HellerEhrman

July 5, 2004



04035457

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Managing Partner, Hong Kong
Direct 2292 2222
Direct Fax 2292 2200
Main 852.2292.2000
Fax 852.2292.2200

SEC MAIL PROCESSING
RECEIVED
JUL 13 2004
WASH, D.C. 185 SECTION



VIA AIRMAIL

The Office of International Corporate
Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.



SUPPL

BEST AVAILABLE COPY

Ladies and Gentlemen:

SEC FILE NO. 82-3648

PROCESSED
JUL 14 2004



THOMSON
FINANCIAL

Re: Techtronic Industries Company Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Techtronic Industries Company Limited (the "Company"), S.E.C. File No. 82-3648, the enclosed copies of documents, are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding the proposed issue of zero coupon convertible bonds due 2009 convertible into ordinary shares of Techtronic Industries Company Ltd., dated June 17, 2004, published (in the English language) in the South China Morning Post and published (in the Chinese language) in the Hong Kong Economic Times, both on June 18, 2004;

dlw 7/14

(2) The Company's announcement regarding Poll results of the annual general meeting and the extraordinary general meeting held on May 28, 2004 and share subdivision, dated May 28, 2004, published (in the English language) in the South China Morning Post and published (in the Chinese language) in the Hong Kong Economic Times, both on May 31, 2004;

(3) The Company's announcement regarding proposed share subdivision, dated April 19, 2004, published (in the English language) in The Standard and published (in the Chinese language) in the Hong Kong Economic Times, both on April 20, 2004; and

(4) The Company's annual report 2003.

The part of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Techtronic Industries Company Limited

H:\dl:\ADR\19056\0001\30sec.doc

GENERAL Appointments

江苏

Notices

DIVIDENDS DECLARED

Share dividend	Profit/Loss	Books closed	Payable date
Aeon Credit (F) 9¢ (8¢)	$119.2m +1.5%	11/6	8/7
Aeon Stores (F) 13¢ (9¢)	$85.8m +29.7%	14/6	28/7
[illegible]		23/6	
Automated Sys (F) 2.2¢ (1.6¢)	$10.1m +53.4%	21/7	18/8
[illegible]	[illegible]	—	—
[illegible]	$20.8m +38.3%	—	—
[illegible]	Rmb112.4m +20.3%	n.a.	n.a.
[illegible]	[illegible]	30/6	31/8
Beijing Ent (F) 38¢ (18¢)	$463.3m +11.6%	15/6	13/7
[illegible]	-$2.4m (-$3m)	—	—
[illegible]	-$3.6m (-$2.4m)	—	—
Brilliance China (F) 1¢ (1¢)	[illegible]	21/6	2/7
[illegible]	[illegible]	—	—
China Mer Hold (F) 29¢ (10¢)	$1.44b +44.1%	2/6	16/7
China Mobile (F) 30¢ (22¢)	[illegible]	16/6	21/6
China O'seas (F) 3¢ (1¢)	[illegible]	21/6	4/7
China Pharma (1stQ) nil (nil)	$24.9m -45%	—	—
China Res Land (F) 2.7¢ (2.7¢)	$78.8m -28.3%	14/6	30/6
[illegible]	[illegible]	—	—
City Telecom (S) 1.8¢ (5¢)	$35.1m -68%	7/6	28/6
CLP Hold (1stQ) 45¢ (41¢)		10/6	23/6
[illegible]		24/6	21/7
Dah Sing (SD) 60¢		n.a.	
[illegible]	[illegible]	—	—
[illegible]	$33.9m -61%	—	—
[illegible]	[illegible]	—	—
[illegible]	-$89m (-$11.6m)	—	—
FE Petrochem (F) 10¢ (10¢)	$75.3m -49.3%	18/6	2/7
FE Petrochem (1stQ) nil (nil)	$76.3m +98.7%	—	—
[illegible]	$31.1m +362%	—	—
[illegible]			

SUBSTANTIAL SHAREHOLDER NOTIFICATIONS REPORT

Shareholder	Date	Present balance	Previous balance
[illegible]			
Aberdeen Asset	Jun-11	19,292,000	19,332,000
[illegible]			
J.P.Morgan Chase	Jun-14	187,194,300	213,200,300
[illegible]			
Sumitomo Life Ins	Jun-09	70,200,000	71,494,000
[illegible]			
J.P.Morgan Chase	Jun-09	51,760,070	53,034,070
[illegible]			
Sumitomo Life Ins	Jun-08	34,486,000	34,434,000
[illegible]			
Aberdeen Asset	Jun-14	21,490,500	21,483,500
[illegible]			
He Guangbei	Jun-15	1,084,500	1,446,000
[illegible]			
Morgan Stanley	Jun-10	7,507,467	7,461,715
[illegible]			
Chu Yuet Wah	Jun-15	295,000,000	355,000,000
[illegible]			
Link Zone Int'l	Jun-11	408,916,000	425,000,000
[illegible]			
Merrill Lynch	Jun-15	84,342,207	81,502,307
[illegible]			
Swisslat Structured Bds	Jun-11	18,470,000	21,170,000
[illegible]			
BNP Paribas	Jun-10	57,300,000	62,800,000
[illegible]			
Fan Di	Jun-14	2,541,020,080	2,431,020,080
[illegible]			
Sunderland Properties	Jun-15	2,512,330,000	2,507,600,000
[illegible]			
J.P.Morgan Chase	Jun-11	129,583,844	129,633,844
[illegible]			

HIGH COURT WRITS

No	Plaintiffs	Defendants	Particular	Claim
01437	Nan Fung Finance Ltd	Ng Chi Fai Joseph	MD	$7,965,666.03
01438	China Agricultural Investments Co Ltd	Canary Finance Ltd FKA Jinli Finance Co Ltd	Sum	$3,076,317.56
01439	A-Chow Engineering Co Ltd	China Geo-Engineering Corporation	MD	$1,235,431.65
01440	Bank of China (Hong Kong) Ltd the successor corporation to Kincheng Banking Corporation Hong Kong Branch	Lam Hin Yeung Cheung Lai Kuen	MD	$1,261,190.80
01441	WH Interior Design & Contracting Co Ltd	Get Lucky Development Ltd	MD	$1,460,986.01
01442	Chan Bing Woon	Mok Sau Ngan Dominique The Incorporated Owners of Braemar Hill Mansion	Damages	NS
01443	The Hongkong And Shanghai Banking Corporation Ltd	Ching Wai Kuen Cheng Mei Heung Ng Shui Kam	MD	$3,013,065.06
01444	Concord Property Development Ltd	Hsin Yieh Architects & Associates Ltd	Damages	NS
01445	Aurobindo (H.K.) Ltd	Shun Hing Medicine Co Ltd	Sum	US$735,212.50

Key:
AD .... amount due
MD .... money due/owing
DEC .... declaration
SP .... specific performance
AKA .... also known as
L&T .... landlords and tenants (Pos
NS .... not stat
TA .... trading
FKA .... formerly known
INJ .... injunctio

OFFICIAL LIST

New listings
Plasmagene Bioscience (8250): Trading in its shares starts today.

Last day of dealing
JP-CPAir@EC0406 (9153) and JP-J Ele@EC0406 (9154): Trading in the derivative warrants will cease aft today.

Suspension of trading
China Strategic Holdings (235): Trading in its shares was suspended yesterday pending the release of pric sensitive information.
Kong Sun Holdings (295): Trading in its shares was suspended yesterday pending an announcement of pric sensitive information.
Techpacific Capital (8088): Trading in its shares was suspended yesterday pending an announcement whi may contain price-sensitive information.
Byford International (8275): Trading in its shares was suspended yesterday pending an announcement in rel tion to price-sensitive information.
Techtronic Industries (669), (2919): Trading in its shares was suspended yesterday pending an announceme concerning a proposed issue of convertible bonds.
Far East Pharmaceutical Technology (399): Trading in its shares was suspended from 3.56pm yesterday b cause the authorised representatives of the company could not be contacted for clarification of unusual mov ments in the price and trading volume of its shares.

Resumption of trading
German Automobiles International (8124), Luoyang Glass (1108) and Maxx Bioscience Holdings (512): Tradi in their shares resumed yesterday.

Change of company name
Sen Hong Resources Holdings (76): It will change its name to South Sea Petroleum Holdings today.

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e-mail: classified@scmp.com


ClassifiedPosttwo
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GENERAL Appointments

[illegible]省招聘香港專業人才公告

為加強江蘇省與香港特別行政區的經濟合作和人才、智力交流，促進兩地經濟繁榮，江蘇省政府將面向香港地區，聘請一批城市規劃、對外經貿、涉外法規顧問，招聘一批省、市屬國有大型企業高級管理人員，現將有關事項公告如下：

一、聘請及招聘職位

1、[illegible]（1-3名）
2、[illegible]（1-3名）
3、[illegible]（1-3名）
4、[illegible]有限公司副總經理（1名）
5、[illegible]有限公司副總裁（1名）
6、[illegible]有限公司副總經理（1名）
7、[illegible]（1名）
8、[illegible]有限公司副總經理（1名）
9、[illegible]有限公司副總經理（1名）
10、[illegible]有限公司副總裁（1名）

二、應聘報名時間：2004年6月18日至7月18日

三、應聘報名方式

[illegible]
信箱：zsb002@netvigator.com

[illegible]
大廈19樓A、50B

四、聘請及招聘程序

1、2004年8月18-20日，人才聘用單位與應聘人員在香港[illegible]
2、2004年9月[illegible]聘用合同

五、江蘇招聘人才香港工作站簡介

[illegible]
1、[illegible]在香港招聘人才的有關資訊
2、[illegible]
3、[illegible]
4、[illegible]

地址：[illegible]
19樓A、50B
聯繫人：[illegible]
聯繫電話：25223600 28611045（Fax）
電郵地址：zsb002@netvigator.com
[illegible]www.classifiedpost.com[illegible]
www.chinajob.com[illegible]



Notices

DIVIDENDS DECLARED

Share dividend	Profit/Loss	Books closed	Payable date
[illegible]	[illegible]	[illegible]	[illegible]

SUBSTANTIAL SHAREHOLDER NOTIFICATIONS REPORT

Shareholder	Date	Present balance	Previous balance
[illegible]	[illegible]	[illegible]	[illegible]

HIGH COURT WRITS

No	Plaintiffs	Defendants	Particular	Claim
01437	Nan Fung Finance Ltd	Ng Chi Fai Joseph	MD	$7,965,666.03
01438	China Agricultural Investments Co Ltd	Canary Finance Ltd FKA Jinli Finance Co Ltd	Sum	$3,076,317.56
01439	A-Chow Engineering Co Ltd	China Geo-Engineering Corporation	MD	$1,235,431.65
01440	Bank of China (Hong Kong) Ltd the successor corporation to Kincheng Banking Corporation Hong Kong Branch	Lam Hin Yeung Cheung Lai Kuen	MD	$1,261,190.80
01441	WH Interior Design & Contracting Co Ltd	Get Lucky Development Ltd	MD	$1,460,986.01
01442	Chan Bing Woon	Mok Sau Ngan Dominique The Incorporated Owners of Braemar Hill Mansion	Damages	NS
01443	The Hongkong And Shanghai Banking Corporation Ltd	Ching Wai Kuen Cheng Mei Heung Ng Shui Kam	MD	$3,013,065.06
01444	Concord Property Development Ltd	Hsin Yieh Architects & Associates Ltd	Damages	NS
01445	Aurobindo (H.K.) Ltd	Shun Hing Medicine Co Ltd	Sum	US$735,212.50

Key:
AD .... amount due
MD .... money due/owing
DEC .... declaration
SP .... specific performance
AKA .... also known as
L&T .... landlords and tenants (Pos
NS .... not stat
TA .... trading
FKA .... formerly known
INJ .... injunctio

OFFICIAL LIST

New listings
Plasmagene Bioscience (8250): Trading in its shares starts today.

Last day of dealing
JP-CPAir@EC0406 (9153) and JP-J Ele@EC0406 (9154): Trading in the derivative warrants will cease aft today.

Suspension of trading
China Strategic Holdings (235): Trading in its shares was suspended yesterday pending the release of pric sensitive information.
Kong Sun Holdings (295): Trading in its shares was suspended yesterday pending an announcement of pric sensitive information.
Techpacific Capital (8088): Trading in its shares was suspended yesterday pending an announcement whi may contain price-sensitive information.
Byford International (8275): Trading in its shares was suspended yesterday pending an announcement in rel tion to price-sensitive information.
Techtronic Industries (669), (2919): Trading in its shares was suspended yesterday pending an announceme concerning a proposed issue of convertible bonds.
Far East Pharmaceutical Technology (399): Trading in its shares was suspended from 3.56pm yesterday b cause the authorised representatives of the company could not be contacted for clarification of unusual mov ments in the price and trading volume of its shares.

Resumption of trading
German Automobiles International (8126), Luoyang Glass (1108) and Maxx Bioscience Holdings (512): Tradi in their shares resumed yesterday.

Change of company name
Sen Hong Resources Holdings (76): It will change its name to South Sea Petroleum Holdings today.

The fastest way to book an ad

e-mail: classified@scmp.com



ClassifiedPosttwo
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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not an offer to sell or the solicitation of an offer to buy any securities and neither this announcement nor anything herein forms the basis for any contract or commitment whatsoever. Neither this announcement nor any copy hereof may be taken into or distributed in the United States or to any US persons. Securities may not be offered or sold in the United States absent registration or an exemption from registration, and the securities described herein will be sold only in accordance with all applicable laws and regulations.



Techtronic Industries Co. Ltd.
(Incorporated in Hong Kong with limited liability)
(Stock Code: 669)

PROPOSED ISSUE OF ZERO COUPON CONVERTIBLE BONDS DUE 2009 CONVERTIBLE INTO ORDINARY SHARES OF TECHTRONIC INDUSTRIES COMPANY LIMITED

Joint Bookrunners and Global Coordinators



ABN·AMRO ROTHSCHILD



HSBC

The Hongkong and Shanghai Banking Corporation Limited

The Company announces that on 16 June 2004 the Company entered into the Subscription Agreement with the Lead Managers, pursuant to which the Lead Managers have agreed to subscribe for the Bonds to be issued at par by the Company in an aggregate principal amount of US$140,000,000 (approximately HK$1,091,678,000).

The Bonds will be issued by the Company to not less than six placees who are not related to the directors, chief executive or substantial shareholders of the Company and its subsidiaries and their respective associates as defined in the Listing Rules. The initial Conversion Price is HK$16.56 per Share, representing a premium of 38.00% over the closing price of the Shares on the Stock Exchange on 16 June 2004. Assuming full conversion of the Bonds at the initial Conversion Price of HK$16.56 per Share at the Fixed Rate, the Bonds will be convertible into approximately 65,922,584 Shares, representing approximately 4.94% of the issued share capital of the Company as at the date of this announcement and approximately 4.71% of the issued share capital of the Company as enlarged by the issue of the Conversion Shares.

Completion of the Subscription Agreement is subject to the satisfaction and/or waiver of the conditions precedent therein. In addition, the Subscription Agreement may be terminated under certain circumstances. Please refer to the paragraph headed "THE SUBSCRIPTION AGREEMENT" below for further information.

As the Subscription Agreement may or may not complete, Shareholders and potential investors are advised to exercise caution when dealing in the Shares.

The Conversion Shares will be issued and allotted by the Company pursuant to the general mandate granted to the Directors at the annual general meeting of the Company held on 28 May 2004.

The Company will apply to the Stock Exchange for the listing of, and permission to deal in, the Conversion Shares.

An application will be made for the listing of the Bonds on the Stock Exchange as selectively marketed securities.



Trading in Shares on the Stock Exchange was suspended at the request of the Company with effect from 9:30 a.m. on 17 June 2004 pending the release of this announcement. The Company has applied for a resumption of trading in its Shares with effect from 9:30 a.m. on 18 June 2004.

THE SUBSCRIPTION AGREEMENT

Date: 16 June 2004

Parties: The Company
Mr. Pudwill and Mr. Chung
The Lead Managers

Subject to the fulfilment of the conditions set out below in the section headed "Conditions", the Lead Managers have agreed to subscribe or procure subscribers to subscribe for the Bonds with an initial aggregate principal amount of US$140,000,000 (approximately HK$1,091,678,000).

The Bonds will be offered outside the United States in reliance upon Regulation S of the US Securities Act and to professional investors in Hong Kong and elsewhere (other than the United States) but none of the Bonds will be offered to the public in Hong Kong nor will they be placed to any connected persons of the Company.

Placees

The Bonds will be issued by the Company to not less than six independent placees who are not connected with the directors, chief executive and substantial shareholders of the Company or any of its subsidiaries or any of their respective associates.

Based on the current list of placees and the initial Conversion Price, the issue of the Bonds will not result in the introduction of any new substantial shareholders of the Company.

Undertaking

The Company has agreed in the Subscription Agreement that it will not, and each of Mr. Pudwill and Mr. Chung undertakes with the Lead Managers to procure that the Company will not, for a period of 90 days after the Closing Date, without the prior written consent of the Lead Managers, issue, offer, lend, sell, contract to sell, pledge, grant an option to purchase or otherwise dispose of, any Shares (or any securities convertible or exchangeable for Shares), or enter into a transaction (including a derivative transaction) having an economic effect similar to that of a sale, or enter into any swap or other agreement that transfers, in whole or in part, the economic risk of ownership of the Shares, whether any such transaction described above is to be settled by delivery of Shares or such other securities, in cash or otherwise or publicly announce any intention to issue, offer, lend, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of, any Shares (or any securities convertible into or exchangeable for or which carry rights to subscribe or purchase Shares) or enter into any swap or similar agreement described above or deposit any Shares (or any securities convertible into or exchangeable for Shares) in any depository receipt facility, other than (i) Shares to be issued upon exercise of warrants to purchase or subscribe Shares, or upon conversion of securities convertible into Shares, in each case, outstanding on the date of the Subscription Agreement; (ii) Shares (or any securities convertible into or exchangeable for or which carry rights to subscribe or purchase Shares) issued, offered, allotted, appropriated, modified or granted to employees (including directors) or former employees of the Company, its subsidiaries and/or associated companies or persons related to such employees (including directors) or former employees, directly or indirectly, pursuant to any employee share scheme or arrangement for any one or more employees generally or as required by law; and (iii) Shares [illegible] of the share capital of the Company in issue as at the date of its last annual general meeting) to be issued and allotted for consideration other than cash in connection with an acquisition of a company or a business by the Group pursuant to the general mandate granted to the directors at the annual general meeting of the Company held on 28 May 2004.

Each of the Mr. Pudwill and Mr. Chung has agreed in the Subscription Agreement that he will not, for a period of 90 days after the Closing Date, without the prior written consent of the Lead Managers, offer, lend, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of, any Shares (or any securities convertible or exchangeable for Shares), or enter into a transaction (including a derivative transaction) having an economic effect similar to that of a sale or enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of the Shares, whether any such transaction described above is to be settled by delivery of Shares or such other securities, in cash or otherwise or publicly announce any intention to offer, lend, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of, any Shares (or any securities convertible into or exchangeable for or which carry rights to subscribe or purchase Shares) or enter into any swap or similar agreement described above or deposit any Shares (or any securities convertible into or exchangeable for Shares) in any depository receipt facility.

Conditions Precedent of the Subscription Agreement

Completion of the Subscription Agreement is conditional upon, among other things:

(i) the execution of a trust deed constituting the Bonds and a paying and conversion agency agreement by all respective parties each in a form satisfactory to the Lead Managers and the Trustee; and

(ii) the Stock Exchange having admitted to listing and not having revoked the listing of the Bonds on or before the Closing Date.

Termination

The Lead Managers may, by notice in writing to the Company given at any time prior to payment of the net subscription moneys for the Bonds on or before the Closing Date to the Company, terminate the Subscription Agreement if there shall have come to the notice of the Lead Managers any breach of, or any change rendering inaccurate in any respect, any of the warranties and representations contained in the Subscription Agreement.

The Lead Managers may also by notice in writing to the Company terminate the Subscription Agreement (but only in respect of Bonds which have not already been issued, subscribed and paid for at the time of termination) at any time before the Closing Date if,

(i) in the opinion of the Lead Managers, (i) there shall have developed, occurred or come into effect any event, or series of events, beyond the reasonable control of the Lead Managers (including, without limitation, acts of governments, strikes, lock-outs, fire, explosion, flooding, civil commotion, acts of war and acts of God or (ii) there shall have been any adverse change, or development (whether or not permanent) involving a prospective adverse change, in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Group, whether or not arising in the ordinary course of business or (iii) there shall have occurred any change or any development (whether or not permanent) involving a prospective change or any crisis in local, national or international monetary, financial, economic, legal, taxation or political conditions (including, without limitation, conditions in the stock market, in the foreign exchange market, inter-bank market, money market and conditions with respect to interest rates in Hong Kong or otherwise) or foreign exchange controls in Hong Kong and overseas or any occurrence of a combination of any such changes or developments or crises or any deterioration of any such conditions, or (iv) any local, national or international occurrence, outbreak or escalation of hostilities whether war had been declared or not, or insurrection or armed conflict (whether or not involving financial markets), in each case which has resulted or is in the opinion of the Lead Managers likely to result in the conditions in the stock market in Hong Kong and/or stock markets overseas being adversely affected, or the success of the Bonds Issue being prejudiced, or it becoming impracticable, inadvisable, inexpedient or not commercially viable for the Bonds Issue to commence, be proceeded with or completed, or it becoming for any reason not commercially viable or otherwise contrary to or outside the usual commercial customs or practices in Hong Kong for the Lead Managers to observe or perform or be obliged to observe or perform the terms of the Subscription Agreement or the business, trading position, operations or prospects of the Group being adversely affected; or

(ii) there shall have developed, occurred or come into force any new law or regulation or any change in existing laws or regulations (or the judicial interpretation thereof) or any other similar event which the Lead Managers in its opinion has or is likely to have an adverse effect on the business, trading position, operation or prospects of the Group; or

(iii) trading in shares or securities generally on the Stock Exchange shall have been suspended or limited or minimum prices shall have been established on the Stock Exchange; or

(iv) a banking moratorium shall have been declared either by Hong Kong, United States federal or New York State authorities.

Subject to the foregoing, the Subscription Agreement is expected to be completed on the Closing Date and the Bonds are expected to be issued on the Closing Date.

Conversion

The initial Conversion Price at HK$16.56 per Share represents (i) a premium of 38.00% to the closing price of the Shares quoted on the Stock Exchange on 16 June 2004 of HK$12.00; (ii) a premium of 35.74% to the 5-day average closing price of the Shares over the 5 Trading Days up to and including 16 June 2004 of HK$12.20; and (iii) a premium of 37.03% to the 10-day average closing price of the Shares over the 10 Trading Days up to and including 16 June 2004 of HK$12.085.

The initial Conversion Price of HK$16.56 per Share is negotiated between the Company and the Lead Managers on an arm's length basis and by reference to the market price of the Shares prior to suspension of trading of the Shares on the Stock Exchange on 16 June 2004.

The Conversion Shares will be issued and allotted by the Company pursuant to the general mandate granted to the Directors at the annual general meeting of the Company held on 28 May 2004.

PRINCIPAL TERMS OF THE BONDS

The principal terms of the Bonds, which will be constituted by a trust deed to be entered into between the Company and the Trustee, are summarised as follows:

Principal Amount

The aggregate principal amount of the Bonds will be US$140,000,000 (approximately HK$1,091,678,000).

Issue Price

100% of the principal amount of the Bonds.

Interest

The Bonds bear zero interest.

Conversion Period

Bondholder(s) will, subject to the Company's right to elect to pay converting Bondholders cash in lieu of Shares, have the right to convert their Bonds into Shares at any time during the Conversion Period. No fractional Shares will be issued as a result of the conversion of the Bonds.

Conversion Price

The Bonds will be convertible into Shares at an initial Conversion Price of HK$16.56 per Share at the Fixed Rate. The Conversion Price will be subject to adjustment for, among other things, subdivision or consolidation of Shares, bonus issues, rights issues, distributions and other dilutive events.

The Conversion Price shall not be reduced to below the par value of the Shares (currently HK$0.10 per Share).

In lieu of delivery of some or all of the Shares required to be delivered upon the valid exercise of a Conversion Right, the Company may elect to make a cash settlement payment in respect of all or any portion of a Bondholder's Bonds deposited for conversion.

Ranking of Conversion Shares

Conversion Shares will rank pari passu in all respects with the Shares in issue on the relevant date of registration of holders of such Shares on the register of members of the Company.

Transfer

The Bonds will be transferable without restrictions. The Bondholders will be required to notify the Company of any transfer of the Bonds, which will change the names of the registered Bondholders. However, the transfers can be effected through Euroclear System and Clearstream Banking Societe Anonyme, which operate book entry transfer systems.

Maturity

Unless previously redeemed, converted or purchased and cancelled in the circumstances referred to in the conditions of the Bonds, the Company will redeem each Bond at 107.76% of its principal amount on the Maturity Date.

Redemption at the Option of the Bondholders

On or after 8 July 2007, the holder of each Bond will have the right at such holder's option, to require the Company to redeem all or some only of the Bonds at 104.59% of their principal amount.

Redemption at the Option of the Company

On or at any time after 8 July 2007 and prior to the Maturity Date, the Company may redeem all or (save in the circumstances, described in sub-paragraph (ii) below, in which case all the Bonds must be redeemed) from time to time some only (being US$1,000,000 in principal amount or integral multiples thereof) of the Bonds at the relevant Early Redemption Amount if:

(i) the closing price of the Shares (as derived from the Daily Quotation Sheet of the Stock Exchange or, as the case may be, the equivalent quotation sheet of an Alternative Stock Exchange (as defined in the terms and conditions of the Bonds)), converted into US dollars at the Prevailing Rate, for each of the 30 consecutive Trading Days, the last day of such 30-day period falling within five Trading Days prior to the date upon which notice of such redemption is published, was at least 130% of the then prevailing Conversion Price translated into US dollars at the Fixed Rate on the relevant Trading Day, as determined by the Conversion Agent; or

(ii) at least 90% in principal amount of the Bonds has already been converted, redeemed or purchased and cancelled.

Redemption for Taxation Reasons

The Company may redeem all, but not some only, of the Bonds at an Early Redemption Amount in the event of changes in or amendment to the laws and regulations regarding the Hong Kong taxation.

Redemption for Delisting or Change of Control

Each Bondholder shall have the right, at such Bondholder's option, to require the Company to redeem all or some only of such Bondholder's Bonds at an Early Redemption Amount upon (i) the Shares ceasing to be listed or admitted to trading on the Stock Exchange; or (ii) the occurrence of a Change of Control with respect to the Company.

Form of the Bonds and Denomination

The Bonds will be in registered form and in denominations of US$1,000 each or integral multiples thereof.

Ranking of the Bonds

The Bonds will constitute direct, unsubordinated, unconditional and (subject to the terms and conditions of the Bonds) unsecured obligations of the Company and shall at all times rank pari passu and without any preference or priority among themselves.

Bondholders will not have any voting rights until and unless they have converted their Bonds into Shares.

Listing

Application will be made for the listing of the Bonds on the Stock Exchange as selectively marketed securities. The Company will apply to the Stock Exchange for the listing of, and permission to deal in, the Conversion Shares.

The Company has not raised any funds by means of equity in the past twelve months other than the Shares issued pursuant to the exercise of the options granted under the Company's share option schemes.

EFFECT ON THE SHARE CAPITAL OF THE COMPANY AS A RESULT OF CONVERSION

Based on the initial Conversion Price of HK$16.56 per Share and assuming full conversion of the Bonds, the Bonds will be convertible into 65,922,584 Shares, representing approximately 4.94% of the issued share capital of the Company as at the date of this announcement and approximately 4.71% of the issued share capital of the Company as enlarged by the issue of the Conversion Shares.

The following table summarises the potential effects on the shareholding structure of the Company as a result of the Bonds Issue (by reference to current shareholdings):

	Existing (as at the date of this announcement)		Assuming the Bonds are fully converted into Shares at the initial Conversion Price of HK$16.56 each	
Shareholder	No. of Shares	% of issued share capital of the Company	No. of Shares	% of enlarged share capital of the Company
Mr. Pudwill, Mr. Chung and their respective associates *(Note 1)*	409,071,742	30.65%	409,071,742	29.21%
Other Directors *(Note 2)*	6,274,000	0.47%	6,274,000	0.45%
Public Shareholders	919,229,910	68.88%	919,229,910	65.63%
Bondholders	—	—	65,922,584	4.71%
Total	1,334,575,652	100%	1,400,498,236	100%

Notes:

1. These Shares were held as to 71,974,000 by Mr. Pudwill, as to 760,000 Shares by Mr. Pudwill's spouse, as to 185,584,764 Shares by Sunning Inc. (a company wholly owned by Mr. Pudwill), as to 37,075,030 Shares by Cordless Industries Company Limited (a company owned as to 70% by Mr. Pudwill and as to 30% by Mr. Chung), as to 113,541,948 Shares by Mr. Chung and as to 136,000 Shares by Mr. Chung's spouse.

2. The other Directors comprise Mr. Patrick Kin Wah Chan, Mr. Frank Chi Chung Chan, Dr. Akio Urakami, Mr. Christopher Patrick Langley, Mr. Vincent Ting Kau Cheung and Mr. Joel Arthur Schleicher.

USE OF PROCEEDS

The estimated net proceeds from the issue of the Bonds (after deduction of commission and expenses) are approximately US$136,550,000 (approximately HK$1,064,775,935) and are presently intended to be used by the Company as to 50% for general corporate requirements and as to 50% for working capital purposes including financing possible acquisitions should suitable opportunities arise in future. The Company has not entered into any agreement in relation to any such possible acquisitions nor has the Company committed itself to any exclusive negotiations with any third party which will lead to the conclusion of such agreement up to the date of this announcement.

REASONS FOR AND BENEFITS OF THE BONDS ISSUE

The Bonds Issue will raise immediate funds for the Company which can be used for general corporate and working capital purposes including financing possible acquisitions. The conversion of the Bonds into the Conversion Shares will enlarge the shareholder capital base of the Company and the Directors consider that this will facilitate the development and expansion of the Company. Taking into account that the Conversion Price represents a premium to the closing price of the Shares as quoted on the Stock Exchange on 16 June 2004, the Directors are of the view that the terms and conditions of the Bonds are fair and reasonable and are in the interest of the Group as a whole.

GENERAL

The Company will notify the Stock Exchange if it becomes aware of any dealings in the Bonds by any directors, chief executive and substantial shareholders of the Company or its subsidiaries or any of their respective associates.

Completion of the Subscription Agreement is subject to the satisfaction and/or waiver of the conditions precedent therein. In addition, the Subscription Agreement may be terminated under certain circumstances. Please refer to the paragraph headed "THE SUBSCRIPTION AGREEMENT" above for further information.

As the Subscription Agreement may or may not complete, Shareholders and potential investors are advised to exercise caution when dealing in the Shares.

Trading in Shares on the Stock Exchange was suspended at the request of the Company with effect from 9:30 a.m. on 17 June 2004 pending the release of this announcement. The Company has applied for a resumption of trading in its Shares with effect from 9:30 a.m. on 18 June 2004.

As at the date of this announcement, the Board comprises five executive Directors, Mr. Horst Julius Pudwill (Chairman and Chief Executive Officer), Mr. Roy Chi Ping Chung (Group Managing Director), Mr. Patrick Kin Wah Chan, Mr. Frank Chi Chung Chan and Dr. Akio Urakami, and three independent non-executive Directors, Mr. Christopher Patrick Langley, Mr. Vincent Ting Kau Cheung and Mr. Joel Arthur Schleicher.

TERMS USED IN THIS ANNOUNCEMENT

"associate" — has the meaning ascribed to it under the Listing Rules;

"Board" — the board of directors of the Company;

"Bonds" — the Zero Coupon Convertible Bonds due 2009 in the aggregate principal amount of US$140,000,000 (approximately HK$1,091,678,000);

"Bondholder(s)" — holder(s) of the Bonds from time to time;

"Bonds Issue" — the subscription and issue of the Bonds with the aggregate principal amount of US$140,000,000 (approximately HK$1,091,678,000) under the Subscription Agreement;

"Change of Control" — occurs when, (i) any person or persons (as defined in the terms and conditions of the Bonds) (other than one or more of the Existing Major Shareholders) acting together acquires directly or indirectly a percentage of the voting rights of the issued share capital of the Company that exceeds such percentage then held by the Existing Major Shareholders collectively; or (ii) the Company consolidates with or merges into or sells or transfers all or substantially all of the Company's assets to any other person, unless the consolidation, merger, sale or transfer will not result in the other person or persons (as defined in the terms and conditions of the Bonds) acquiring control over the Company or the successor entity;

"Closing Date" — the date (expected to be on 8 July 2004 or such other date as the Company and the Lead Managers may agree) on which the Bonds are issued;

"Company" — Techtronic Industries Company Limited, a company incorporated in Hong Kong with limited liability, the Shares of which are listed on the Stock Exchange;

"connected persons" — the meaning ascribed to that term in the Listing Rules;

"Conversion Period" — on or after 7 August 2004 up to and including the close of business (at the place where the certificate evidencing such Bonds are deposited for conversion) on 30 June 2009 or, if such Bond shall have been called for redemption under Condition 8(B) or 8(C) of the Bonds before the Maturity Date, then up to the close of business (at the place aforesaid) on the date no later than seven business days (at the place aforesaid) prior to the date fixed for redemption thereof;

"Conversion Price" — the price per Share at which the Bonds may be converted into Shares;

"Conversion Shares" — Shares to be allotted and issued by the Company upon conversion of the Bonds;

"Directors" — directors of the Company;

"Early Redemption Amount" — in respect of each Bond, the amount rounded up to the nearest US cent, determined as follow:

$$US\$1{,}000 \times 7.758\% \times \frac{A}{1{,}800}$$

where, A is the actual number of days calculated on the basis of a year of 360 days consisting of 12 months of 30 days each from, and including the Closing Date to, but excluding, the date on which the Bonds are redeemed or, as the case may be, become due and payable in accordance with the terms and conditions of the Bonds,

"Existing Major Shareholders" — each of Mr. Pudwill and Mr. Chung and any trusts established for the benefit of them and their immediate family members ("related trusts") and/or companies controlled by them, their immediate family members or related trusts and such companies' direct or indirect subsidiaries;

"Fixed Rate" — the fixed rate of US$1.00 = HK$7.7977;

"Group" — the Company and its subsidiaries;

"HK$" — Hong Kong dollars, the lawful currency of Hong Kong;

"Hong Kong" — the Hong Kong Special Administrative Region of the People's Republic of China;

"Lead Managers" — ABN AMRO Bank N.V. (Hong Kong Branch) and NM Rothschild & Sons (Hong Kong) Limited, each trading as ABN AMRO Rothschild and The Hongkong and Shanghai Banking Corporation Limited;

"Listing Rules" — the Rules Governing the Listing of Securities on the Stock Exchange;

"Maturity Date" — the date (expected to be on 8 July 2009, or such other date as the Company and the Lead Managers may agree) on which the Bonds mature;

"Mr. Chung" — Mr. Roy Chi Ping Chung, Group Managing Director;

"Mr. Pudwill" — Mr. Horst Julius Pudwill, Chairman and Chief Executive Officer;

"Prevailing Rate" — the bid rate for exchanging US$ and HK$ shown on the Reuters "HKD=" page at or about 11:00 a.m. (Hong Kong time) on that date, if no such rate as appearing on the Reuters "HKD=" page, The Hongkong and Shanghai Banking Corporation Limited's rate at such time (or the rate of such other bank as is selected by the Company and approved by the Trustee at such time);

"Share(s)" — ordinary share(s) of HK$0.10 each in the share capital of the Company;

"Shareholder(s)" — holder(s) of Shares;

"Stock Exchange" — The Stock Exchange of Hong Kong Limited;

"Subscription Agreement" — the conditional subscription agreement entered into between the Company and the Lead Managers on 16 June 2004;

"Trading Day" — a day on which the Stock Exchange is open for dealing business;

"Trustee" — The Bank of New York;

"United States or US" — the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

"US$" — US dollars, the lawful currency of the US"; and

% — per cent.

* Unless otherwise specified, terms expressed in US$ herein have been translated into HK$ at the rate of US$1 = HK$7.7977.

By order of the Board of
Techtronic Industries Company Limited
Chi Chung Chan
Company Secretary

Hong Kong, 17 June 2004

Legal & General Notices

Hang Seng Lifestyle Banking Website Lucky Draw Results Announcement

Hang Seng Lifestyle Banking Website Grand Lucky Draw was completed on 11 June 2004. The winners are Lam Chi Man, Wong Ching Hang and Chan Yin Ping/Wong Hing. All winners will be notified individually by post.

(Lucky Draw Licence No.: 21152)

Member HSBC *Group*


HANG SENG BANK

NOTICE

Notice is hereby given that Mr. Henry Kwok On, Wu and Mr. Frankie Yau Ho, Ma have left the company on 16 June 2004 and 17 June 2004 respectively. They are no longer empowered to represent the company. We shall hold no responsibility for any matter in connection with Mr. Henry Kwok On, Wu and Mr. Frankie Yau Ho, Ma.

Parsons Music Limited
17 June 2004

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NOTICE

IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION COURT OF FIRST INSTANCE COMPANIES (WINDING-UP) NO. HCCW 549 OF 2004

IN THE MATTER of the Companies Ordinance, Cap. 32

and

IN THE MATTER of Perfect Impact Development Limited

NOTICE is hereby given that a petition for the winding-up of the above-named Company by the High Court of the Hong Kong Special Administrative Region was, on the 11th day of May 2004 presented to the said Court by the Commissioner of Inland Revenue of Hong Kong of Revenue Tower, 5 Gloucester Road, Wan Chai, Hong Kong. And that the said petition is directed to be heard before the Court at 10:00 a.m. on the 30th day of June 2004; and any creditor or contributory of the said Company desirous to support or oppose the making of an order on the said petition may appear at the time of hearing by himself or his counsel for that purpose; and a copy of the petition will be furnished to any creditor or contributory of the said company requiring the same by the undersigned on payment of the regulated charge for the same.

Dated the 18th day of June 2004

Carmen Ho
Government Counsel
Counsel for the Petitioner
Department of Justice
2nd Floor, High Block
Queensway Government Offices
66 Queensway, Hong Kong

Note: Any person who intends to appear on the hearing of the said petition must serve on or send by post to the above-named, notice in writing of his intention so to do. The notice must state the name and address of the person, or, if a firm, the name and address of the firm and must be signed by the person or firm or his or their solicitor (if any), and must be served, or if posted, must be sent by post in sufficient time to reach the above-named not later than six o'clock in the afternoon of the 29th day of June 2004.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liabilities whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHALCO

中国铝业股份有限公司*

ALUMINUM CORPORATION OF CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

CLARIFICATION ANNOUNCEMENT

On 16 June 2004, the Company entered into the non-binding Letter of Intent in respect of the Proposed Acquisition (of a 29% equity interest in Lanzhou Aluminum Corporation Limited). The Proposed Acquisition is subject to a number of conditions, including approval by the State-owned Assets Administrative and Management Committee. The Company will make appropriate announcement if and when the Company enters into a binding agreement in respect of the Proposed Acquisition.

Reference is made to the articles in various newspapers today relating to the proposed acquisition by Aluminum Corporation of China Limited (the "**Company**") of a 29% equity interest in Lanzhou Aluminum Corporation Limited, whose A shares are listed on the Shanghai Stock Exchange.

The board of directors (the "**Board**") of the Company would like to clarify that on 16 June 2004, the Company, Lanzhou Aluminum Corporation Limited, Lanzhou Aluminum Plant and the Jiangsu Province State-owned Assets Administrative and Management Committee entered into a non-binding letter of intent (the "**Letter of Intent**") in respect of the proposed acquisition by the Company from Lanzhou Aluminum Plant of a 29% equity interest in Lanzhou Aluminum Corporation Limited (the "**Proposed Acquisition**"). The Proposed Acquisition is subject to a number of conditions, including approval by the State-owned Assets Administrative and Management Committee. The Company will make appropriate announcement if and when the Company enters into a binding agreement with the parties regarding the Proposed Acquisition.

The Board confirms that save as disclosed in this announcement, there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under Rule 13.23 of the Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

As at the date of this announcement, the Board comprises Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua (Executive Directors), Mr. Jospeh C. Muscari, Mr. Chen Xiaozhou (Non-Executive Directors) and Mr. Chiu Chi Cheong, Clifton, Mr. Wang Dianzuo (Independent Non-Executive Directors).

Made by the order of the Board of Aluminum Corporation of China Limited, the Directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By Order of the Board of Directors of
Aluminum Corporation of China Limited
Liu Qiang
Company Secretary

Hong Kong, 17 June 2004

* *For identification only.*

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


PCCW

PCCW Limited

電訊盈科有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 0008)

REFINANCING FOR REACH LTD.

On June 17, 2004, the Company and Telstra agreed with the Lenders to jointly buy the Debt for approximately US$310,900,000 in aggregate (approximately HK$2,425 million) in consideration for, inter alia, the complete release of all of the obligations of the Reach Group, and certain related parties of the Reach Group, to the Lenders (and vice versa). The consideration will be paid in equal proportions, such that approximately US$155,450,000 (approximately HK$1,213 million) will be payable by each of the Company and Telstra.

It is also proposed that the Company and Telstra will together provide a US$50 million (approximately HK$390 million) revolving working capital loan facility to Reach for general working capital purposes (each of the Company and Telstra contributing US$25 million (approximately HK$195 million)).

BACKGROUND

In January 2001, RFL, a wholly-owned subsidiary of Reach, was provided with a US$1.5 billion (approximately HK$11.7 billion) loan by the Lenders and that loan facility was partly repaid in April 2003, resulting in a reduction in the principal amount outstanding to US$1.2 billion (approximately HK$9,360 million) ("Reach Facility"). The principal amount outstanding under the Reach Facility as at the date of this announcement remains at US$1.2 billion (approximately HK$9,360 million).

SUMMARY OF REFINANCING ARRANGEMENT

The key terms of the refinancing arrangement are as follows:

(A) The Company and Telstra will jointly buy the Debt for approximately US$310,900,000 in aggregate (approximately HK$2,425 million) in consideration for, inter alia, the complete release of all of the obligations of the Reach Group, and certain related parties of the Reach Group, to the Lenders (and vice versa). The consideration will be paid in equal proportions, such that approximately US$155,450,000 (approximately HK$1,213 million) will be payable by each of the Company and Telstra.

(B) The Company and Telstra will together provide a US$50 million (approximately HK$390 million) revolving working capital loan facility to Reach for general working capital purposes ("Working Capital Loan"). Each of the Company and Telstra will contribute US$25 million (approximately HK$195 million). This Working Capital Loan will be revolving and will be repayable in full by Reach on December 31, 2007.

(C) Security will be provided by the Reach Group to the Company and Telstra jointly to secure the Debt, the Working Capital Loan and certain other obligations of the Reach Group. Such security will be in the form of guarantees by members of the Reach Group and charges over certain assets of the Reach Group.

(D) Immediately upon completion of the refinancing arrangement, RFL will owe the Company fifty (50) per cent of the Debt, repayable in a single payment on December 31, 2010. Interest on the Debt will be suspended for up to six (6) months from the date of completion of the refinancing arrangement. At the date of this announcement, no decision has been made between the Company, Telstra and the Reach Group as to the appropriate bases on which interest on the Debt should be calculated following such period.

(E) Interest on the Working Capital Loan will be payable at LIBOR plus 250 basis points.

(F) It is expected that completion of the refinancing arrangement will take place on June 18, 2004 at which time payment of the consideration of approximately US$310,900,000 (approximately HK$2,425 million) will be made, and the Debt will be transferred to the Company and Telstra. The purchase consideration for the Debt and the Working Capital Loan will be funded from the Company's internal resources.

INFORMATION ON THE PARTIES

Reach, a 50:50 joint venture between the Company and Telstra, is a wholesale carrier of combined voice, private line and IP data services and RFL is one of its wholly-owned subsidiaries. The Company is one of Asia's leading integrated communications companies and provides key services in the areas of integrated telecommunications; broadband solutions; connectivity; narrowband and interactive broadband (Internet services); business e-solutions; data centers and related infrastructure. Telstra is Australia's leading telecommunications and information services company.

REASONS FOR, AND BENEFITS OF, THE REFINANCING ARRANGEMENT

Despite remaining a leader in the Asian market, Reach has been affected by the continuing difficult environment in the international undersea and long-haul telecommunications market. This arrangement will strengthen its financial position by reducing the cashflow burden of interest charges paid to the Lenders (which in the last twelve (12) months amounted to approximately US$44.6 million (approximately HK$348 million) and which potentially would have increased as interest rates rise). By virtue of the Lenders' exit and the shareholders of Reach establishing a new financial structure for Reach, Reach's business continuity will be more secure thereby allowing it to continue to focus on improving efficiency, streamlining costs and improving competitiveness.

Moreover, the Directors consider that the refinancing arrangement will benefit the customers of the Company as the arrangement will give Reach the flexibility to secure and further develop its infrastructure and business with the result that the needs of the Company's customers, particularly in the areas of international carriage services, will continue to be met in the future. The refinancing arrangement will ultimately benefit the Company as Reach is the primary wholesale international connectivity provider to the Company.

The Directors believe that the terms of the arrangement are fair and reasonable and in the interests of the shareholders of the Company as a whole.

This announcement is made voluntarily pursuant to Rule 13.09 of the Listing Rules to provide information to the Company's shareholders and to the public.

DEFINITIONS

"Company"	PCCW Limited, a company incorporated in Hong Kong with limited liability and whose shares are listed on the Stock Exchange
"Debt"	the amounts due from RFL to the Lenders under the Reach Facility which amount to US$1.2 billion (approximately HK$9,360 million) at the date of this announcement
"Directors"	the directors of the Company
"Lenders"	the banks which are the lenders under the Reach Facility
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Reach"	Reach Ltd., a company incorporated in Bermuda with limited liability and a 50:50 joint venture between the Company and Telstra
"Reach Facility"	the syndicated term loan facility relating to borrowings of US$1.2 billion (approximately HK$9,360 million) by RFL, repayable by RFL in a single payment on December 31, 2010
"Reach Group"	Reach and its subsidiaries
"RFL"	Reach Finance Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of Reach, which is the borrower under the Reach Facility
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Telstra"	Telstra Corporation Limited, a company incorporated in Australia with limited liability and whose shares are listed on The Australian Stock Exchange Limited
"Working Capital Loan"	the US$50 million (approximately HK$390 million) revolving working capital facility to be provided jointly by the Company and Telstra to Reach as described in paragraph (B) under the heading "Summary of Refinancing Arrangement".

By Order of the Board
Alexander Anthony Arena
Director

Hong Kong, June 17, 2004

The Directors as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman);
So Chak Kwong, Jack (Deputy Chairman and Group Managing Director);
Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena;
Michael John Butcher; Chung Cho Yee, Mico; Lee Chi Hong, Robert

Non-Executive Directors:
Sir David Ford, KBE LVO; The Hon Raymond George Hardenbergh Seitz

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS JP;
Sir Roger Lobo, CBE JP; Aman Mehta

Tuition

SUMMER VACATION MANDARIN COURSE Group lesson at Causeway Bay. Private lesson at students' home. Tel: 2203-4389 Email: mrs_zfw@hotmail.com

Lost

LOST OF 2 Original B/L Mitsui O.S.K. Lines Ltd. vsl: P&O Nedlloyd Chusan 0116A fm HK to Vitoria, Brazil. Cntr No. TRLU6858946 & MOLU-0060751 B/L No.: MOLU447-448733 & MOLU447522933 Shpr: Picasso Co Ltd. Freight claim to lost & void.

Found

FOUND PROPERTY On 2004-6-10, an abandoned vessel (P/C 121638) on which 240 bottles of 946ml HI-PRO outboard lubricant & 2-cycle oil were found on board in Tung Ping Chau Pier (MPOC Box 3255), STKDIV. Any claimant should contact Sha Tau Kok Police Station (Tel: 2674 8616).

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Publishers, advertisers and the advertising agents are each responsible for ensuring that advertisements do not contain any discriminatory elements which violate any of the above Ordinances. As publisher, South China Morning Post Publishers Limited ("SCMP") reserves the right to reject, decline or refuse to publish in whole or in part or to amend any advertisement without prior notice to advertisers. SCMP shall not be liable for any loss or damage arising as a result of such non-publication or amendment as aforesaid (nor shall any refund of or deduction from the costs of the advertisement or any other compensation be granted by SCMP to the advertisers in the event of such non-publication or amendment).

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Articles For Sale

TOWEL EXPRESS LTD
REMOVAL CLEARANCE SALE

All types of towels, bathrobes, bed sheet, kitchen pot holder/oven mitt, cold packs and cool box etc.
ONE DAY ONLY ON SATURDAY - 19th June 2004
From 11:00am to 17:00pm
at Room 301 3rd floor Century Centre,
44-46 Hung To Road, Kwun Tong, Kowloon.
For More Information, please call Miss Janet Li
Tel : 852-2342-5109
Nearest MTR Station : Kwun Tong
Nearest Car Park: Paul Y. Building, No. 51, Hung To Road

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Tender Notices

Notice for Expression of Interest for Pre-qualification for the Contracts for the Cyberport Development at Telegraph Bay, Hong Kong

Cyber-Port Management Limited is pleased to invite eligible contractors for Expression of Interest for pre-qualification for the following Sub-Contracts:

Sub-Contract Number	Brief Description
R310.1/R410.1a	Named Sub-Contract for Glass Wall, Windows, Louvres, Balustrades and Canopies to Podium and Clubhouse in Main Contract R3/R4a
R350/R450a	Named Sub-Contract for Fitting Out Works to Tower Entrance Lobbies in Main Contract R3/R4a
R351/R451a	Named Sub-Contract for Fitting Out Works to Clubhouse in Main Contract R3/R4a
R352/R452a	Named Sub-Contract for Fitting Out Works to Bathrooms and Typical Lift Lobbies in Main Contract R3/R4a
R372/R472a	Named Sub-Contract for External Works in Main Contract R3/R4a

Interested parties please refer to the details in the following project web site, and comply with the deadline for information submission and other requirements contained therein.

Web site: www.cyberport-project.com.hk

Detail information for the above Contracts is now available on the project web site.

All information provided by Applicants will be used for pre-qualification purpose and handled in strict confidence by authorised personnel.

Leisure and Cultural Services Department Tender Notice

Tender Ref.: LRQ-LS(YTM) 90/02/04

Tender for the Grant of a Permit to Operate a Light Refreshment Restaurant at King's Park Recreation Ground

It is hereby notified that tenders are invited for the grant of a Permit to operate a Light Refreshment Restaurant at King's Park Recreation Ground for a period of 36 mouths from 1 December 2004 to 30 November 2007.

Tender forms and further particulars are obtainable from the Yau Tsim Mong District Leisure Services Office of the Leisure and Cultural Services Department at 1/F., Kowloon Park Management Office, 22 Austin Road, Tsim Sha Tsui, Kowloon. (Telephone No.: 2302 1267; Faxline No.: 2736 9555).

Tenders must be submitted before 12:00 noon on Thursday, 15 July 2004. They should be placed in the Government Logistics Department Tender Box situated at G/F., North Point Government Offices, 333 Java Road, North Point, Hong Kong.

Anissa S Y WONG
Director of Leisure and Cultural Services

18 June 2004

Environmental Protection Department Tender Notices

1. It is hereby notified that sealed tenders in triplicate are invited for the following:-

Tender Reference	Subject	Closing Date
AS 04-024	Air Quality Monitoring Stations Contract No. 5 – Operation of Tap Mun and Tung Chung Air Quality Monitoring Stations	20 July 2004

2. Tenders must be clearly marked with the tender reference, the subject of the tender and the type of proposal (i.e. technical proposal or fee proposal) on the outside of the envelope (but should not bear any indication which may relate the tender to the tenderer) and addressed to the Chairman, Tender Opening Committee, Government Logistics Department. The tenders must be deposited in the Government Logistics Department Tender Box situated at the Ground Floor of the North Point Government Offices, 333 Java Road, North Point, Hong Kong before 12:00 noon on Tuesday, 20 July 2004. Late tenders will not be accepted.

3. Tender document is obtainable during officer hours from the Supplies Section, Environmental Protection Department at 5/F., Chinachem Exchange Square, 1 Hoi Wan Street, Quarry Bay, Hong Kong. (Tel. No. 2963 9464, Fax No. 2856 5587, 2904 2710)

4. Tender Brief Description is posted on the internet web site of Environmental Protection Department. For details please refer to the web page at: http://www.epd.gov.hk/epd/english/business_job/business_opp/tender.html

5. The Government of the Hong Kong Special Administrative Region does not bind itself to accept the lowest tender or any tender, and reserves the right to negotiate with any tenderer about the terms of the offer.

6. Details of the award of this contract will be published in the Government of the Hong Kong Special Administrative Region Gazette and made available on the Internet.

(R. J. S. LAW)
Director of Environmental Protection

11 June 2004

IMMIGRATION DEPARTMENT

Tenders are invited for the following:

Tender Reference	Subject
SO/PT/6/2004	Provision of Communication Line Services for the Immigration Department

Further details are available from Government Gazette dated 18-6-2004 and 25-6-2004.

LAI Tung-kwok
Director of Immigration

Agriculture, Fisheries and Conservation Department

It is hereby notified that sealed tenders in triplicate are invited for the provision of cleansing, cleaning of water tanks, refuse collection and disposal services for the Cheung Sha Wan Wholesale Food Market situated at 36 Yen Chow Street West, Cheung Sha Wan, Kowloon, Hong Kong for the period commencing on or about 1.9.2004 until 31.8.2006.

Details of the tender are to be published in the Government Gazette on 11.6.2004 18.6.2004. Tender forms and further particulars may be obtained from the General Registry, Agriculture, Fisheries and Conservation Department, 5th Floor, Cheung Sha Wan Government Offices, 303 Cheung Sha Wan Road, Kowloon.

Thomas CHAN Chun-yuen Director of Agriculture, Fisheries and Conservation

Agriculture, Fisheries and Conservation Department

It is hereby notified that sealed tenders in triplicate are invited for the provision of security guard service for the Cheung Sha Wan Wholesale Food Market situated at 36 Yen Chow Street West, Cheung Sha Wan, Kowloon for the period commencing on or about 1.9.2004 until 31.8.2006.

Details of the tender are to be published in the Government Gazette on 11.6.2004 and 18.6.2004. Tender forms and further particulars may be obtained from the General Registry, Agriculture, Fisheries and Conservation Department, 5th Floor, Cheung Sha Wan Government Offices, 303 Cheung Sha Wan Road, Kowloon.

Thomas CHAN Chun-yuen Director of Agriculture, Fisheries and Conservation

GOVERNMENT PROPERTY AGENCY

TENDERS FOR TWO SEPARATE TENANCIES OF

(i) THE GOVERNMENT CANTEEN ON PORTION OF THE 4TH FLOOR, SHATIN POLICE STATION, 1 WO CHE STREET, SHATIN, NEW TERRITORIES, HONG KONG

(ii) THE GOVERNMENT CANTEEN ON PORTION OF THE FOURTH FLOOR, CASTLE PEAK DIVISIONAL POLICE STATION, 12 WU ON STREET, TUEN MUN, NEW TERRITORIES, HONG KONG

It is hereby notified that sealed tenders (in duplicate) are invited for two separate tenancies in respect of the above Government properties. The brief particulars of the tenancies are as follows: -

(i) *The government canteen on portion of the 4th Floor, Shatin Police Station, 1 Wo Che Street, Shatin, New Territories, Hong Kong (Tender Reference No.: GPA N388)*

User : A canteen for the supply of meals, light refreshments, beverages and other food commodities to Government employees working in Shatin Police Station only.

Term : Three years certain from the date to be specified by the Chief Property Manager, Government Property Agency.

Area : 344 square metres or thereabouts.

(ii) *The government canteen on portion of the Fourth Floor, Castle Peak Divisional Police Station, 12 Wu On Street, Tuen Mun, New Territories, Hong Kong (Tender Reference No.: GPA N321)*

User : A canteen for the supply of meals, light refreshments, beverages and other food commodities to Government employees working in the Castle Peak Divisional Police Station or person(s) visiting the Castle Peak Divisional Police Station for official business.

Term : Three years certain from the date to be specified by the Chief Property Manager, Government Property Agency.

Area : 241 square metres or thereabouts.

Tenders submitted must be clearly marked with the tender reference number and the subject of the tender as indicated above on the outside of the envelope (but should not bear any indication which may relate the tender to the tenderer) addressed to the Chairman, Tender Opening Committee, Government Logistics Department, and placed in the Government Logistics Department Tender Box situate on the **Ground Floor of North Point Government Offices, 333 Java Road, North Point, Hong Kong** before 12:00 noon on the 7th date of July 2004. In the event of submitting tenders for more than one tenancy, they should be submitted in separate envelopes. Late tenders will not be accepted.

Tender Notice, Form of Tender and the form of Tenancy Agreement are obtainable during office hours from the Government Property Agency on 31st Floor, Revenue Tower, 5 Gloucester Road, Wan Chai, Hong Kong.

All enquiries should be addressed to Mr. H. T. HUNG (Tel. No.: 2594 7654 and Fax No.: 2877 8993) for Tender (i) and Mr. C. W. LEE (Tel. No.: 2594 7666 and Fax No.: 2877 8993) for Tender (ii).

The Government of the Hong Kong Special Administrative Region does not bind itself to accept the highest tender or any tender submitted and reserves the right to negotiate with any tenderer about the terms of the offer.

Details of the award of these tenancies will be published in the Government of the Hong Kong Special Administrative Region Gazette and made available on the Internet.

11 June 2004 **Maria KWAN** *Government Property Administrator*

Leisure and Cultural Services Department

Tender for the Grant of a Permit to Operate a Fast Food Kiosk at Aberdeen Promenade

Tender Ref.: LRQ LS(S) 90/72/04

It is hereby notified that tenders are invited for the grant of a permit to operate a fast food kiosk at Aberdeen Promenade from 1 October 2004 to 30 September 2007.

Tender forms and further particulars are obtainable from the Southern District Leisure Services Office of the Leisure and Cultural Services Department at Room 427, Aberdeen Municipal Services Building, 203 Aberdeen Main Road, Hong Kong (Telephone No. 2555 8967; Fax. No, 2552 8370).

Tender must be submitted before 12:00 noon on Monday, 19 July 2004.

They should be placed in the Government Logistics Department Tender Box located at the G/F., North Point Government Offices, 333 Java Road, North Point, Hong Kong. Late tenders will not be accepted.

Anissa S. Y. WONG
18 June 2004 Director of Leisure and Cultural Services

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香港聯合交易所有限公司對本公告之內容概不承擔任何責任，對其準確性或完整性亦不發表任何意見，並且明確聲明，對於因本公告之全部或部分內容，或因依賴本公告之全部或部分內容而引發的任何損失，概不承擔任何責任。



PEOPLE'S FOOD HOLDINGS LIMITED
大众食品控股有限公司*

（於百慕大註冊成立之有限公司）

（股票代碼：708）

公告

> 大众食品控股有限公司（「本公司」）茲就新加坡股票證券交易有限公司（「新交所」）於2004年6月17日就本公司股票在新交所的交易活動所做的問詢及本公司所做的答復發布本公告。新交所發給本公司的日期為2004年6月17日的函、本公司於同日發給新交所的答復函，以及本公司澄清本公司在發布盈利警告方面的立場的日期為2004年6月17日的公告，於2004年6月17日通過新加坡金融管理局的網站（「MASNET」）發布。

大众食品控股有限公司（「本公司」）茲就新加坡股票證券交易有限公司（「新交所」）於2004年6月17日就本公司股票在新交所的交易活動所做的問詢及本公司所做的答復發布本公告。

本公司收到新交所的日期為2004年6月17日的函，該函中含有關於本公司股份在新交所的交易活動的問詢。新交所指出，並且提請本公司注意，2004年6月17日本公司的股價大跌。為了保證市場的公正有序，新交所要求本公司回答下述問題：

1. 本公司是否知道任何以前未公布的關於本公司、其附屬公司或關聯公司的能夠解釋交易活動的信息？如果知道，必須立即公布該信息。
2. 本公司是否知道任何關於交易活動的其它的可能解釋？
3. 本公司能否確認本公司遵守了新交所的上市手冊，尤其是新交所上市手冊之第703條上市規則？

新交所上市手冊之第703條上市規則規定，在服從該規則規定的某些限制的前提下，發行人必須公布發行人所知的與其或其任何附屬公司或關聯公司有關的、(a)為避免建立發行人證券的虛假市場所必要的、或(b)可能會實質性影響其證券的價格或價值的任何信息。

本公司就上述問詢向新交所答復如下：

1. 董事們不知道任何以前未公佈的關於本公司及其附屬公司或關聯公司的能夠解釋交易活動的信息。
2. 除了媒體今天的報導之外，董事們並不知道任何關於交易情況的其他的可能解釋。
3. 本公司董事們確認本公司遵守了上市手冊之，尤其是上市手冊之第703條上市規則。

新交所發給本公司的日期為2004年6月17日的函、本公司於同日發給新交所的答復函，以及本公司澄清本公司在發布盈利警告方面的立場的日期為2004年6月17日的公告，於2004年6月17日在新加坡通過MASNET發布。

另外，本公司還談及今天的媒體報導，該報導聲稱本公司可能發布盈利警告。

本公司的管理層謹聲明，截至今日，本公司現在沒有發布任何盈利警告的意向。

本公司的管理層知道其有義務遵守新交所上市手冊和香港聯合交易所有限公司（「聯交所」）上市規則的規定，並將在認為必要時發布適當的公告。

[illegible]聲明是應香港聯合交易所有限公司的要求做出的。

本公司注意到本公司的股價最近出現下跌，本公司聲明本公司不知道股價下跌的任何原因。

另外，本公司確認，不存在按照聯交所證券上市規則（「上市規則」）之規則13.23須予以披露的關於擬議的收購或變現的任何談判或協議，本公司的董事會亦不知道有須按照上市規則之規則13.09所規定的一般義務予以披露的、具有或可能具有價格敏感性的任何事項。

承本公司董事會之命發布本公告，公司董事們單獨並共同對本聲明的準確性負責。

承董事會命
大众食品控股有限公司
明金星
主席

香港，二零零四年六月十七日

* *僅供識別*

於本公布發表日期，本公司董事會之成員計有執行董事明金星先生、周連奎先生及周連良先生，及獨立非執行董事莊熙國先生、陳健生先生和歐進福博士。



自行政人員版「商務英語」備目
一至五刊於《經濟日報》

開拓中國內銷市場 課程第四期

（課程編號：42850）



講者陣容

及其他資深中國專家

課程特色

課程對象

課程內容

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2. 項目審批與常見商業糾紛處理
3. 外商投資的海關與稅務實務
4. 外商投資的知識產權實務
5. 國內商場與店舖位置選擇、招商策劃和管理
6. 銷售隊伍的招聘及管理
7. 個案研究—品牌建立及管理
8. 個案研究—自營品牌商的銷售網絡管理
9. 個案研究—代理商的銷售網絡管理
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香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

本公佈並不構成要約出售或邀請要約購買任何證券，而本公佈或其任何內容亦不構成任何合約或承諾之基礎。本公佈或其任何副本不得送往美國或於該地分發或給予任何美國人士。在並無登記或不獲豁免登記之情況下不得在美國提呈發售或出售證券，而本文所述證券將僅根據所有適用法例及規例出售。



創科實業有限公司

（於香港註冊成立之有限公司）
（股份代號：669）

建議發行二零零九年到期可轉換為創科實業有限公司普通股之零息可換股債券

聯席賬冊管理人及全球協調人

荷銀•洛希爾

滙豐
香港上海滙豐銀行有限公司

本公司謹此公佈，於二零零四年六月十六日，本公司與牽頭經辦人訂立認購協議，據此，牽頭經辦人已同意認購將由本公司按面值發行本金總額為140,000,000美元（約1,091,678,000港元）之債券。

債券將由本公司發行予不少於六名承配人，彼等與本公司及其附屬公司之董事、行政總裁或主要股東及彼等各自之聯繫人概無關連（定義見上市規則）。初步轉換價為每股股份16.56港元，較股份在二零零四年六月十六日於聯交所之收市價溢價38.00%。假設債券按初步轉換價每股股份16.56港元及按固定匯率獲全數轉換，債券將轉換為約65,922,584股股份，相當於本公佈刊發日期本公司已發行股本約4.94%，及相當於本公司經發行轉換股份擴大之已發行股本約4.71%。

認購協議須待當中所載之先決條件獲達成及／或豁免後方告完成。此外，認購協議可在若干情況下終止。進一步資料請參閱下文「認購協議」一段。

由於認購協議未必一定完成，股東及有意投資人士在買賣股份時務請審慎行事。

轉換股份將根據於二零零四年五月二十八日舉行之本公司股東週年大會上授予董事之一般授權而發行及配發。

本公司將向聯交所申請批准轉換股份上市及買賣。

本公司將向聯交所申請債券以選擇性銷售證券形式在聯交所上市。

應本公司之要求，股份於二零零四年六月十七日上午九時三十分起在聯交所暫停買賣，以待發表本公佈。本公司已向聯交所申請由二零零四年六月十八日上午九時三十分起恢復股份之買賣。

認購協議

日期：　二零零四年六月十六日

訂約方：　本公司
　　　　　Pudwill先生及鍾先生
　　　　　牽頭經辦人

在達成下述「條件」一節所載條件之規限下，牽頭經辦人已同意認購或促使認購人認購本金總額為140,000,000美元（約1,091,678,000港元）之債券。

債券將根據美國證券法S規例在美國以外提呈發售，以及在香港及其他地方（美國除外）向專業投資者發售，然而債券不會提呈發售予於香港之公眾人士，亦不會配售予本公司任何關連人士。

承配人

債券將由本公司發行予不少於六名獨立承配人，彼等與本公司或其任何附屬公司之董事、行政總裁或主要股東或彼等各自之任何聯繫人概無關連。

根據目前之承配人名單及初步轉換價，發行債券將不會導致本公司引入任何新主要股東。

承諾

本公司已於認購協議內同意，其將不會，及Pudwill先生及鍾先生各自向牽頭經辦人承諾，促使本公司將不會於截止日期後九十日內之期間，在未經牽頭經辦人書面同意前，發行、提呈、借出、出售、訂約出售、抵押、授出購股權以購買或以其他方式出售任何股份（或可轉換為或交換為股份之任何證券），或訂立效果類似該出售之交易（包括衍生工具交易），或訂立任何掉期或類似協議，以轉讓（全部或部分）股份擁有權之經濟風險，不論上文所述任何該等交易是否將以交付股份或該等其他證券、以現金或以其他方式償付代價；或公佈有意發行、提呈、借出、出售、訂約出售、抵押任何股份、授出以購買或以其他方式出售任何股份的購股權（或可轉換為或交換為股份或附帶權利認購或購買股份之任何證券），或訂立任何掉期或與上文所述類似之協議或於任何存託票據安排存入任何股份（或可轉換或交換為股份之任何證券），惟不包括(i)因行使可購買或認購股份之認股權證，或因轉換可轉換為股份之證券而發行之股份（該等認股權證及證券為於認購協議日期於市場流通者）；(ii)根據一般為一名或以上之僱員而設或法律規定之任何僱員購股權計劃或安排直接或間接向本公司、其附屬公司及／或聯營公司之僱員（包括董事）或前僱員或與該等僱員有關連之人士（包括董事）發行、提呈、配發、分配、修訂或授出之股份（或可轉換或交換為股份或附帶權利認購或購買股份之任何證券）；及(iii)就本集團收購一家公司或業務以現金以外之方式償付代價而根據本公司於二零零四年五月二十八日舉行之股東週年大會上授予董事之一般授權而發行及配發之股份（不得超過本公司於對上一個股東週年大會舉行日期已發行股本面值總額10%）。

Pudwill先生及鍾先生已各自於認購協議內同意，於截止日期起計之九十日期間內，彼在未經牽頭經辦人書面同意前，將不會提呈、借出、出售、訂約出售、抵押任何股份、授出購買或以其他方式出售任何股份的購股權（或可轉換為或交換為股份之任何證券），或訂立經濟效果類似該出售之交易（包括衍生工具交易），或訂立任何掉期或類似協議，以轉讓（全部或部分）股份擁有權之經濟風險，不論上文所述任何該等交易將以交付股份或該等其他證券、以現金或以其他方式償付代價；或公佈有意提呈、借出、出售、訂約出售、抵押任何股份、授出以購買或以其他方式出售任何股份的購股權（或可轉換為或交換為股份或附帶可認購或購買股份之權利之任何證券），或訂立任何掉期或與上文所述類似之協議或於任何存託票據安排存入任何股份（或可轉換或交換為股份之任何證券）。

認購協議之先決條件

認購協議須待，其中包括，以下條件達成後方告完成：

(i) 所有有關訂約各方分別按牽頭經辦人及受託人信納之形式簽立構成債券之信託契據及付款及轉換代理協議；及

(ii) 聯交所已於截止日期或之前准許債券上市，並且無撤銷債券之上市。

終止

如牽頭經辦人得悉認購協議內之任何保證及聲明在任何方面遭到任何違反或出現任何變動致使任何該等保證及聲明在任何方面變得不正確，牽頭經辦人可於截止日期或之前向本公司支付債券之認購款項淨額前任何時間向本公司發出書面通知，終止認購協議。

在下述情況下，牽頭經辦人亦可於截止日期前任何時間，向本公司發出書面通知，終止認購協議（但只就於終止時間當時仍未發行、認購及付款之該等債券而言）：

(i) 倘牽頭經辦人認為，(i)任何事件或一連串事件已發展、發生或生效，為牽頭經辦人未能合理控制（包括但不限於政府行動、罷工、停市、火災、爆炸、水災、公民抗命、戰爭及天災；或(ii)本集團之狀況、財務或其他方面或盈利、業務狀況或業務前景出現任何不利逆轉或發展（不論是否永久性）涉及不利逆轉之事態發展，不論是在日常業務範圍內發生與否；或(iii)本地、國家或國際之貨幣、金融、經濟、法律、稅務或政治狀況（包括但不限於股市、外匯市場、銀行同業市場、貨幣市場之狀況，以及與香港之利率或其他地方之利率有關之狀況），或香港及海外地區之外匯管制發生任何轉變或涉及可能轉變之事態發展（不論是否永久性）或任何與此有關之危機，或任何該等轉變或發展或危機任何組合性地同時出現，或任何該等狀況之情況惡化；或(iv)任何本地、國家或國際發生、爆發敵對狀態（不論是否已宣戰）或兵變或武裝衝突或該等事件升級（不論是否涉及金融市場），在上述各情況下，已導致或按牽頭經辦人之意見認為很可能導致香港之股市及／或海外之股市之狀況受到不利影響，或債券發行之成功受到損害，或使展開、進行或完成債券發行變得不可行、不適宜、不權宜或商業上不可行，或使牽頭經辦人遵守或履行或將遵守或將履行認購協議之條款時因任何原因商業上不可行或與香港之正常商業做法或慣例有抵觸或超出該等正常商業做法或慣例，或本集團之業務、交易狀況、營運或前景受到不利影響；或

(ii) 已發展、發生任何新法律或規例或現有法律或規例（或其司法詮釋）之任何變動或上述之法律或規例生效，或任何其他類似事件，而牽頭經辦人認為已或很可能會對本集團之業務、交易狀況、營運或前景構成不利影響；或

(iii) 一般在聯交所買賣股份或證券被暫停或受限制，或於聯交所設定最低價格；或

(iv) 香港、美國聯邦或紐約州之主管當局已宣佈銀行體系暫停運作。

在上文所述之規限下，認購協議預期於截止日期完成，而債券預期於截止日期發行。

轉換

初步轉換價為每股股份16.56港元，較(i)股份在二零零四年六月十六日於聯交所所報收市價12.00港元溢價38.00%；(ii)截至及包括二零零四年六月十六日止五個交易日股份之五日平均收市價12.20港元溢價35.74%；及(3)較截至及包括二零零四年六月十六日止十個交易日股份之十日平均收市價12.085港元溢價37.03%。

初步轉換價每股股份16.56港元，乃本公司與牽頭經辦人經參考股份於二零零四年六月十六日在聯交所暫停買賣前之市價後按公平原則磋商釐定。

轉換股份將根據於二零零四年五月二十八日舉行之本公司股東週年大會上授予董事之一般授權而發行及配發。

債券之主要條款

債券之主要條款將由本公司與受託人所訂立之信託契據構成，並概述如下：

本金額

債券之本金總額將為140,000,000美元（約1,091,678,000港元）。

發行價

債券本金額之100%。

利息

債券為零息債券。

轉換期

債券持有人將有權於轉換期內任何時間將其債券轉換為股份，惟本公司有權選擇向換股的債券持有人支付現金代替股份。概不會因轉換債券而發行零碎股份。

轉換價

債券將按固定匯率及按初步轉換價每股股份16.56港元轉換為股份。轉換價將可就若干情況作出調整，其中包括股份分拆或合併、發行紅股、供股、分派及其他攤薄事件。

轉換價不得降低至低於股份之面值（現時為每股0.10港元）。

作為代替於有效行使轉換權時須交付之部分或全部股份，本公司可選擇就債券持有人存入作轉換目的之債券之全部或任何部分以現金償付款項。

轉換股份之地位

轉換股份將與其持有人於本公司股東名冊登記之日期當時已發行股份在各方面享有同等地位。

轉讓

債券可無限制地轉讓。債券持有人須就將更改債券持有人登記名稱之任何債券轉讓通知本公司。然而，轉讓可透過操作賬面紀錄轉讓系統之Euroclear System及Clearstream Banking Societe Anonyme進行。

到期日

除非在債券之條件所述之情況下已提前被贖回、轉換或購回及註銷，否則本公司將於到期日以債券本金額之107.76%贖回各債券。

債券持有人選擇贖回

各債券持有人有權於二零零七年七月八日或之後選擇要求本公司按債券本金額之104.59%贖回全部或只部分債券。

本公司選擇贖回

於二零零七年七月八日後至到期日當日或之前任何時間，如：

(i) 於三十個連續交易日之每日（該三十日期間之最後一日在該發出該贖回通知之日期前五個交易日之期間內）按現行匯率轉換為美元之股份收市價（按聯交所每日報價表所示之收市價，或（視乎情況而定）替代證券交易所（定義見債券之條款及條件）之對等報價表所示之收市價），最低為有關交易日（由轉換代理釐定）當時現行按固定匯率轉換為美元之轉換價之130%；或

(ii) 最少有90%債券本金額已獲轉換、贖回或購回及註銷

則本公司可按有關之提早贖回金額，贖回全部或（惟在上文第(ii)項所述之情況下例外，在該情況下，所有債券必須贖回）不時只贖回部分債券（按1,000,000美元本金額或1,000,000美元本金額之整數倍數贖回）。

因稅務理由而贖回

若有關香港稅務之法律或規定出現變動或作出修訂，本公司可按提早贖回金額贖回全部而非只為部分債券。

因撤銷上市地位或控制權變動而贖回

倘(i)股份不再於聯交所上市或不再為聯交所接納進行買賣；或(ii)出現本公司控制權變動之情況，每名債券持有人將有權選擇要求本公司按彼等之提早贖回金額贖回全部或只為部份其所持有之債券。

債券之形式及貨幣單位

債券將以記名形式及以每份1,000美元（或1,000美元之完整倍數）為單位。

債券之地位

債券將構成本公司之直接、非後償、無條件及（視乎債券之條款及條件而定）無抵押之債項，並且何時均彼此之間無分先後或優先次序地享有同等地位。

直至及除非債券持有人將彼等之債券轉換為股份，債券持有人將不會擁有任何投票權。

上市

本公司將向聯交所申請債券以選擇性銷售證券形式在聯交所上市。本公司亦將向聯交所申請批准轉換股份上市及買賣。

除根據本公司之購股權計劃授出之購股權獲行使而發行之股份外，本公司於過去十二個月內並無透過發行股份方式集資。

轉換對本公司股本之影響

按初步轉換價為每股股份16.56港元及假設債券獲全數轉換，債券將轉換為65,922,584股股份，相當於本公司於本公佈日期之已發行股本約4.94%及本公司經發行轉換股份擴大之已發行股本約4.71%。

下表概述因債券發行對本公司股權架構之潛在影響（參照現有股權架構）：

股東	現時（於本公佈刊發日期）股份數目	現時（於本公佈刊發日期）佔本公司已發行股本之百分比	假設債券按初步轉換價每股16.56港元全數獲轉換為股份 股份數目	假設債券按初步轉換價每股16.56港元全數獲轉換為股份 佔本公司經擴大股本之百分比
Pudwill先生、鍾先生及彼等各自之聯繫人（附註1）	409,071,742	30.65%	409,071,742	29.21%
其他董事（附註2）	6,274,000	0.47%	6,274,000	0.45%
公眾股東	919,229,910	68.88%	919,229,910	65.63%
債券持有人	–	–	65,922,584	4.71%
總計	1,334,575,652	100%	1,400,498,236	100%

附註：

1. 此等股份中，Pudwill先生持有71,974,000股，Pudwill先生之配偶持有760,000股，Sunning Inc.（Pudwill先生全資擁有之公司）持有185,584,764股，Cordless Industries Company Limited（由Pudwill先生及鍾先生分別持有70%及30%之公司）持有37,075,030股，鍾先生持有113,541,948股，以及鍾先生之配偶持有136,000股。

2. 其他董事包括陳建華先生、陳志聰先生、浦上彰夫博士、Christopher Patrick Langley先生、張定球先生及Joel Arthur Schleicher先生。

所得款項用途

本公司發行債券之所得款項淨額，扣除佣金及開支後，估計約為136,550,000美元（約1,064,775,935港元），本公司現擬將50%用作應付一般公司所需及50%用作營運資金用途，包括日後出現合適機會時用作可能進行收購之資金。於本公佈刊發日期，本公司並無就該等可能性收購訂立任何協議，亦無與任何第三方進行獨家磋商以達致有關協議。

債券發行之理由及好處

債券發行將可即時為本公司籌集資金，此等資金將可用作一般公司及營運資金用途，包括為可能進行之收購提供資金。將債券轉換為轉換股份將擴大本公司之股東及資本基礎。董事認為，這將促進本公司之發展及擴充業務。經考慮轉換價較於二零零四年六月十六日在聯交所所報之股份收市價有溢價，董事認為，債券之條款及條件公平合理，並符合本集團之整體利益。

一般事項

倘本公司得悉本公司或其任何附屬公司之任何董事、行政總裁及主要股東或彼等各自之任何聯繫人買賣任何債券，本公司將盡快通知聯交所。

認購協議須待當中所載之先決條件獲達成及／或豁免後方可作實。此外，認購協議可在若干情況下終止。進一步資料請參閱上文「認購協議」一段。

由於認購協議未必一定完成，股東及有意投資人士在買賣股份時務請審慎行事。

應本公司之要求，股份於二零零四年六月十七日上午九時三十分起在聯交所暫停買賣，以待發表本公佈。本公司已向聯交所申請由二零零四年六月十八日上午九時三十分起恢復股份之買賣。

於本公佈刊發日期，董事會之成員包括五名執行董事，分別為Horst Julius Pudwill先生（主席兼行政總裁）、鍾志平先生（集團董事總經理）、陳建華先生、陳志聰先生及浦上彰夫博士，另有三名獨立非執行董事，分別為Christopher Patrick Langley先生、張定球先生及Joel Arthur Schleicher先生。

本公佈內所用之詞彙

詞彙		釋義
「聯繫人」	指	具有上市規則所賦予之涵義；
「董事會」	指	本公司之董事會；
「債券」	指	於二零零九年到期本金總額140,000,000美元（約1,091,678,000港元）之零息可換股債券；
「債券持有人」	指	債券不時之持有人；
「債券發行」	指	根據認購協議認購及發行本金總額為140,000,000美元（約1,091,678,000港元）之債券；
「控制權變動」	指	如發生下列情況則出現控制權變動：(i) 任何人士或多位一致行動之人士（定義見債券之條款及條件）（不包括一名或多名現有大股東）共同直接或間接取得本公司已發行股本中之投票權之某一百分比，超出現有大股東共同持有之該百分比；或 (ii) 本公司合併或兼併或出售或轉讓本公司所有或實質上所有資產予任何其他人士，除非該合併或兼併或出售或轉讓將不會導致其他人士或多位人士（定義見債券之條款及條件）取得本公司或其繼任實體之控制權；
「截止日期」	指	債券發行之日（預期為二零零四年七月八日或由本公司與牽頭經辦人協定之其他日期）；
「本公司」	指	創科實業有限公司，一家在香港註冊成立之有限公司，其股份在聯交所上市；
「關連人士」	指	具有上市規則所賦予之涵義；
「轉換期」	指	二零零四年八月七日或之後，至及包括二零零九年六月三十日（於交付有關債券之證書以供轉換之地方）營業時間結束時止之期間，或倘有關債券於到期日前根據條件8(B)或8(C)被要求贖回，則直至有關贖回之預定日期前最少七個營業日前之日（在上述地方）之營業時間結束時（在上述地方）止；
「轉換價」	指	債券可轉換為股份之每股股份價格；
「轉換股份」	指	因轉換債券而將由本公司配發及發行之股份；
「董事」	指	本公司董事；
「提早贖回金額」	指	就每份債券而言，按下述公式計算調整至最接近之美仙之金額：1,000美元 × 7.758% × A/1,800，而A為按一年有360日及12個月而每月有30日為基準，計算由（及包括該日）截止日期至（但不包括該日）債券獲贖回或（視乎適用而定）根據債券之條款及條件到期及應予支付之期間之實際日數；
「現有大股東」	指	Pudwill先生及鍾先生，以及為彼等及其直系親屬成員之利益而成立之信託（「相關信託」），及／或由彼等、彼等之直系親屬成員或相關信託所控制之公司，以及該等公司之直接或間接附屬公司；
「固定匯率」	指	1.00美元兌7.7977港元之固定匯率；
「本集團」	指	本公司及其附屬公司；
「港元」	指	港元，香港法定貨幣；
「香港」	指	中華人民共和國香港特別行政區；
「牽頭經辦人」	指	荷蘭銀行香港分行及洛希爾父子（香港）有限公司（各自以荷銀•洛希爾（ABN AMRO Rothschild）之名義經營），以及香港上海滙豐銀行有限公司；
「上市規則」	指	聯交所證券上市規則；
「到期日」	指	債券到期之日期（預期為二零零九年七月八日，或可由本公司與牽頭經辦人協定之其他日期）；
「鍾先生」	指	集團董事總經理鍾志平先生；
「Pudwill先生」	指	主席兼行政總裁Horst Julius Pudwill先生；
「現行匯率」	指	路透社「HKD=」頁頁於上午十一時（香港時間）顯示當日美元兌港元之匯率買入價，倘路透社「HKD=」頁面並無顯示有關匯率，則採用香港上海滙豐銀行有限公司於當時之匯率（或經本公司於當時選擇並由受託人批准之其他銀行所報之匯率）；
「股份」	指	本公司股本中每股面值0.10港元之普通股；
「股東」	指	股份之持有人；
「聯交所」	指	香港聯合交易所有限公司；
「認購協議」	指	本公司與牽頭經辦人於二零零四年六月十六日訂立之有條件認購協議；
「交易日」	指	聯交所開放營業之日子；
「受託人」	指	The Bank of New York；
「美國」	指	美利堅合眾國、其領土及屬土、美國任何州份及哥倫比亞特區；
「美元」	指	美元，美國法定貨幣*；及
「%」	指	百分比。

* 除非另有指明，於本公佈內以美元列示之金額已按1美元=7.7977港元之匯率轉換為港元。

承董事會命
創科實業有限公司
公司秘書
陳志聰

香港，二零零四年六月十七日

MIRABELL

MIRABELL INTERNATIONAL HOLDINGS LIMITED
美麗寶國際控股有限公司*

(於開曼群島註冊成立之有限公司)
(股份代號：1179)

截至二零零四年二月二十九日止年度業績公布

業績

董事會欣然公布Mirabell International Holdings Limited（美麗寶國際控股有限公司）（「本公司」）及其附屬公司（合稱「本集團」）截至二零零四年二月二十九日止年度之已經審核綜合業績，連同去年之比較數字如下：

綜合損益賬

	附註	二零零四年 千港元	經重列 二零零三年 千港元
營業額	3	645,617	625,616
銷售成本		(267,189)	(264,123)
毛利		378,428	361,493
其他收入	3	5,338	10,306
其他經營收入		13,190	3,797
分銷及銷售成本		(260,519)	(261,950)
行政開支		(77,479)	(67,151)
其他經營開支		(6,552)	(5,425)
經營溢利	4	52,316	41,070
財務費用	5	(1,200)	(1,466)
應佔聯營公司溢利		20,086	16,304
除稅前溢利		71,202	55,908
稅項	6	(5,112)	(6,909)
股東應佔溢利		66,090	48,999
股息	7	19,853	14,763
每股基本盈利	8	26.0仙	19.3仙

綜合資產負債表

	附註	二零零四年 千港元	經重列 二零零三年 千港元
非流動資產			
無形資產		4,000	—
固定資產		118,838	110,908
聯營公司權益		76,402	57,435
已付租賃按金		32,771	36,040
遞延稅項資產		3,521	2,671
流動資產			
存貨		104,876	84,190
應收賬款	9	41,447	32,440
其他應收款、按金及預付款		9,353	12,675
抵押銀行存款		10,068	—
銀行結餘及現金		96,135	96,696
		261,879	226,001
流動負債			
應付賬款	10	35,583	32,869
其他應付賬款及應計費用		49,854	42,070
應付稅項		3,294	4,061
短期銀行貸款－無抵押		26,105	17,734
長期銀行貸款之一年內應償還額		6,667	6,667
		121,503	103,401
流動資產淨值		140,376	122,600
總資產減流動負債		375,908	329,654
資本來源：			
股本		25,453	25,453
儲備（其中包括擬派末期股息16,035,000港元；二零零三年二月二十八日：10,945,000港元）	11	348,713	295,869
股東資金		374,166	321,322
非流動負債			
長期銀行貸款		—	6,667
遞延稅項負債		1,742	1,665
		375,908	329,654

附註：

1. 主要會計政策

本賬目乃按照香港公認會計原則及香港會計師公會頒布之會計實務準則，根據歷史成本常規法編製，惟若干物業及投資物業乃按公平值列賬。

於本年度，本集團採納由香港會計師公會頒布之會計實務準則（「會計實務準則」）第十二號（經修訂），於二零零三年一月一日或以後開始之會計期間生效。本集團會計政策之變更及採納此等新政策之影響於以下載列：

[illegible]

[illegible]

[illegible]

[illegible]

誠如附註11所詳述，二零零二年及二零零三年三月一日之期初保留溢利分別已增加2,051,000港元及2,365,000港元；二零零二年及二零零三年三月一日之期初投資物業重估儲備分別已減少1,307,000港元及1,252,000港元；二零零二年及二零零三年三月一日之期初其他物業重估儲備分別已減少430,000港元及412,000港元。[illegible] 分別增加2,366,000港元及1,665,000港元。截至二零零三年二月二十八日止年度之盈利及在權益扣除之金額分別已增加314,000港元及73,000港元。

2. 核數師報告 [illegible]
[illegible] 截至二零零四年二月二十九日止年度本公司賬目及本集團 [illegible]

3. 營業額、收入及分部資料
本集團之主要業務為設計產品零售、批發及貿易。本年度確認的收入如下：

	二零零四年 千港元	二零零三年 千港元
營業額		
貨物銷售	645,617	625,616
其他收入		
租金收入	2,437	2,600
專利權收入	2,429	6,924
利息收入	469	779
其他	3	3
	5,338	10,306
總收入	650,955	635,922

地區分部

本集團之業務主要在香港及澳門市場，以及中華人民共和國（「中國」）市場經營。

	香港及澳門 二零零四年 千港元	中國 二零零四年 千港元	總額 二零零四年 千港元
營業額	512,260	133,357	645,617
分部業績	24,561	27,755	52,316
財務費用			(1,200)
應佔聯營公司溢利	—	20,086	20,086
除稅前溢利			71,202
稅項			(5,112)
股東應佔溢利			66,090
分部資產	253,836	164,652	417,488
聯營公司權益	—	76,402	76,402
遞延稅項資產			3,521
總資產			497,411
分部負債	70,711	47,498	118,389
應付稅項			3,294
遞延稅項負債			1,742
總負債			123,245
資本開支	14,634	8,690	23,324
折舊	10,370	2,190	12,560
攤銷支出	2,000	—	2,000

經重列

	香港及澳門 二零零三年 千港元	中國 二零零三年 千港元	總額 二零零三年 千港元
營業額	504,187	121,429	625,616
分部業績	30,631	10,439	41,070
財務費用			(1,466)
應佔聯營公司溢利	—	16,304	16,304
除稅前溢利			55,908
稅項			(6,909)
股東應佔溢利			48,999
分部資產	238,785	134,164	372,949
聯營公司權益	—	57,435	57,435
遞延稅項資產			2,671
總資產			433,055
分部負債	67,261	38,746	106,007
應付稅項			4,061
遞延稅項負債			1,665
總負債			111,733
資本開支	5,996	1,600	7,596
折舊	9,622	2,894	12,516
攤銷支出	—	—	—

本集團之唯一主要業務為設計產品零售、批發及貿易，因此該業務之分部資料與綜合賬內之數字相同。

4. 經營溢利

	二零零四年 千港元	二零零三年 千港元
經營溢利已扣除／（計入）下列項目後列賬：		
自置固定資產折舊	12,560	12,5[illegible]
出售固定資產虧損	1,195	4[illegible]
出售投資物業溢利	(326)	[illegible]
清盤附屬公司溢利	(727)	[illegible]
員工成本（包括董事酬金）	102,483	96,4[illegible]
退休福利成本	3,178	3,2[illegible]
存貨成本	268,761	276,7[illegible]
土地及樓宇營業租賃租金	153,173	154,[illegible]
投資物業支出	124	[illegible]
匯兌收益淨額	(683)	[illegible]
其他物業重估盈餘	(940)	[illegible]
投資物業重估減值	—	[illegible]
出售商標收入#	(8,241)	[illegible]
商譽攤銷（包括在行政開支中）	2,000	[illegible]

\# 於二零零三年三月一日，本公司一全資附屬公司－Hornet Agents Limited與一獨立第三方簽訂了一份協議，同意以代價8,241,000港元出售「teenmix」[illegible]。有關出售已於二零零三年三月三日完成。

5. 財務費用

	二零零四年 千港元	二零零三年 千港元
銀行貸款及透支利息	1,200	1,[illegible]

6. 稅項

香港利得稅乃按照本年度估計應課稅溢利按稅率17.5%（二零零三年：16%）作出撥備。於二零零三年，政府將二零零三／二零零四年財政年度的利得稅稅率由16%調高至17.5%。海外溢利之稅款，則按照本年度估計應課稅溢利依本集團經營業務地區之現行稅率計算。

在綜合損益賬支銷之稅項如下：

	二零零四年 千港元	經重列 二零零三年 千港元
當期稅項：		
－香港利得稅	3,749	5,508
－海外稅項	526	—
－過往年度準備不足	(349)	(43)
遞延稅項暫時差異的產生及轉回	(550)	(619)
稅率調高產生之遞延稅項	(250)	—
	3,126	4,846
應佔聯營公司之稅項	1,986	2,063
稅項支出	5,112	6,909

7. 股息

	二零零四年 千港元	二零零三年 千港元
已派中期股息每股普通股1.5港仙（二零零三年：1.5港仙）	3,818	3,818
擬派末期股息每股普通股6.3港仙（二零零三年：4.3港仙）	16,035	10,945
	19,853	14,763

8. 每股基本盈利

每股基本盈利乃根據本集團之股東應佔溢利66,090,000港元（二零零三年（經重列）：48,999,000港元）及年內已發行普通股份之加權平均數254,530,000股普通股（二零零三年：254,530,000股）計算。

本公司並無潛在的可攤薄普通股份，故並無每股攤薄盈利並不適用。

9. 應收賬款

除現金及信用卡銷售外，本集團主要之信貸銷售信貸期一般為三十日至六十日。於二零零四年二月二十九日，應收賬款之賬齡分析如下：

	集團 二零零四年 千港元	二零零三年 千港元
零至三十日	40,064	30,980
三十一日至六十日	625	889
六十一日至九十日	428	226
超過九十日	332	345
	41,447	32,440

10. 應付賬款

於二零零四年二月二十九日，應付賬款之賬齡分析如下：

	集團 二零零四年 千港元	二零零三年 千港元
零至三十日	27,469	30,696
三十一日至六十日	481	1,156
六十一日至九十日	286	601
超過九十日	6,347	416
	35,583	32,869

11. 儲備

	股份溢價 千港元	資本贖回儲備 千港元	資本儲備 千港元	投資物業重估儲備 千港元	其他物業重估儲備 千港元	累計匯兌儲備 千港元	保留盈餘 千港元	總額 千港元
於二零零三年三月一日，如前呈報	110,650	380	91	13,007	5,027	(20)	166,032	295,167
採納會計實務準則第十二號的影響	—	—	—	(1,252)	(412)	—	2,366	702
於二零零三年三月一日，經重列	110,650	380	91	11,755	4,615	(20)	168,398	295,869
物業重估盈餘	—	—	—	300	1,135	—	—	1,435
重估的遞延稅項之影響	—	—	—	17	(44)	—	—	(27)
換算海外附屬公司及聯營公司財務報表之匯兌差額	—	—	—	—	—	109	—	109
本年溢利	—	—	—	—	—	—	66,090	66,090
二零零三年已派末期股息	—	—	—	—	—	—	(10,945)	(10,945)
二零零四年已派中期股息	—	—	—	—	—	—	(3,818)	(3,818)
於二零零四年二月二十九日	110,650	380	91	12,072	5,706	89	219,725	348,713
組成如下：								
二零零四年擬派末期股息								16,035
儲備								332,678
於二零零四年二月二十九日								348,713
本公司及附屬公司	110,650	380	91	12,072	5,706	(347)	175,649	304,201
聯營公司	—	—	—	—	—	436	44,076	44,512
於二零零四年二月二十九日	110,650	380	91	12,072	5,706	89	219,725	348,713

	股份溢價 千港元	資本贖回儲備 千港元	資本儲備 千港元	投資物業重估儲備 千港元	其他物業重估儲備 千港元	累計匯兌儲備 千港元	保留盈餘 千港元	總額 千港元
於二零零二年三月一日，如前呈報	110,650	380	91	13,760	5,027	24	130,329	260,261
採納會計實務準則第十二號的影響	—	—	—	(1,307)	(430)	—	2,051	314
於二零零二年三月一日，經重列	110,650	380	91	12,453	4,597	24	132,380	260,575
物業重估減值	—	—	—	(753)	—	—	—	(753)
重估的遞延稅項之影響	—	—	—	55	18	—	—	73
換算海外附屬公司及聯營公司之匯兌差額	—	—	—	—	—	(44)	—	(44)
本年度溢利	—	—	—	—	—	—	48,999	48,999
二零零二年已派末期股息	—	—	—	—	—	—	(9,163)	(9,163)
二零零三年已派中期股息	—	—	—	—	—	—	(3,818)	(3,818)
二零零三年二月二十八日	110,650	380	91	11,755	4,615	(20)	168,398	295,869
組成如下：								
二零零三年擬派末期股息								10,945
儲備								284,924
於二零零三年二月二十八日								295,869
本公司及附屬公司	110,650	380	91	11,755	4,615	31	139,872	267,394
聯營公司	—	—	—	—	—	(51)	28,526	28,475
於二零零三年二月二十八日	110,650	380	91	11,755	4,615	(20)	168,398	295,869

股息

董事會建議待股東批准後，末期股息每股6.3港仙（二零零三年：4.3港仙）將於二零零四年八月十三日星期五支付予於二零零四年八月六日星期五名列本公司股東名冊上之股東，連同中期股息每股1.5港仙（二零零三年：1.5港仙），本年度之股息總額為每股7.8港仙（二零零三年：5.8港仙）。

管理層之論述及分析

業務回顧

本集團之營業額較去年同期增加3.20%至645,617,000港元，而本公司股東應佔綜合溢利上升34.88%至66,090,000港元。

於回顧期內，本集團毛利上升，中國零售業務經營溢利增加，應佔聯營公司溢利上升及出售「teenmix」商標非經常性收入，因此，股東應佔溢利較去年同期上升。

香港及澳門市場

於回顧期上半年內，在持續通縮及失業率高企的情況下，香港經濟仍然持續不振。非典型肺炎（「沙士」）的爆發進一步削弱本地零售市場，以致消費信心疲弱及銷售大幅下降。為減輕其負面影響，管理層採取了多項措施，其中包括與員工訂立薪酬組合、與業主爭取減低租金、修改採購預算、減低商品存貨水平、重新制訂市場推廣策略及進一步加強成本控制。

於回顧期下半年內，在中國中央人民政府的全力支持下，香港政府推行了多項刺激經濟計劃及政策令整體本地經濟在多個領域得以強力反彈，特別是旅遊及零售業，消費信心上升，股票及地產市場轉旺和失業率下降，整體經濟情況已漸改善，因此，本地市場於下半年度取得較為理想之經營業績。

於回顧期內，雖然面對零售市場激烈競爭，但由於本集團收購之批發業務與現有之零售業務產生的協同效應，毛利率仍然持續上升。現時，批發業務由本公司之全資附屬企業先鋒創庫國際有限公司（「先鋒創庫」）經營。除了為本集團減低採購成本及改善毛利外，先鋒創庫還可加強產品組合、品牌實力、市場推廣宣傳。現時，先鋒創庫是美國Caterpillar、Merrell及Royal Elastics鞋類產品在香港、澳門及中國的獨家總代理，意大利Geox鞋類產品在香港及澳門的獨家總代理，英國Gola鞋類、袋及服裝產品在香港及澳門的獨家代理和美國K-Swiss鞋類及服裝產品在中國的獨家總代理。

營業額較去年同期增加1.60%至512,260,000港元，而經營溢利減少19.82%至24,561,000港元。於二零零四年五月底，本集團以Mirabell、Joy & Peace、Fiorucci、[illegible]及Geox五個不同品牌於香港及澳門經營93間門市。

中國市場

中國經濟於過往多年持續增長，為把握龐大的商機，於回顧期內，本集團於上海開設了9個專賣店，銷售Caterpillar、Merrell及K-Swiss產品，市場反應良好。

本集團為了提高營運效率，於回顧期內推行了市場重新發展組合策略，管理層終止了一些位置欠佳的固定租金店舖，與此同時，於位置較佳的百貨公司開設專櫃而只需繳付按零售額計算的租金。此外，管理層進一步加強成本控制，增加綜合宣傳及為員工提供店舖管理培訓。

除了廣州中外合作經營企業外，本集團於上海成立了兩間外商獨資企業，新成立的企業不但可縮短補貨所需的時間，還可以為未來業務發展奠下更穩固之基礎。整體而言，本集團於中國市場取得理想的經營業績。

營業額較去年同期增加9.82%至133,357,000港元，而經營溢利增加165.88%至27,755,000港元。於二零零四年五月底，本集團以Mirabell、Joy & Peace、Caterpillar、Merrell及K-Swiss於深圳、廣州、上海、北京、天津及瀋陽經營79間門市。此外，本集團在中國以特許經營模式經營59間Joy & Peace門市。

業務展望

在經濟開始回復復甦及受惠於中央政府實施個人遊等新措施的情況之下，香港整體經濟自二零零三年第四季開始反彈，延續至二零零四年第一季度表現仍然理想，股市及房地產市場暢旺，國內來港旅客持續上升，本集團位於遊客區之生意表現良佳。二零零四年三、四月，在消費市場好轉之下，本集團營業額有良好表現，扭轉了過往兩年停滯不前的情況。就此，本集團對今年餘下三季的業務表現保持樂觀及信心。

儘管預期中國零售業競爭依然激烈，管理層相信中國業務仍擁有龐大的發展空間，本集團在中國的業務，重心將為進一步加快擴展店舖網絡，全力推展Mirabell及Joy & Peace產品及歐美休閒品牌如Caterpillar、Merrell和K-Swiss等國際品牌。

本集團亦對自前全面開設的市場發展機會高度關注，繼於在自由行及《內地與香港關於建立更緊密經貿關係的安排》之推動下，香港零售店舖租金的[illegible]。然而，本集團[illegible]。

展望本集團將來持續加強推廣品牌經營行銷及進取發展，強化品質管理，提升員工效率，加上清晰的業務發展方向與專業的管理團隊，將能為投資者及股東帶來增值。本集團充滿信心地於二零零四／二零零五年度之盈利及營業額上爭取滿意的成績。

流動資金及財務資源

於回顧年度內，本集團之營運資金由122,600,000港元上升至140,376,000港元，而其流動比率及速動比率則維持於穩健水平，分別為2.16倍及1.29倍。

於二零零四年二月二十九日，本集團存貨為104,876,000港元，較於二零零三年二月二十八日之84,190,000港元相比，存貨水平上升。於二零零四年二月二十九日，本集團擁有銀行結餘及現金96,135,000港元，以及未償還銀行借款32,772,000港元。於回顧年度內，本集團新增銀行短期借款為66,224,000港元，用作營運資金之用。另外，本集團已償還銀行借款64,520,000港元。

於二零零四年二月二十九日，本集團之資本負債比率為0.09（二零零三年：0.10），乃以本集團總借款額32,772,000港元（二零零三年：31,068,000港元）以及股東資金374,166,000港元（二零零三年（經重列）：321,322,000港元）計算。

庫務政策

本集團於財務風險管理方面繼續維持審慎態度。本集團的借貸分別為港元及人民幣，利息以浮動利率計算。截至二零零四年二月二十九日止年度，本集團簽訂兩份分別二零零五年及二零零六年到期的遠期外匯合約來對沖人民幣可能升值。除此，該兩份遠期外匯合約以外，本集團並無利用其他金融工具。本集團的理財政策是不參與高風險之投資或投機性的衍生工具。

管理層深信，憑藉較低之資本負債水平及穩健之財政狀況，本集團具備優越條件，以助日後之擴展及掌握投資機會。

資產抵押

於二零零四年二月二十九日，本集團有抵押的資產約為11,100,000港元（二零零三年：24,238,000港元），而並無反向抵押的資產（二零零三年：96,728,000港元）。

或然負債

本集團於二零零四年二月二十九日之或然負債為15,300,000港元（二零零三年：12,900,000港元），此乃為本集團的聯營公司的附屬公司之銀行借貸作出擔保。

人力資源

於二零零四年二月二十九日，本集團之僱員總數為1,077名。本集團為員工提供優厚薪酬組合，包括保險及醫療福利。此外，本集團亦會按業績及個別僱員表現給予合資格僱員酌情花紅。

暫停辦理股份過戶登記

本公司之股份登記處將於二零零四年七月三十日至二零零四年八月六日（包括首尾兩天），暫停辦理股份過戶登記。如欲獲得收取擬派之末期股息，所有股份過戶文件連同有關股票必須於二零零四年七月二十九日下午四時前交回本公司之股份過戶登記分處香港中央證券登記有限公司（地址為香港灣仔皇后大道東183號合和中心46樓），辦理過戶登記手續。

買賣本公司上市股份

本公司於年內並無贖回其任何股份。本公司或其任何附屬公司概無購買或出售本公司任何股份。

公司管治

除本公司之獨立非執行董事並無固定任期，而是根據本公司組織章程細則之規定輪值告退之外，年內本公司一直符合香港聯合交易所有限公司（「聯交所」）《證券上市規則》附錄十四所載之《最佳應用守則》規定。

審核委員會

於編制二零零三／二零零四年年度之年報，審核委員會及各董事已審閱本集團所採納之會計政策及慣例，以及討論內部控制及財務申報等事宜。

於聯交所網站披露年報資料

本公司二零零三／二零零四年年度之年報載有根據聯交所「證券上市規則」附錄十六內第45(1)段至第45(3)段規定之所有資料，將於短期內刊登於其網站(www.hkex.com.hk)。

承董事會命
主席
鄧偉林

香港，二零零四年六月十七日

*僅供識別

於本公告日，本公司的執行董事為鄧偉林先生、鄧豐林先生、吳國華先生及羅震華先生；獨立非執行董事為李嘉生先生及譚廣澤先生；非執行董事為李均雄先生。

以白色申請表格申請的結果

以下為使用白色申請表格所提出申請並獲全部或部份接納的申請人的身份證明文件號碼(如有提供)及所獲有條件配發的公開發售股份數目:

身份證明文件號碼	所獲配發之公開發售股份數目	身份證明文件號碼	所獲配發之公開發售股份數目	身份證明文件號碼	所獲配發之公開發售股份數目	身份證明文件號碼	所獲配發之公開發售股份數目	身份證明文件號碼	所獲配發之公開發售股份數目	身份證明文件號碼	所獲配發之公開發售股份數目	身份證明文件號碼	所獲配發之公開發售股份數目
33902049	8000	33902049	8000	B2156941	12000	D2107997	16000	E2203786	8000	E9924594	4000	K1052241	8000
33902049	4000	611879311	8000	B3528664	8000	D2121132	4000	E228283A	8000	G0079323	8000	K1256696	8000
33902049	8000	704366560	8000	B3964391	8000	D2365708	16000	E2361276	4000	G0442622	12000	K1303570	28000
33902049	8000	704373046	4000	B4194387	12000	D2571839	8000	E2411133	8000	G0861366	8000	K1916157	16000
33902049	8000	704373047	8000	C0825164	8000	D2580013	8000	E2601323	44000	G1445684	4000	K2694379	4000
33902049	8000	704373048	8000	C0825172	4000	D2580021	12000	E3188268	8000	G255794A	20000	K2808641	8000
33902049	8000	A0163573	8000	C4029893	8000	D2630304	8000	E3452644	12000	G2655704	8000	K2893223	4000
33902049	8000	A1640553	4000	C4547231	8000	D2991285	4000	E3473876	12000	G3474398	12000	K2904977	4000
33902049	8000	A220708A	8000	C5064307	4000	D329345A	28000	E3745701	4000	G3665568	4000	K3122212	8000
33902049	8000	A2343714	12000	C5160225	12000	D3893414	8000	E3914309	8000	G3710822	16000	K366175A	4000
33902049	8000	A2477761	4000	C5173513	16000	D4151624	12000	E4009928	56000	G4208055	4000	K6686664	8000
33902049	8000	A2946648	8000	C5311487	4000	D4181868	12000	E438320A	52000	G5281619	4000	K6895263	12000
33902049	8000	A3221779	4000	C5429801	8000	D4601239	4000	E4651344	8000	G5727501	8000	K7603967	4000
33902049	4000	A353839A	48000	C5698101	8000	D4799236	16000	E4888603	16000	G5790181	4000	K7808062	4000
33902049	8000	A399431A	16000	C5801441	8000	D4807341	4000	E4978998	8000	G6147835	4000	K8144028	4000
33902049	8000	A482860A	52000	C6115789	8000	D4896417	4000	E5073263	16000	G6315401	4000	K914174A	4000
33902049	8000	A5058565	4000	C6263834	8000	D5106584	40000	E5931960	4000	G6321088	4000	P1739526	12000
33902049	8000	A520362A	8000	C6276758	8000	D5362580	8000	E6514824	4000	G6625559	4000	P1771594	8000
33902049	8000	A5893316	8000	C6309281	4000	D540867A	8000	E6566093	8000	G7051076	8000	P186066A	4000
33902049	8000	A6052900	8000	C6517836	8000	D5411387	8000	E6567472	8000	G800120A	8000	P4216729	12000
33902049	8000	A6613163	8000	D0167402	12000	D5676925	4000	E8035478	4000	G8141567	4000	P4290562	28000
33902049	8000	A8379206	4000	D0365190	8000	D6404007	40000	E8047107	12000	H00262297	8000	P4800374	8000
33902049	8000	A8424708	8000	D0553264	8000	D6601996	8000	E8651179	12000	H0228291	68000	P5211275	16000
33902049	8000	A8596738	28000	D1061403	8000	D6637761	4000	E887206A	4000	H1510632	4000	P7675562	8000
33902049	8000	A8655262	4000	D106738A	4000	D6842691	16000	E9149019	16000	H3522093	12000	R0557233	8000
33902049	8000	A8688454	8000	D1611824	8000	D8284025	4000	E9210354	12000	H4129697	4000	Z026243A	8000
33902049	8000	A8787258	8000	D167507A	8000	E1492547	4000	E9227494	16000	H4452226	8000	Z0426254	4000
33902049	8000	A9111347	8000	D1827678 D1809416	8000	E1916290	8000	E9710470	8000	H90108603	4000	Z1700007	4000
33902049	8000	A9734700	8000	D2083575	4000	E1955555	20000	E9799307	4000	K0749249	8000	Z4074557	4000

以黃色申請表格申請的結果

以下為使用黃色申請表格所提出申請並獲全部或部份接納的申請人的身份證明文件號碼(如有提供)及所接獲有條件配發的公開發售股份數目:

身份證明文件號碼	所獲配發之公開發售股份數目	身份證明文件號碼	所獲配發之公開發售股份數目	身份證明文件號碼	所獲配發之公開發售股份數目	身份證明文件號碼	所獲配發之公開發售股份數目	身份證明文件號碼	所獲配發之公開發售股份數目	身份證明文件號碼	所獲配發之公開發售股份數目	身份證明文件號碼	所獲配發之公開發售股份數目
00006323	16000	02611435	16000	09950167	20000	16036449	8000	17940322	56000	C0505216	28000	E5980155	12000
01598048	8000	02611435	68000	09950167	8000	16036449	12000	17940322	28000	C1303153	16000	E6439814	12000
01598048	8000	02611435	8000	09950167	12000	16036449	8000	17940322	32000	C2504314	8000	E7232024	8000
01598048	4000	03330105	16000	09950167	12000	16036449	8000	17940322	12000	C2639341	12000	E8846654	4000
01598048	4000	03330105	12000	09950167	12000	16036449	12000	17940322	12000	C278161A	12000	G107046A	4000
01598048	4000	03330105	8000	09950167	8000	16036449	8000	17940322	44000	C3569754	16000	G1082441	4000
01598048	4000	03330105	8000	09950167	12000	16036449	68000	19049566	8000	C5837578	8000	G1332006	20000
01598048	12000	04381644	64000	09950167	8000	16036449	8000	19521449	20000	C6189073	4000	G2477091	64000
01598048	4000	04381644	64000	09950167	68000	16036449	8000	19521449	52000	C6609692	8000	G3058661	12000
01598048	8000	04381644	64000	09950167	16000	16036449	64000	19521449	36000	C6618772	8000	G3766917	8000
01598048	8000	04381644	16000	11355571	20000	16036449	52000	19521449	228000	D0187918	8000	G5036509	8000
01598048	8000	04381644	36000	11355571	20000	16036449	56000	19521449	28000	D0768678	16000	G5187647	8000
01598048	16000	04381644	8000	11355571	16000	16036449	52000	19661621	16000	D1414055	8000	G519161A	4000
01598048	12000	04381644	120000	11355571	120000	16036449	56000	19661621	12000	D1645855	8000	G5206978	12000
01598048	8000	04381644	56000	11355571	28000	16036449	28000	20265082	8000	D2262437	4000	G5376180	4000
01598048	8000	04381644	228000	12132312	32000	16036449	28000	20265082	8000	D2366712	8000	G6179923	8000
01598048	12000	04381644	228000	12132312	20000	16036449	28000	20265082	20000	D2423872	12000	G6330311	4000
01598048	12000	04381644	28000	12132312	28000	16036449	28000	20265082	28000	D2521955	16000	G6832708	8000
01598048	12000	04381644	232000	12132312	20000	16036449	28000	21276773	160000	D2572614	12000	H3213201	16000
01598048	16000	04381644	232000	12132312	28000	16036449	44000	21912416	20000	D2573726	8000	K1176803	4000
01598048	12000	04381644	204000	13435676	120000	16036449	40000	A0666052	16000	D2691354	4000	K1549294	8000
01598048	8000	04381644	44000	13435676	232000	16036449	40000	A1830026	16000	D2978254	4000	K1896857	4000
01598048	12000	04381644	40000	15499921	20000	16036449	40000	A1902108	4000	D3122418	8000	K2594692	4000
01598048	16000	04381644	52000	15499921	120000	16149670	16000	A3596403	8000	D4397518	12000	K2980827	20000
01598048	8000	04381644	52000	15499921	64000	16449105	20000	A44419963	8000	D4397526	12000	K308163A	8000
01598048	4000	04381644	52000	15499921	64000	16449105	16000	A6338952	16000	D488706A	4000	K3289834	4000
01598048	8000	04809525	18000	15499921	4000	16449105	16000	A6354870	16000	D5149615	4000	K3591794	4000
01598048	4000	04809525	8000	16036449	8000	16449105	16000	A7902940	8000	D5405697	16000	K4359380	20000
01598048	16000	04809525	16000	16036449	8000	16449105	32000	A8000401	36000	D6307826	8000	K5307694	8000
01598048	4000	04809525	8000	16036449	12000	16449105	64000	A8185576	8000	D8441910	16000	K6358403	8000
01598048	8000	06777338	20000	16036449	8000	16449105	64000	A8579914	8000	E1401517	8000	K6372694	12000
01598048	20000	07518799	12000	16036449	8000	16449105	8000	A9195060	8000	E2189880	8000	K7992572	4000
01598048	4000	07518799	12000	16036449	12000	16449105	4000	A966611A	20000	E2516490	8000	K896114A	4000
01598048	4000	07518799	8000	16036449	8000	16449105	4000	A9835221	8000	E2850706	12000	K9138196	4000
01598048	4000	08805795	20000	16036449	8000	16449105	8000	A9865848	64000	E3578376	4000	P0904221	8000
01598048	20000	08805795	8000	16036449	4000	16449105	4000	A9928939	8000	E3613538	4000	P0927485	12000
01598048	8000	08805795	8000	16036449	8000	16449105	4000	B0160704	20000	E4187834	8000	P129012A	12000
01598048	8000	08805795	20000	16036449	8000	16449105	4000	B1421307	12000	E4364701	16000	Z1011279	4000
01598048	36000	08805795	20000	16036449	120000	16449105	8000	B1513023	16000	E5232949	4000	Z2141885	8000
01598048	8000	08805795	8000	16036449	12000	16449105	8000	B4443255	12000	E5504833	4000	Z2145031	12000
01598048	8000	08805795	4000	16036449	8000	17557882	12000	B895422A	8000	E5517234	8000	Z3813038	8000
01598048	8000	08805795	24000	16036449	8000	17782788	28000	B8993314	8000	E5555667	12000		
01598048	8000	08805795	4000	16036449	8000	17940322	20000	B9818567	4000	E5564372	8000		
01598048	20000	08805795	12000	16036449	8000	17940322	40000	B981863A	8000	E5837050	4000		
02611435	120000	08805795	20000	16036449	12000	17940322	40000	B9818648	8000	E5909221	8000		
02611435	424000	08805795	8000	16036449	8000	17940322	16000	B9818672	8000	E5952674	12000		

中央結算系統投資者戶口持有人以黃色申請表格提出申請的結果

並無接獲中央結算系統投資者戶口持有人使用黃色申請表格提出的申請。

領取／寄發股票以及退還申請股款

以白色申請表格申請獲全部或部份獲接納的股票、以白色或黃色申請表格提出申請全部或部份不獲接納的退款支票及多繳的額外申請款項的退款支票(不計利息但連同相關部份的經紀佣金、證監會交易徵費、證監會投資者賠償徵費及聯交所交易費),預期於二零零四年六月十八日以普通郵遞方式寄出,郵誤風險由收件人承擔。以白色申請表格申請認購1,000,000股或以上公開發售股份,並於申請表格上表明擬親自領取退款支票及股票(如有)的申請人,可親自前往香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心17樓1712-16號舖)領取。以黃色申請表格申請認購1,000,000股或以上公開發售股份,並於申請表格上表明擬親自領取退款支票的申請人,可親自前往上列地址的香港中央證券登記有限公司領取。領取股票及退款支票之時間及日期為二零零四年六月十八日上午九時正至下午一時正。

個人申請人如選擇親自領取,不得授權任何其他人士代領。公司申請人如選擇親自領取,必須由授權代表攜同蓋有公司印鑑之授權書領取。個人或授權代表(視情況而定)於領取時,必須出示香港中央證券登記有限公司接納之身份證明文件。未獲領取的股票及退款支票將於二零零四年六月十八日盡快以普通郵遞方式寄往申請表格上所示地址,郵誤風險概由申請人承擔。

股票存入中央結算系統

以黃色申請表格提出申請而全部或部份獲接納並且以香港中央結算(代理人)有限公司名義獲配發公開發售股份的申請人,所獲配發公開發售股份的股票將於二零零四年六月十八日辦公時間結束時或在特殊情況下,於香港結算或香港中央結算(代理人)有限公司決定的任何其他日期,存入中央結算系統,以記存於彼等之中央結算系統投資者戶口持有人股份帳戶或彼等所指定的中央結算系統參與者股份帳戶。

透過指定的中央結算系統參與者(中央結算系統投資者戶口持有人除外)提出申請而獲全部或部份接納的申請人,可向該中央結算系統參與者查詢所獲配發公開發售股份數目。

以中央結算系統投資者戶口持有人身份提出申請而全部或部份獲接納的申請人,應查閱本公佈申請結果。如有任何差誤,請於二零零四年六月十八日下午五時正前通知香港結算。有關申請人亦可於二零零四年六月十九日星期六(即公開發售股份存入申請人股份帳戶翌日)透過「結算通」電話系統及中央結算系統互聯網系統(根據香港結算「投資者戶口持有人操作簡介」所載不時有效之程序)查詢彼等的最新帳戶結餘。香港結算亦會給予彼等列明已記存於中央結算系統投資者戶口持有人股份帳戶的公開發售股份數目的活動結單。

售股建議與包銷協議並無於上市日期(即首個交易日,預期為二零零四年六月二十一日)前一日下午五時正(香港時間)前根據彼等各自的條款終止,且售股建議在各方面成為無條件,則股票方可作為有效的擁有權證明。基於本公佈所載配發資料或在股票正式成為擁有權證明之前買賣的投資者須自行承擔全部風險。

配售

董事亦謹此公佈,根據配售初步可供認購的90,000,000股配售股份獲得超額認購,以配售初步可供認購的90,000,000股配售股份總數計算,配售獲得約1.51倍超額認購。本公司已授予群益證券(香港)有限公司發售額調整權,可由群益證券(香港)有限公司(代表本身及其他配售包銷商)於本公佈日期前一個營業日下午六時正前隨時行使,要求本公司發行最多達合共15,000,000股額外新股份。群益證券(香港)有限公司並未行使發售額調整權。董事確認並無個別承配人持有售股建議後的本公司經擴大已發行股本10%以上。

配售符合上市規則附錄6所載有關配售股本證券的指引。

董事確認並無向身為本公司關連人士(定義見上市規則)的申請人配發任何配售股份。

聯席保薦人、包銷商及彼等各自的聯屬公司並無以本身利益認購或接納售股建議的任何發售股份。

開始買賣

預期股份將於二零零四年六月二十一日上午九時三十分開始以股份代號1116在聯交所主板買賣。

承董事會命
美亞控股有限公司
主席
賴暑興

香港,二零零四年六月十八日

於本公佈日期,董事會成員包括六名執行董事賴暑興先生、羅漢先生、沈亨將先生、吳國韶先生、鄭達騰先生及蔣仁欽先生,兩名非執行董事顏敏志先生及黃春發先生,以及三名獨立非執行董事林聖斌先生、黃瑞祥先生及趙熾佳先生。

* *僅供識別*

ClassifiedPost



South China Morning Post

HONG KONG 南華分類報

WWW.CLASSIFIEDPOST.COM

MONDAY, MAY 31, 2004

GENERAL Appointments

Maisto May Cheong Toy Products Fty. Ltd

Production Manager

- Degree holder in Electronic Engineering or Operation Management;
- 15 years experience in electronic toy manufacturing (especially in remote control toys) with at least 8 years in the managerial level;
- In-depth understanding for all the process in the electronic toy manufacturing;
- Knowledge in UL/FCC/CE/EMC standard and approval procedure;
- Good leadership, time management and interpersonal skill;
- Good command of written and spoken English and Mandarin;
- Station in China.

PMC Manager

- Degree in Production, Operation Management or related disciplines;
- At least 10 years managerial experience in toy business;
- Perform production planning and control function;
- Able to review, analyze and modify the PMC system in order to improve the operation efficiency;
- Liaise with factory, marketing and shipping staff to ensure timely delivery;
- Fluency in written and spoken English and Mandarin.

Senior Sales & Marketing Manager

- University degree holder or equivalent experiences in sales & marketing management in toy industry;
- Minimum 8 years in export sales field, among which 5 years at managerial position;
- Knowledge in PRC market will be an advantage;
- Mature with strong leadership, interpersonal, communication & presentation skill;
- Customer servicing and capability to lead a sales team;
- Self-motivated, able to work under pressure, detailed oriented, excellent analytical skills;
- Excellent command of spoken and written English.

Interested parties, please send full resume and expected salary to 12/F., Empire Center, 68 Mody Road, Tsimshatsui East, Kowloon, Hong Kong or by e-mail to recruit@maisto.com.hk

(Data collected will be used for recruitment purpose only)



Maintenance Surveying Graduate Vacancies in the Hong Kong Housing Authority

ENTRY REQUIREMENTS

(i) Degree in Maintenance Surveying or Building Surveying from a Hong Kong university, or equivalent, which carries full exemption from the Final Examination (Building Surveying Division) of the Hong Kong Institute of Surveyors;

(ii) Grade E or above in Chinese Language and English Language (Syllabus B) in the Hong Kong Certificate of Education Examination, or equivalent; and

(iii) Be a Hong Kong permanent resident who is ordinarily resident in Hong Kong.

Undergraduates sitting examinations in the summer of 2004 may also apply. If selected, their appointment will be subject to their passing the examination.

DUTIES

On engagement for 2 years to undergo practical training under the guidance of professional Surveyors.

TRAINING ALLOWANCE :

Tentatively at $10,700 p.m. (as at May 2004) for the first year. Adjustment may be made in the second year, as applicable. The above and terms of appointment are subject to changes at the time the offer of appointment is made. Graduate trainees are not civil servants and their training allowance are independent of the civil service pay.

HOW TO APPLY

Please apply with a completed application form (HD917), attaching copies of academic certificates (including graduation certificates and HKCEE certificates), and a detailed job descriptions of all current and previous employment to Senior Clerical Officer/Appointments, Appointments Sub-section, Hong Kong Housing Authority Headquarters, 33 Fat Kwong Street, Homantin, Kowloon on or before 4.6.2004. Applications which are incomplete or without the required supporting documents may not be considered. All applications will be treated with the strictest confidence.

Application forms are obtainable (1) from the reception counters at the atrium of Hong Kong Housing Authority Headquarters and the HKHA Customer Service Centre, 3 Wang Tau Hom South Road, (2) by fax through our telephone hotline 2712 2712 (Please press in sequence 5, 6, 7 after choosing the language), or (3) from Hong Kong Housing Authority Internet web site (http://www.housingauthority.gov.hk). For application made by "e-Form", please send to (appt.eform@housingauthority.gov.hk). If no reply is received by 4.9.2004, the applicant may assume that his/her application is unsuccessful. For enquiries, please call 2761 6571.



well balanced

BUSINESS CONTINUITY MANAGER

Hong Kong or Sydney based

With 5000 people in 18 countries, the Macquarie Group provides specialist investment, advisory and financial services in select markets around the world. By focusing on business areas where our expertise will provide special value to clients, we have established leading positions in a diverse range of market segments and regions. Our success has been characterised by a commitment to our chosen markets, technical expertise, strong risk management and an enterprising approach.

Macquarie's Business Services Division provides a diverse range of support functions to Macquarie's domestic and international offices. A Business Continuity Manager is required to direct and manage Macquarie's business continuity programme across all office locations.

In this role you will be responsible for Macquarie's business continuity preparedness globally. This includes development of the overall approach (encompassing risk/impact assessment, planning, validation and testing activities), ensuring timely completion of tasks, managing risk areas and reporting to senior management committees.

To succeed in this role you will have:

- demonstrated business continuity or risk management experience preferably within a banking or similar environment
- a strategic focus
- superior negotiation/influencing skills
- excellent relationship building and communication skills
- high levels of drive and enthusiasm
- strong priority management and organisational skills.

With outstanding career rewards we invite applications from candidates keen to reach their potential in an innovative and progressive business.

MACQUARIE

MECHANICAL PROJECT ENGINEER

Required urgently by Moose Mountain Toymakers Ltd. 704-706 Energy Plaza, No. 92 Granville Road, Tsim Sha Tsui East Kowloon.

Diploma in Mechanical Engineering, prefer. Working experience in toy factory with knowledge of plastic injection molding toys.

Interested party please send resume to fax no. 2722-6182.

荃灣區進出口貿易公司

1.貿易跟單文員，年21至30歲，專科以上程度，英文及普通話良好，勤奮細心，具二年以上經驗者。

2.貿易推廣文員，年22-30歲，良好英文及普通話，具有市場出口三年以上經驗，能經常出差者。

有意者請 E-mail 至 annjs@netvigator.com

電話：2408 2096

傳真：2542 1416

約時間面議請致電張小姐

(資料保密)





Belonging to Novar plc. A top 200 UK listed company, MK Electric (China) Ltd. engages in the business of supplying various building products to fulfill the requirements of an intelligent building. We are now inviting *YOU* to join our team.

Assistant Sales Manager (Ref: ASM-05-2004)

- Good negotiation and interpersonal skills
- Result-oriented and willing to work under pressure
- Preferably with Higher Diploma or above but not essential
- Background in Electrical or Building Services Engineering will be an advantage
- Relevant sales experience in similar industries and familiar with the Finance, Banking, Housing and Hotel Sectors will also be an advantage

A competitive package such as 5-day work, 13th month pay, Medical & Life Insurance will be offered to the right candidate. Please submit resume, current & expected salary and contact telephone number to:

The Human Resources Department
MK Electric (China) Ltd.
15/F, Tower 5, China Hong Kong City, 33 Canton Road, Tsimshatsui, Hong Kong
OR by E-mail to hrhk@novarintl.com

Please mark the ref no. and Private & Confidential on the envelope

Novar plc *Building Solutions For The Future*

Human Resources & Administration Director

Elite Industrial Holdings Ltd. is a large and well established industrial group with over 25 years of operations in HK and China, employs over 10,000 peoples. The Group has a listed subsidiary group in Singapore Stock Exchange and has three manufacturing plants in China and several overseas sales and distribution companies in Europe and the US. We are looking for a high caliber candidate to fill the position of Human & Administration Director. Our requirements for the position are:

✓ University degree in Human Resources management and a min. of 8 years managerial experience, preferably with & at least 2 years at the Director level.

✓ Experience with multi-location operation, in particular with China manufacturing operation.

Applicants with less experience will be considered for the position of Deputy Human Resources & Administration Director or Senior Manager.

We offer attractive remuneration and benefit package to the successful candidate. Please apply with detailed resume to Ms. Eva Wai, Elite Industrial Building, 135-137 Hoi Bun Road, Kwun Tong, Kowloon or by email to evawai.elh@elitecorp.com.

A garment firm located in Shatin (close to Shatin KCR station) looking for high caliber candidates to fill following position:

FINANCE CONTROLLER

- Responsible for the overall group finance and accounting functions
- University degree in Accounting and qualified accountant of ACCA or equivalent Audit experience preferred
- At least 5 years at supervisory / management level
- Good command in English
- High degree of self-initiation, ability to anticipate and resolve problems
- Good analytical skills and capable of working under pressure

We offer 5-day work, attractive salary and generous fringe benefits to right candidate. Interested parties, please send your detail resume with expected salary by e-mail to hr@greatpacificgroup.com or Fax to 3476 8800

Senior Art Director / Art Director

Minimum 5 years experience as an Art Director

Strong design sense

Skilled in Freehand / Illustrator and Photoshop

Reliable and have passion on your job

Able to think and work independently

Also, enjoy working in team environment

If you think you are the right person, please email your CV to rebecca_kong@underline-fitch.com.hk





Part time Native Japanese Speaking Assistant

Working in a Real Estate Agency in Happy Valley, with or without experience. Salary + commission

2892 1138

E-mail: [illegible]anyang@ctimail3.com

Experienced Accountant

Min. 3 years handle full set of account. Knowledge of Computer is a must.

Interested parties please call 2857 9836 for appointment.

China Concept Consulting is an international consulting firm that helps global companies capture China business opportunities, and is seeking for the following talent to work in our Hong Kong office:



(Ref: 2004MGTTRAINEE)

Management Trainee

(Ref: 2004CEO-PA)

Personal Assistant to CEO

Interested candidates please visit our website: www.ChinaConcept.com

application to careers@chinaconcept.com

Personal data collected will be used for recruitment purpose only

Conference Organiser

An experienced conference organiser is required to join an international company on a freelance basis. The role will be to assist with the organisation of conferences and meeting activities. The successful applicant will have:

- extensive experience in event organisation
- superior interpersonal, communication and organisational skills
- good management and decision-making skills
- experience in budgeting/account responsibility
- ability to develop innovative conference themes and ideas
- good client liaison and presentation skills
- ability to oversee production of conference materials
- ability to work and lead a team under pressure
- fluency in English

Building Services / Electrical Engineer

a well established contracting company is urgently looking for senior engineers / engineers with the following qualification.

- Higher Diploma or above in Building Services / Electrical Engineering
- relevant working experiences of appropriate level fluent in both English and Chinese
- work hard and independently

Interested parties please send detail resume and expected salary to the personal manager by fax at 2380 6607 or email to admin@ysh.com.hk

General Factory Manager

Production Manager / PMC Manager

Purchasing Manager

Senior Shipping Clerk

Norman Express Limited

We are a leading Airfreight Forwarder in Hong Kong and now inviting the application for the below position to cope with our rapid expansion:

Airfreight Operations Clerk

- University graduate
- No working experience required
- Fair spoken & written English & Mandarin
- Computer knowledge, Typing speed 45 w.p.m.
- Familiar with Email, MS Word & Excel
- Have interest in air forwarding industry

Interested parties pls send full resume by fax 2727 2877 or email to norman@norman.com.hk to the attn. of Ms. Kora Chue.

(Data collected will be used for recruitment purpose only)



Booking?

Tel: 2565 8822 Fax: 2565 7272

E-mail: classified@scmp.com





Native English, Mandarin and French Teacher for private tuition $200-300/hr. Flexible time. We will charge 50% of 1st month's salary. June: 21103936



Kingston International School

Kingston International School is authorized to offer the International Baccalaureate Primary Years Programme. We are looking for highly qualified teachers for the following positions:

1. **English Head Teacher - Kindergarten section**
2. **Primary School Teacher**

Applicants must have Bachelor of Education qualifications, prior teaching experience and be native English speakers. A knowledge of the IBO-PYP is an advantage. Applicants mail/email their resumes to 'The Principal' at kispc@kingston.edu.hk by June 11, 2004. Only short-listed candidates will be contacted for an interview.

Customer Service

Tel: 2680 8333

Fax: 2565 7272

E-mail: classified@scmp.com

Classified INDEX

Articles For Sale 5
Business to Business 5
Found 5
Tuition 5
Employment
China 1
General 1
Secretarial & Administration 1
Notices
Legal & General Notice 2-5
Property
Commercial Properties
Island - To Let 8
Residential Properties
Island/Kowloon/N.T. - To Let 8
Island/Kowloon/N.T. - For Sale 8
Post Services Guide 6-7
- Accounting / Taxation
- Business Centres
- Business Opportunities
- Car Rental
- Corporate Formation
- Domestic Employment
- Feng Shui
- Immigration - Legal Services
- Membership Services
- Relaxation - Travel - Tuition
Removals 7
Motors & Boats
Cars For Sale 5
Cars Wanted 5

Both Classified Post ® and 南華分類報 ® are registered in the People's Republic of China.

Tel: 2565 8822 Fax: 2565 7272

Customer Services: 2680 8333

CHINA Appointments

Sales Supervisor/Executive

We are a well-established Japanese electronic co. We would like to invite high caliber to join us and station at our office in PRC.

Requirements:

- F.7 or above
- Min 5 yrs sales exp. with supervisory exp preferred
- Able to work independently and lead the sales team
- Proficiency in English and Mandarin

Good remuneration package is offered. Interested parties please send detailed CV with present and expected salary to fax 24925191.

Personal data collected will be used for recruitment purpose only. SCMP372058



Booking?

Tel: 2565 8822 Fax: 2565 7272

E-mail: classified@scmp.com

SECRETARIAL AND ADMINISTRATION Appointments

Education Institution in Causeway Bay hiring:

Executive Secretary

- Form 7 or above
- Over 5 years of secretarial or related experience
- Fluent in English, Putonghua and Cantonese
- Good communication skills in English and Chinese
- Proficiency in MS-Office and Chinese Word Processing
- Candidate must be mature, work independently, self-motivated and responsible

Please send photo and resume to P.O. Box No, 35040, King's Road Post Office, Hong Kong. Attention: Miss Mak

*Personal data collected will be used for recruitment purpose only. SCMP369470

CLHK Ltd - Professional Firm seeks

Experienced Secretary/Receptionist

- Higher Diploma Holder or above
- At least 3 years related experience
- Audio typing, good telephone manner
- Fluent English, Cantonese and Mandarin

Attractive salary plus fringe benefits

Please e-mail your resume and expected salary to admin@clhk.com.hk

Personal data collected will be used for recruitment purpose only

Levett & Bailey

SECRETARY TO MANAGING DIRECTOR

Candidate should be self-motivated and with matured personality and applicable experience. Fluency in spoken and written English and Mandarin essential.

The company is a well established large consultancy firm. Pleasant office environment. Microsoft Office computer applications. Decorous salary and benefits.

Please apply with detailed resume in English and Chinese in own hand writing and salary expected to The Personnel Department, 20/F, Eastern Central Plaza, 3 Yiu Hing Road, Shaukeiwan, Hong Kong or by fax: 31021977. All applications will be answered.

E-mail your ad to us classified@scmp.com

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



魏橋紡織股份有限公司
WEIQIAO TEXTILE COMPANY LIMITED*

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2698)

Placing of 57,447,000 New H Shares

On 28th May, 2004, the Company entered into the Placing Agreement with BNP Paribas Peregrine in relation to the Placing on a fully underwritten basis of an aggregate of 57,447,000 H Shares in the share capital of the Company at HK$11.60 per H Share. The Placing Price represents a discount of about 6.5% to the closing price of HK$12.40 per H Share as quoted on the Stock Exchange on 28th May, 2004, being the price immediately before the suspension of trading of the H Shares from the afternoon session of 28th May, 2004.

The net proceeds of the Placing will be about HK$653 million. The Directors intend to apply the net proceeds for the capital investments in (a) the development and production of high value-added new fabric products, (b) the increase of production capacity of existing high value-added cotton textile products, and (c) the upgrade of the existing production technology. The Group's annual production capacity of cotton yarn and grey fabric is expected to be increased by about 19,500 tonnes and 55.1 million meters respectively thereafter.

The Placing Shares, representing about 16.7% and 6.6% respectively of the H Shares and the entire registered capital of the Company as enlarged by the Placing, will be allotted and issued under the general mandate granted to the Directors at the annual general meeting of the Company held on 17th April, 2004.

Trading in the H Shares was suspended at 2:30 p.m. on 28th May, 2004 upon request by the Company, and application has been made to the Stock Exchange for resumption of trading in the H Shares with effect from 9:30 a.m. on 31st May, 2004.

The Placing Agreement

Date: 28th May, 2004

Parties: (i) The Company
(ii) BNP Paribas Peregrine

Placing

BNP Paribas Peregrine has agreed to act as sole placing agent of the Company to procure, on a fully underwritten basis, investors who are independent of and not connected nor acting in concert with any promoter, supervisor, director, chief executive or substantial shareholder of the Company or any of its subsidiaries or any of their respective associates (as each term is defined in the Listing Rules) to subscribe for the Placing Shares, failing which BNP Paribas Peregrine has agreed to subscribe for the unplaced portion of the Placing Shares. The placees are not less than six in number. BNP Paribas Peregrine is independent of and not connected with any promoter, supervisor, director, chief executive or substantial shareholder of the Company or any of its subsidiaries or any of their respective associates (as such term is defined in the Listing Rules).

Number of Placing Shares

57,447,000 H Shares, representing about 20.0% and 7.0% respectively of the existing H Shares in issue and the entire registered capital of the Company prior to the Placing and about 16.7% and 6.6% respectively of the H Shares and the entire registered capital of the Company as enlarged by the Placing.

Placing Price

HK$11.60 per Placing Share, representing (i) a discount of about 6.5% to the closing price of HK$12.40 per H Share as quoted on the Stock Exchange on 28th May, 2004, being the price immediately before the suspension of trading of the H Shares from the afternoon session of 28th May, 2004; (ii) a premium of about 5.9% over the average closing price of HK$10.95 per H Share as quoted on the Stock Exchange for the last five trading days up to and including 27th May, 2004; and (iii) a premium of about 6.8% over the average closing price of HK$10.86 per H Share as quoted on the Stock Exchange for the last ten trading days up to and including 27th May, 2004.

The Placing Price was determined by reference to the recent trading prices of the H Shares. The Placing Price and the underwriting commission were agreed after arm's length negotiation between the Company and BNP Paribas Peregrine.

Conditions of the Placing

The Placing is conditional upon, inter alia, the Stock Exchange granting listing of and permission to deal in the Placing Shares and there being no breach of any of the representations, warranties and undertakings in any material respect by the Company under the Placing Agreement. Pursuant to the terms and conditions contained in the Placing Agreement, BNP Paribas Peregrine has the right to terminate the Placing Agreement at any time on or prior to 9:30 a.m. on the date of completion of the Placing Agreement.

Completion of the Placing

Completion is provided to take place on the second business day immediately after the date of grant of listing approval for the Placing Shares and is currently expected to take place on or before 4th June, 2004 or such other time or date as the Company and BNP Paribas Peregrine shall agree.

Mandate to Issue the Placing Shares

The Placing Shares will be allotted and issued under the general mandate granted to the Directors at the annual general meeting of the Company held on 17th April, 2004. The resolution on the exercise of the general mandate and details of the Placing was unanimously passed at the 13th meeting of the second session of Board held on 18th April, 2004. The issue of the Placing Shares was approved by the China Securities Regulatory Commission on 30th April, 2004. Under the approval, the Company is required to carry out the Placing in compliance with all applicable laws, regulations and rules and to submit a report to the China Securities Regulatory Commission within 15 business days after completion of the Placing.

Ranking of Placing Shares

The Placing Shares, when issued and fully paid, will rank pari passu in all respects with the H Shares in issue on the date of allotment and issue of the Placing Shares including the right to any dividends or distributions.

Shareholding Structure

Set out below are the shareholding structures of the Company immediately before and after the Placing:

Name of Shareholders	Immediately before the Placing: Number of Shares held *(shares)*	Percentage of shareholding *(%)*	Immediately after the Placing: Number of Shares held *(shares)*	Percentage of shareholding *(%)*
Domestic Shares				
- Shandong Weiqiao Chuangye Group Company Limited	410,311,100	50.16	410,311,100	46.87
- Management Shareholders	105,421,400	12.89	105,421,400	12.04
- Three Individual Shareholders	15,037,500	1.84	15,037,500	1.72
H Shares				
- Public	287,235,500	35.11	344,682,500	39.37
Total	818,005,500	100.00	875,452,500	100.00

Reasons of the Placing

The PRC is the largest textile producing country in the world. The cotton textile industry in the PRC achieved rapid growth in 2003 as well. According to the National Bureau of Statistics of China, the production volume of cotton yarn and cotton fabric in the PRC increased by about 15.8% and 9.2%, respectively in 2003. Leveraging on the PRC's competitive advantages, including low labor costs, access to the world's largest source of cotton, favorable government policies and the PRC's accession to the WTO, the total export value of cotton yarn and grey fabric in the PRC increased by about 36.8% and 15.7% in 2003.

According to The Agreements on Textiles and Clothing, WTO members shall gradually remove textile and clothing quotas by the end of 2004. The PRC allows other WTO members, until 31st December, 2008, to have the right to limit the growth of textile imports from the PRC to 7.5% each year.

As the largest cotton textile manufacturer and exporter in the PRC, the Group's production and sales of cotton textile products of the Group continued to grow substantially in the past few years. The Directors considers that the cotton textile industry has a promising future, resulted from the PRC's strong economic growth, stronger competitiveness in export and removal of textile and textile quotas imposed by WTO members by the end of 2004. In order to seize the opportunity to develop its business and increase its market share, the Directors believe that the Group will require funds to finance the implementation of its business plan as referred to in its prospectus dated 15th September, 2003, which includes the proposed expansion of the Group's product portfolio to include more high value-added cotton textile products. The Directors also believe that the Placing also represents a good opportunity for the Company to broaden its shareholder and capital base.

Use of Proceeds

The amount to be raised from the Placing is estimated to be about HK$653 million, after deducting the commission and related expenses of the Placing.

The Directors intend to apply net proceeds for the capital investment in the following areas:

(1) about RMB253 million (equivalent to about HK$239 million) in the development and production of high value-added new fabric products;

(2) about RMB203 million (equivalent to about HK$192 million) for the increase of production capacity for existing high value-added cotton textile products;

(3) about RMB46 million (equivalent to about HK$43 million) for the upgrade of the existing production technology; and

(4) the remaining amount of about HK$179 million as general working capital.

The Group's annual production capacity of cotton yarn and grey fabric is expected to be increased by about 19,500 tonnes and 55.1 million meters respectively thereafter.

Application for Listing

Application will be made to the Listing Committee of the Stock Exchange for listing of, and permission to deal in, the Placing Shares on the Stock Exchange.

Resumption of Trading

Trading in the H Shares was suspended at 2:30 p.m. on 28th May, 2004 upon request by the Company, and application has been made to the Stock Exchange for resumption of trading in the H Shares with effect from 9:30 a.m. on 31st May, 2004.

General

The existing H Shares were listed on the Main Board of the Stock Exchange on 24th September, 2003. The listing was well received by institutional investors and the public. The over-allotment option was fully exercised on 25th September, 2003. Net proceeds of about RMB2,511 million (equivalent to about HK$2,369 million) were raised from the listing. During the year ended 31st December, 2003, the Company applied the proceeds from its listing for the purposes set out in the prospectus dated 15th September, 2003 as follows:

	HK$ million Planned	HK$ million Actual allocation
Expansion of product portfolio to include more high value-added cotton textile products	406	339
Upgrading the existing production technology	94	94
Establishment of a technology development center	47	—
Upgrading the information systems	34	—
Repayment of bank loans	566	566
Acquisition relating to the Group's cotton textile manufacturing business	100	—
General working capital	1,124	1,124

Notes: The unallocated proceeds have been placed as deposit in licensed banks.

Definitions

"BNP Paribas Peregrine"	BNP Paribas Peregrine Capital Limited, acting as the ongoing sponsor of the Company pursuant to the Listing Rules and the sole placing agent and underwriter of the Placing, a corporation licensed to carry on type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the Securities & Futures Ordinance (Cap 571 of the Laws of Hong Kong)
"Board"	the board of Directors
"Company"	魏橋紡織股份有限公司 (Weiqiao Textile Company Limited), a joint stock limited company established in the PRC with limited liability, the H Shares of which are listed on the Main Board of the Stock Exchange
"Director(s)"	the director(s) of the Company
"Group"	the Company together with its subsidiaries
"H Shares"	overseas listed foreign Shares in the share capital of the Company
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Committee"	the listing sub-committee of the board of directors of the Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Management Shareholders"	twelve members of the management of the Company, namely Zhang Hongxia, Zhang Shixue, Ms. Guixia, Zhang Bo, Qi Xingli, Fan Xuelian, Yang Shaogang, Zhao Shiping, Wang Xiaoyun, Jiang Jianling, Kong Deqing and Song Shoujun, who in aggregate hold about 12.89% and 12.04% respectively, of the equity interests of the Company and that as enlarged by the Placing
"Placing"	the placing of 57,447,000 H Shares by BNP Paribas Peregrine as sole placing agent and underwriter pursuant to the Placing Agreement
"Placing Agreement"	the placing and underwriting agreement between BNP Paribas Peregrine and the Company dated 28th May, 2004 in relation to the Placing
"Placing Price"	the placing price of HK$11.60 per H Share under the Placing
"Placing Share(s)"	57,447,000 H Shares to be allotted and issued under the Placing
"PRC"	the People's Republic of China
"Share(s)"	share(s) in the share capital of the Company with a Renminbi-denominated par value of RMB1.00 each of the Company
"Shareholder(s)"	the shareholder(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Three Individual Shareholders"	three individual shareholders of the Company, namely Wang Xuesong, Zhang Xianbing and Li Xiuping, who in aggregate hold about 1.84% and 1.72% respectively of the equity interests of the Company and that as enlarged by the Placing
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC
"WTO"	World Trade Organisation
"%"	per cent.

On behalf of the Board
Weiqiao Textile Company Limited
Zhang Hongxia
Executive Director

Shandong, the PRC
28th May, 2004

* *The Company is registered in Hong Kong as an oversea company under the English name "Weiqiao Textile Company Limited".*

Notes

1. As at the date of this announcement, the board of Directors of the Company is comprised of Mr. Zhang Bo, Ms. Zhang Hongxia, Mr. Qi Xingli, Ms. Zhao Suwen as executive directors, Mr. Zhang Shiping and Mr. Wang Zhaoting as non-executive directors and Mr. Wang Naixin, Mr. Xu Wenying and Mr. George Chan Wing Yau as independent non-executive directors.
2. The conversion of RMB into HK$ is based on the exchange rate of RMB1.06=HK$1.00.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


TTi

Techtronic Industries Co. Ltd.

(Incorporated in Hong Kong with limited liability)

(Stock Code : 669)

POLL RESULTS OF THE ANNUAL GENERAL MEETING AND THE EXTRAORDINARY GENERAL MEETING HELD ON 28TH MAY, 2004 AND SHARE SUBDIVISION

The poll results in respect of the resolutions proposed at the AGM and the EGM of the Company are shown below.

The Board is pleased to announce that the ordinary resolution in relation to the Share Subdivision was duly passed by the Shareholders at the EGM held on 28th May, 2004 and the Listing Committee of the Stock Exchange has granted the listing of and permission to deal in the Subdivided Shares. The Share Subdivision has become unconditional and shall take effect from 31st May, 2004.

Shareholders are reminded that following the passing of the ordinary resolution in relation to the Share Subdivision, the final dividend declared at the AGM at HK17.75 cents per existing share will be subdivided accordingly. The adjusted dividend rate for the Subdivided Shares would be HK8.875 cents per Subdivided Share and payable to the Shareholders whose name appear on the register of members of the Company on 18th June, 2004. The register of members of the Company will be closed from 14th June, 2004 to 18th June, 2004 (both dates inclusive) and the last day to register for the final dividend will be 11th June, 2004.

The timetable for trading arrangements and exchange of share certificates shown below are the same as those included in the Circular. The Company has consulted its auditors for the method of the calculations for the adjustments to the exercise prices and the number of outstanding share options granted under the Company's share option schemes and the relevant adjustments are shown below.

Reference is made to the announcement of the Company dated 19th April, 2004 and the circular issued by the Company on 28th April, 2004 (the "Circular") regarding, inter alia, the proposal involving the Share Subdivision. Unless the context otherwise requires, terms used herein shall have the same meanings as those defined in the Circular.

Poll results of the Annual General Meeting and the Extraordinary General Meeting

The poll results in respect of the resolutions proposed at the AGM and the EGM of the Company held at Taishan Room, 5th Floor, Island Shangri-La Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on 28th May, 2004 were as follows:

RESOLUTIONS PROPOSED AT THE AGM		NO. OF VOTES (%) FOR	NO. OF VOTES (%) AGAINST
1.	To receive the Accounts and the Reports of the Directors and Auditors.	454,198,392 (99.93%)	337,639 (0.07%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
2.	To declare a final dividend.	415,710,885 (90.48%)	43,734,646 (9.52%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
3.(a)	To re-elect Mr. Roy Chi Ping Chung as Group Executive Director.	452,674,031 (99.16%)	3,854,000 (0.84%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
(b)	To re-elect Mr. Kin Wah Chan as Group Executive Director.	452,674,031 (99.16%)	3,854,000 (0.84%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
(c)	To re-elect Mr. Joel Arthur Schleicher as Independent Non-executive Director.	452,669,231 (99.15%)	3,858,800 (0.85%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
(d)	To authorise the Directors to fix the directors' fees for the year ending 31st December, 2004.	450,174,535 (98.61%)	6,353,496 (1.39%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
4.	To re-appoint Deloitte Touche Tohmatsu as Auditors and to fix their remuneration.	449,542,421 (98.47%)	6,987,110 (1.53%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
5.	To increase the authorised share capital of the Company.	359,902,830 (78.33%)	99,542,701 (21.67%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
6.	To approve the general mandate to the Directors to allot and issue additional shares not exceeding (i) in the case of an allotment and issue of shares for cash, 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of the resolution and (ii) in the case of an allotment and issue of shares for a consideration other than cash, 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of the resolution (less any shares allotted and issued pursuant to (i) above).	265,934,104 (62.78%)	157,686,524 (37.22%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
7.	To approve the general mandate to the Directors to repurchase shares not exceeding 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of the resolution.	459,244,304 (99.96%)	201,227 (0.04%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
8.	To authorise the Directors to allot and issue additional shares equal to the number of shares repurchased by the Company pursuant to Resolution no.7 above.	450,905,535 (98.20%)	8,254,496 (1.80%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
9.	To approve the amendments to the Articles of Association of the Company.	408,571,628 (98.99%)	4,176,500 (1.01%)
	As more than 75% of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.		

RESOLUTIONS PROPOSED AT THE EGM		NO. OF VOTES (%) FOR	NO. OF VOTES (%) AGAINST
1.	To authorise the Directors to grant the Share Options to the Grantees.	*(Note 1)*	*(Note 1)*
2.	To approve the Share Subdivision.	371,387,103 (99.25%)	2,820,996 (0.75%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
3.	Conditional on the passing of Resolution no.5 set out in the notice of the AGM and Resolution no.2 above, to amend article 3 of the articles of association of the Company.	281,814,104 (82.11%)	61,406,992 (17.89%)
	As more than 75% of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.		

Notes:

(1) A motion for the adjournment of the business as set out in Resolution No.1 of the notice of the EGM sine die was proposed and seconded by the Shareholders of the Company during the EGM. As no member of the Company demanded a poll, the motion was put to the vote on a show of hands and the motion was carried unanimously.

(2) As at the date of the AGM and the EGM, the issued share capital of the Company was 665,481,826 Shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions proposed at the AGM and the EGM. There were no restrictions on any Shareholder casting votes on any of the resolutions proposed at the AGM or the EGM.

(3) Deloitte Touche Tohmatsu acted as scrutineers for the poll at the AGM and the EGM.

Share Subdivision

The Board is pleased to announce that the ordinary resolution in relation to the Share Subdivision was duly passed by the Shareholders at the EGM held on 28th May, 2004 and the Listing Committee of the Stock Exchange has granted the listing of and permission to deal in the Subdivided Shares. The Share Subdivision has become unconditional and shall take effect from 31st May, 2004.

Adjustments to the final dividend

Shareholders are reminded that following the passing of the ordinary resolution in relation to the Share Subdivision, the final dividend declared at the AGM at HK17.75 cents per existing Share will be subdivided accordingly. The adjusted dividend rate for the Subdivided Shares would be HK8.875 cents per Subdivided Share and payable to the Shareholders whose names appear on the register of members of the Company on 18th June, 2004. The register of members of the Company will be closed from 14th June, 2004 to 18th June, 2004 (both dates inclusive) and the last day to register for the final dividend will be 11th June, 2004.

Trading arrangements for the Share Subdivision

The timetable of trading arrangements for the Share Subdivision set out in the Circular is reproduced below:

	2004
Effective date of the Share Subdivision	Monday, 31st May
Dealings in Subdivided Shares commence	9:30 a.m. on Monday, 31st May
Original counter for trading in existing Shares in board lots of 500 Shares temporarily closes	9:30 a.m. on Monday, 31st May
Temporary counter for trading in Subdivided Shares in board lots of 1,000 Subdivided Shares (in the form of certificates for existing Shares) opens	9:30 a.m. on Monday, 31st May
First day for free exchange of certificates for existing Shares for new certificates for Subdivided Shares	Monday, 31st May
Original counter for trading in Subdivided Shares in board lots of 500 Subdivided Shares (in the form of new certificates for Subdivided Shares) re-opens	9:30 a.m. on Monday, 14th June
Parallel trading in Subdivided Shares (in the form of (a) new certificates for Subdivided Shares and (b) certificates for existing Shares) commences	9:30 a.m. on Monday, 14th June
Temporary counter for trading in Subdivided Shares in board lots of 1,000 Subdivided Shares (in the form of certificates for existing Shares) closes	4:00 p.m. on Wednesday, 7th July
Parallel trading in Subdivided Shares (in the form of (a) new certificates for Subdivided Shares and (b) certificates for existing Shares) ends	4:00 p.m. on Wednesday, 7th July
Last day for free exchange of certificates for existing Shares for new certificates for Subdivided Shares	Monday, 12th July

Shareholders may, during business hours from Monday, 31st May, 2004 to Monday, 12th July, 2004 (both dates inclusive), submit their certificates for the Shares to the Company's share registrar, Secretaries Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong in exchange for certificates for the Subdivided Shares (on the basis of every one Share for two Subdivided Shares) free of charge. Thereafter, share certificates for Shares will be accepted for exchange only on payment of a fee of HK$2.50 (or such amount as may from time to time be specified by the Stock Exchange) for each new certificate issued for the Subdivided Shares or each old share certificate submitted, whichever number of share certificate involved is higher.

Adjustments in relation to the subscription prices and the number of share options granted under the Company's share option schemes

With effect from 31st May, 2004, the subscription prices and the number of share options granted by the Company will be adjusted as a result of the Share Subdivision. The Company has consulted its auditors for the method of the calculations for the adjustments to the subscription prices and the number of outstanding share options granted under the Company's share option schemes and the relevant adjustments are shown below:

(i) Adjustments to the subscription prices of the outstanding share options

Exercisable period	Original subscription price per share *HK$*	Adjusted subscription price *HK$*
19th June, 2001 – 18th June, 2006	2.2600	1.1300
23rd July, 2001 – 22nd July, 2006	2.1160	1.0580
30th April, 2002 – 29th April, 2007	6.4000	3.2000
28th June, 2002 – 27th June, 2007	7.2000	3.6000
5th July, 2002 – 4th July, 2007	6.7000	3.3500
6th June, 2003 – 5th June, 2008	12.0800	6.0400
10th June, 2003 – 9th June, 2008	12.3500	6.1750
17th July, 2003 – 16th July, 2008	15.2500	7.6250
13th August, 2003 – 12th August, 2008	16.1500	8.0750
1st September, 2003 – 30th August, 2008	17.6500	8.8250
19th September, 2003 – 18th September, 2008	17.3700	8.6850
18th December, 2003 – 17th December, 2008	20.7200	10.3600
25th February, 2004 – 24th February, 2009	24.3400	12.1700
1st March, 2004 – 28th February, 2009	25.0500	12.5250
14th April, 2004 – 13th April, 2009	25.9000	12.9500
5th May, 2004 – 4th May, 2009	22.1000	11.0500

(ii) Adjustments to the number of outstanding share options

Exercisable period	Number of shares issuable on the exercise of the outstanding share options before Share Subdivision	Adjusted number of shares issuable on the exercise of the outstanding share options as a result of Share Subdivision
19th June, 2001 – 18th June, 2006	2,200,000	4,400,000
23rd July, 2001 – 22nd July, 2006	300,000	600,000
30th April, 2002 – 29th April, 2007	3,335,000	6,670,000
28th June, 2002 – 27th June, 2007	19,296,000	38,592,000
5th July, 2002 – 4th July, 2007	850,000	1,700,000
6th June, 2003 – 5th June, 2008	50,000	100,000
10th June, 2003 – 9th June, 2008	500,000	1,000,000
17th July, 2003 – 16th July, 2008	10,855,000	21,710,000
13th August, 2003 – 12th August, 2008	30,000	60,000
1st September, 2003 – 30 August, 2008	32,000	64,000
19th September, 2003 – 18th September, 2008	1,162,000	2,324,000
18th December, 2003 – 17th December, 2008	74,000	148,000
25th February, 2004 – 24th February, 2009	1,700,000	3,400,000
1st March, 2004 – 28th February, 2009	6,433,000	12,866,000
14th April, 2004 – 13th April, 2009	100,000	200,000
5th May, 2004 – 4th May, 2009	150,000	300,000

As at the date of this announcement, the Board comprises five Group executive Directors, namely, Mr. Horst Julius Pudwill (Chairman and Chief Executive Officer), Mr. Roy Chi Ping Chung (Managing Director), Mr. Patrick Kin Wah Chan, Mr. Frank Chi Chung Chan and Dr. Akio Urakami and three independent non-executive Directors, namely, Mr. Vincent Ting Kau Cheung, Mr. Joel Arthur Schleicher and Mr. Christopher Patrick Langley.

By Order of the Board
Techtronic Industries Company Limited
Chi Chung Chan
Company Secretary

Hong Kong, 28th May, 2004

[page 14 illegible]

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



Techtronic Industries Co. Ltd.
創科實業有限公司

（於香港註冊成立之有限公司）

（股份代號：669）

建議股份拆細

董事會建議每股現有已發行及未發行股份拆細為兩股拆細股份。股份拆細將於下文所載條件獲達成後生效。

股份拆細生效後，在聯交所之每手拆細股份買賣單位股數將維持不變，仍為500股拆細股份。

待股份拆細之普通決議案獲通過後，於股東特別大會上亦將提呈一項特別決議案修訂本公司之公司組織章程細則，以反映拆細股份之面值。

載有（其中包括）股份拆細詳情連同股東特別大會通告之通函將會盡快寄發予股東。

股份拆細

董事會建議每股現有已發行及未發行股份拆細為兩股拆細股份。董事會認為股份拆細整體上符合本公司及股東之利益。

於本公佈日期，本公司之法定股本為160,000,000港元，分為800,000,000股股份，其中663,336,826股股份已發行。待二零零四年四月七日之股東週年大會通告內第5項普通決議案獲通過後，本公司之法定股本將增至240,000,000港元，分為1,200,000,000股股份（股份拆細生效後則為2,400,000,000股拆細股份）。緊隨股份拆細完成及根據已發行股份663,336,826股計算，依據股份拆細將有1,326,673,652股已發行拆細股份。拆細股份將在各方面彼此享有同等權益，而股份拆細將不會導致股東之相關權益有任何變動。

股份拆細生效後，每手拆細股份買賣單位金額將較現有每手股份買賣單位金額為低，而每手拆細股份買賣單位之買賣成本亦會相應較低。董事會相信股份拆細不僅可提高拆細股份之流通量，本公司亦可藉此吸引更多投資者及擴闊股東基礎。

股份拆細生效後，在聯交所之每手拆細股份買賣單位股數將維持不變，仍為500股拆細股份。

條件

股份拆細須待下列條件獲達成方可作實：

(a) 股東於股東特別大會上通過一項普通決議案；及

(b) 聯交所上市委員會批准拆細股份及依據本公司購股權計劃授出之購股權獲行使須發行之任何新拆細股份上市及買賣。

本公司將向聯交所上市委員會申請批准拆細股份及依據本公司購股權計劃授出之購股權獲行使須發行之任何新拆細股份上市及買賣。

預期時間表

以下為股份拆細及相關買賣安排之預期時間表：

	二零零四年
寄發關於（其中包括）股份拆細之通函	四月二十八日（星期三）或相若日期
交回代表委任表格期限	五月二十六日（星期三）上午九時三十分
舉行股東特別大會以批准（其中包括）股份拆細	五月二十八日（星期五）上午十時三十分（或股東週年大會休會或延會後）
股份拆細生效日期	五月三十一日（星期一）
拆細股份開始買賣	五月三十一日（星期一）上午九時三十分
以500股為一手買賣單位之現有股份原先買賣櫃檯暫停使用	五月三十一日（星期一）上午九時三十分
以1,000股為一手買賣單位之拆細股份（採用現有股份股票形式）臨時買賣櫃檯啟用	五月三十一日（星期一）上午九時三十分
以現有股份股票免費換領拆細股份新股票之首日	五月三十一日（星期一）
以500股為一手買賣單位之拆細股份（採用拆細股份新股票形式）原先買賣櫃檯重開	六月十四日（星期一）上午九時三十分
拆細股份（採用(a)拆細股份新股票及(b)現有股份股票形式）開始並行買賣	六月十四日（星期一）上午九時三十分
以1,000股為一手買賣單位之拆細股份（採用現有股份股票形式）臨時買賣櫃檯停用	七月七日（星期三）下午四時
拆細股份（採用(a)拆細股份新股票及(b)現有股份股票形式）結束並行買賣	七月七日（星期三）下午四時
以現有股份股票免費換領拆細股份新股票之最後日期	七月十二日（星期一）

現有股份股票可作交收用途之有效期僅至二零零四年七月十二日（星期一）下午四時止，期限過後，現有股份股票將不獲接納作交收之用。然而，現有股份股票將繼續為拆細股份法定所有權之充份憑證（按一股現有股份等同於兩股拆細股份計算）。

股份拆細生效後，股東可於二零零四年五月三十一日（星期一）至二零零四年七月十二日（星期一）期間（包括首尾兩天）將股份股票交回本公司之股份過戶登記處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，免費換領拆細股份新股票（按一股股份等同於兩股拆細股份計算）。上述期限過後，凡交回股份股票者須就發出之每張拆細股份新股票或交回之每張股份舊股票（以股票數目較高者為準）繳交2.50港元（或聯交所不時指定之其他金額），方獲受理換領手續。

修訂公司組織章程細則

待股份拆細之普通決議案獲通過後，於股東特別大會上亦將提呈一項特別決議案修訂本公司之公司組織章程細則第3項，以反映拆細股份之面值；本公司之公司組織章程細則亦將建議作出其他修訂，以反映公司條例（香港法例第32章）及聯交所證券上市規則最近所作之修訂，詳情載於二零零四年四月七日之股東週年大會通告內。建議修訂本公司之公司組織章程細則詳情將載於股東特別大會通告內。

一般事項

載有（其中包括）股份拆細詳情連同股東特別大會通告之通函將會盡快寄發予股東。

股份拆細可能會導致根據本公司購股權計劃授出之購股權獲行使時之股份認購價及／或股份發行數目須按照有關條款作出調整。本公司將就須作出之調整徵詢核數師意見，並會盡快發出進一步公佈通知購股權持有人須作出之調整（如有）。

本公司將於股份拆細成為無條件時發出進一步公佈。

於本公佈日期，董事會包括五位集團執行董事：Horst Julius Pudwill先生（主席兼行政總裁）、鍾志平先生（集團董事總經理）、陳建華先生、陳志聰先生及楠上彰夫博士；以及三位獨立非執行董事：張定球先生、Joel Arthur Schleicher先生及Christopher Patrick Langley先生。

釋義

本公佈內，除文義另有所指外，下列詞彙具有以下涵義：

「股東週年大會」	指	本公司擬定於二零零四年五月二十八日（星期五）上午九時三十分假座香港中區法院道太古廣場港島香格里拉大酒店五樓泰山廳舉行之股東週年大會
「董事會」	指	本公司之董事會
「本公司」	指	創科實業有限公司，於香港註冊成立之有限公司，其股份在聯交所上市
「董事」	指	本公司之董事
「股東特別大會」	指	本公司擬定於二零零四年五月二十八日（星期五）上午十時三十分（或股東週年大會休會或延會後）假座香港中區法院道太古廣場港島香格里拉大酒店五樓泰山廳舉行之股東特別大會
「集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「股份」	指	本公司股本中每股面值0.20港元之股份
「股東」	指	股份及拆細股份之持有人
「股份拆細」	指	建議每股現有已發行及未發行股份拆細為兩股拆細股份
「聯交所」	指	香港聯合交易所有限公司
「拆細股份」	指	股份拆細後本公司股本中每股面值0.10港元之股份
「港元」	指	香港幣值

承董事會命
創科實業有限公司
公司秘書
陳志聰

香港，二零零四年四月十九日

WKK WONG'S KONG KING INTERNATIONAL (HOLDINGS) LIMITED

（於百慕達註冊成立之有限公司）

（股份代號：532）

股東週年大會通告

IQ 股票網上報價

何須排隊輪候

一click市況盡在我手





囊括《經濟通》及《乾坤獨》即市圖表分析

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3. 專業報價畫面、雙畫面顯示期貨及/或股票

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網上申請 方便快捷

香港聯合交易所有限公司對本公佈的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部分內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

CLEAR MEDIA LIMITED
白馬戶外媒體有限公司

（於百慕達註冊成立的有限公司）
股份編號：00100

有關 建議授予購股權 建議修訂公司細則 及 持續關連交易 的股東特別大會結果

於二零零四年五月二十八日舉行的股東特別大會（「股東特別大會」）上，有關建議向一名關連人士授予購股權（「授予購股權」）、建議修訂公司細則和持續關連交易（維護服務協議及框架協議）的各項決議案（「決議案」）已獲本公司股東表決通過。

茲提述載「建議向一名關連人士授予購股權及建議修訂公司細則」和「持續關連交易－維護服務協議及框架協議」而先後於二零零四年三月二十三日及二零零四年五月十二日刊發的通函（「該等通函」）。除另行界定外，本公佈所用詞彙的涵義與該等通函所下定義相同。

本公司的現有股本為501,608,500股股份。賦予其持有人權利出席股東特別大會及於會上投票贊成或反對建議修訂公司細則的決議案及上述其餘決議案的股份總數分別為501,608,500股及476,518,500股。

據本公司所深知，就授予購股權及持續關連交易而言屬於關連人士及聯繫人士（定義見上市規則）的Outdoor Media China Inc.（持有25,090,000股股份）已放棄於股東特別大會上就授予購股權及持續關連交易投票。

董事會欣然宣佈，決議案於股東特別大會上提交本公司股東投票表決，並獲正式通過。

本公司的股份過戶登記處登捷時有限公司（地址為香港灣仔告士打道56號東亞銀行港灣中心地下）負責監察股東特別大會的點票工作。投票結果如下：

普通決議案	票數*(%) 贊成	反對
批准根據本公司股東於二零零一年十一月二十八日的書面決議案而採納的購股權計劃，授予韓子勁先生購股權，而彼於全數行使購股權後，有權根據二零零三年五月二十八日的董事會決議案及二零零三年十一月十九日的董事會決議案，分別以行使價3.51港元及5.35港元，合共認購1,900,000股及1,000,000股本公司股本中每股面值0.10港元的股份。	323,738,500 (91.34%)	30,686,000 (8.66%)
一般性及無條件批准本公司於二零零四年五月十二日向其股東刊發的通函所述的維護服務協議及相關的持續關連交易和建議上限，並授權本公司董事辦理、簽署及採取他們認為必須、合適或權宜的一切手續、事項、文件及步驟，以便執行該等交易及／或令有關條款生效。	326,429,600 (98.13%)	6,234,000 (1.87%)
一般性及無條件批准本公司於二零零四年五月十二日向其股東刊發的通函所述的框架協議及相關的持續關連交易和建議上限，並授權本公司董事辦理、簽署及採取他們認為必須、合適或權宜的一切手續、事項、文件及步驟，以便執行該等交易及／或令有關條款生效。	326,429,600 (100%)	無 (0%)
由於贊成上述各項決議案的票數均超過50%，故該等決議案獲正式通過。		
特別決議案		
因應上市規則及公司條例近期的修訂，以及隨著二零零三年四月引入證券及期貨條例後，批准修訂公司細則，修訂的詳情載於日期為二零零四年三月二十三日的股東特別大會通告。	353,114,600 (100%)	無 (0%)
由於贊成決議案的票數超過75%，故決議案獲正式通過。		

* 根據親自或委派代表出席股東特別大會上投票的股東所持有的股份總數計算。

承董事會命
公司秘書
吳沛華

香港，二零零四年五月二十八日

執行董事：
戎子江（主席）
韓子勁
張弘強
鄭南楓

非執行董事：
Peter Cosgrove
Mark Mays
Roger Parry
Jonathan Bevan
韓紫靛
錢鐳玲（Mark Mays的替任董事）
張懷軍（韓紫靛的替任董事）
Coline McConville（Jonathan Bevan的替任董事）
Tim Maunder（Roger Parry的替任董事）

獨立非執行董事：
Desmond Murray
王受之

* 僅供識別


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香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就因本公佈全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



CEC INTERNATIONAL HOLDINGS LIMITED
CEC 國際控股有限公司*

（於百慕達註冊成立之有限公司）
（股份代號：00759）

根據上市規則第13.13及13.15條作出之披露

本公佈乃本公司董事就遵照上市規則第13.13及13.15條之披露規定而刊發。

本公佈乃CEC International Holdings Limited（CEC國際控股有限公司）（「本公司」）董事（「董事」）就遵照香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）第13.13及13.15條之披露規定而刊發，有關詳情如下：－

(1) 於二零零四年四月三十日，本公司及其附屬公司（統稱「本集團」）應收兩名客戶（即Salcomp集團公司，即Salcomp OY及賽爾康技術（深圳）有限公司）之賬款總額約為9,885,000港元（根據本集團成員公司之最近期管理賬目顯示），相當於本公司於二零零四年四月三十日之總市值約9.2%。於二零零四年四月三十日，本公司之已發行股份為693,028,811股。根據聯交所每日報表所示本公司股份於二零零四年四月二十三日至二零零四年四月二十九日（包括首尾兩日），即緊接二零零四年四月三十日前五個營業日之平均收市價0.155港元計算，於二零零四年四月三十日本公司之總市值為107,419,466港元。

Salcomp集團並非本公司之關連人士（定義見上市規則）。於二零零四年五月二十七日，本集團應收Salcomp集團之賬款總額中約4,153,000港元已清償。於二零零四年五月二十七日，並無應收Salcomp集團之逾期賬款。

(2) 根據本集團成員公司之最近期管理賬目顯示，於二零零四年四月三十日，本集團應收南京飛金磁性材料有限公司（「南京飛金」）之賬款總額約為10,603,000港元，相當於本公司於二零零四年四月三十日之總市值約9.9%。

南京飛金並非本公司之關連人士。於二零零四年五月二十七日，本集團應收南京飛金之賬款總額中約3,547,000港元已清償。於二零零四年五月二十七日，並無應收南京飛金之逾期賬款。

(3) 根據本集團成員公司之最近期管理賬目顯示，於二零零四年五月二十七日，本集團應收Toko Electronic Mfg., Co. Ltd.（「TEM」）之賬款總額約為12,489,000港元，相當於本公司於二零零四年五月二十七日之總市值約12.8%。於二零零四年五月二十七日，本公司之已發行股份為693,028,811股。根據聯交所每日報表所示本公司股份於二零零四年五月十九日至二零零四年五月二十五日（包括首尾兩日），即二零零四年五月二十七日前五個營業日之平均收市價0.141港元計算，於二零零四年五月二十七日本公司之總市值為97,717,062港元。於本公佈日期，本集團並無收到來自TEM之其後付款。於二零零四年五月二十七日，應收TEM之逾期賬款總數約為350,000港元。

TEM乃Toko Inc.之集團公司，而Toko Inc.為本公司之股東，持有36,785,402股本公司股份，佔於本公佈日期本公司全部已發行股本約5.31%。Toko集團並非本公司之關連人士。

上述所有應收賬款均為免息、無抵押及信貸期為三十至九十日，而所有以上之應收賬款均於本集團之日常業務過程中產生。

就董事所知，上述分別有關Salcomp集團、南京飛金及TEM之披露乃按集團基準（包括該等來自直接關係或間接透過附屬公司及聯屬公司）而作出。

除上文所披露者外，董事確認本公司概無根據上市規則第13.13及13.15條之任何其他披露事項。

於本公佈日期，董事為：

執行董事：
林偉駿先生
鄧鳳群小姐
黃康先生
顧懷山先生

獨立非執行董事：
區燊耀先生
李家鈞先生
鄧天錫先生

承董事會命
主席
林偉駿

香港，二零零四年五月二十八日

* 僅供識別

Chuang's Consortium International Limited
（莊士機構國際有限公司）*

（於百慕達註冊成立之有限公司）
股份代號：367

委任獨立非執行董事

Chuang's Consortium International Limited（莊士機構國際有限公司）（「本公司」）董事會（「董事會」）欣然公佈委任石禮謙先生，太平紳士，為本公司之獨立非執行董事，自二零零四年五月二十八日起生效。

[illegible]

承董事會命
Chuang's Consortium International Limited
（莊士機構國際有限公司）
董事總經理
高上智

香港，二零零四年五月二十八日

* 僅供識別



《真相何在》
為真相拼搏、闖
十九位傳媒人宣言：
英美大報六大特色
出版發行：
et press
做好每本書
查詢電話：2880 2444 傳真：2516 9080
網址：www.etpress.com.hk

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



北方興業控股有限公司
NORTHERN INTERNATIONAL HOLDINGS LIMITED

（於百慕達註冊成立之有限公司）
（股份編號：736）

公佈

董事會注意到近期股份之成交量波動，並謹此聲明除下文所述莊先生及朱先生出售股份外，董事會並不知悉其波動之原因。

本公佈乃應香港聯合交易所有限公司之要求而發出。

北方興業控股有限公司（「本公司」）之董事會（「董事會」）注意到近期本公司每股面值0.01港元之股份（「股份」）成交量波動，並謹此聲明除下文所述者外，董事會並不知悉其波動之原因。

董事會已接獲本公司之執行董事莊鴻圖先生（「莊先生」）通知，莊先生於二零零四年五月二十七日及二零零四年五月二十八日在市場上以每股0.015港元之平均價格出售18,300,000股股份（約佔本公司現有已發行股本（「已發行股份」）之0.38%），出售上述股份前，莊先生持有37,100,000股股份（約佔已發行股份之0.77%），出售上述股份後，莊先生持有18,800,000股股份（約佔已發行股份之0.39%）。

董事會亦已接獲本公司之執行董事朱偉發先生（「朱先生」）通知，朱先生於二零零四年五月二十八日在市場上以每股0.014港元之平均價格出售7,000,000股股份（約佔已發行股份之0.15%）。出售上述股份前，朱先生持有7,040,000股股份（約佔已發行股份之0.15%），出售上述股份後，朱先生持有40,000股股份（約佔已發行股份之0%）。

董事會亦確認除上文所披露者外，並無關於擬進行之收購或出售而根據上市規則第13.23條規定須予披露之洽商或協議，董事會亦不知悉任何可令致或可能令致股份價格波動而根據上市規則第13.09條規定之一般責任而須予披露之事宜。

本公佈乃遵照董事會（包括：(i)執行董事莊鴻元先生、孫德仁先生、莊進文先生、朱偉發先生、黃兆強先生、莊進國先生及莊進興先生；(ii)非執行董事朱步進先生；及(iii)獨立非執行董事王斌先生及馬華潤先生）之指示發出，各董事對本公佈之準確性個別及共同承擔責任。

承董事會命
北方興業控股有限公司
主席
莊鴻元

香港，二零零四年五月二十八日

香港聯合交易所有限公司對本公告之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公告全部或任何部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

NEW CITY (BEIJING) DEVELOPMENT LIMITED
新城市（北京）建設有限公司

（於開曼群島註冊成立之有限公司）

（股份代號：0456）

建議修訂組織章程細則

鑒於上市規則有關公司管治事宜之若干修訂已於二零零四年三月三十一日生效，及證券及期貨條例於二零零三年四月一日起開始生效，本公司董事會宣佈，將於本公司訂於二零零四年六月二十五日舉行之股東週年大會上提呈修訂章程細則之特別決議案，以確保符合經修訂之上市規則附錄三之規定及同時令章程細則配合證券及期貨條例更新。

一份載有建議修訂章程細則詳情之通函，將會盡快寄發予本公司股東。

為確保符合香港聯合交易所有限公司經修訂之證券上市規則（「上市規則」）附錄三（已於二零零四年三月三十一日生效）之規定，及同時令本公司之組織章程細則（「章程細則」）配合證券及期貨條例（香港法例第571章）（「證券及期貨條例」）更新，本公司擬於二零零四年六月二十五日舉行之股東週年大會上提呈修訂章程細則之特別決議案。

總括而言，建議修訂章程細則乃為符合以下各項：

(a) 有關分別採納上市規則及證券及期貨條例之「聯繫人」及「結算所」釋義之修訂；

(b) 股東提名董事之通告遞交期最少為七天，由指定推選董事之大會通告寄發日翌日起，至大會召開日前七天止；

(c) 董事須就其或其任何聯繫人擁有重大權益之任何事項於董事會會議上放棄投票，亦不得就有關董事會會議計入法定人數；及

(d) 倘任何股東根據經修訂之上市規則，須對任何決議案放棄投票或受到限制而僅可對決議案投贊成或反對票，則該股東所作出或代表其作出違反該規定或限制之任何投票均不得計算在內。

一份載有建議修訂章程細則詳情之通函，將會盡快寄發予本公司股東。

截至本公告刊發日期為止，本公司之董事如下：

執行董事：
韓軍然（主席）
符耀庭
譚振成

獨立非執行董事：
陳耀東
黃承基

承董事會命
新城市（北京）建設有限公司
主席
韓軍然

香港，二零零四年五月二十八日

香港聯合交易所有限公司對本公告之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公告全部或任何部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

NEW CITY (BEIJING) DEVELOPMENT LIMITED
新城市（北京）建設有限公司

（於開曼群島註冊成立之有限公司）

（股份代號：0456）

更改主要營業地點

新城市（北京）建設有限公司（「本公司」）之董事會茲公佈，本公司之主要營業地點已於二零零四年四月一日更改為香港夏慤道16號遠東金融中心33樓3301室。

截至本公告刊發日期為止，本公司之董事如下：

執行董事：
韓軍然（主席）
符耀庭
譚振成

獨立非執行董事：
陳耀東
黃承基

承董事會命
新城市（北京）建設有限公司
主席
韓軍然

香港，二零零四年五月二十八日

Tomson Group
川河集團有限公司
（股份代號：281）

董事退任

香港，二零零四年五月二十八日



香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



創科實業有限公司

（於香港註冊成立之有限公司）

（股份代號：669）

二零零四年五月二十八日舉行之股東週年大會及股東特別大會投票表決結果 及 股份拆細

本公司股東週年大會及股東特別大會上提呈之決議案投票表決結果列於下文。

董事會欣然宣佈有關股份拆細之普通決議案已於二零零四年五月二十八日舉行之股東特別大會上獲股東正式通過，而聯交所上市委員會已批准拆細股份上市及買賣。股份拆細已成為無條件並於二零零四年五月三十一日起生效。

股東謹注意：有關股份拆細之普通決議案獲通過後，於股東週年大會上宣派之末期股息每股現有股份17.75港仙將會相應拆細。拆細股份之調整後股息金額將為每股拆細股份8.875港仙，將會派發予二零零四年六月十八日名列本公司股東名冊上之股東。本公司將於二零零四年六月十四日至二零零四年六月十八日期間（包括首尾兩天）暫停辦理股份過戶登記手續，而辦理股份過戶登記手續以便可獲派末期股息之最後日期為二零零四年六月十一日。

下文所列買賣安排及換領股票時間表與該通函所載者相同。本公司已徵詢核數師對調整本公司購股權計劃授出之未行使購股權行使價及數目之計算方法，有關調整載於下文。

本公司曾就（其中包括）股份拆細建議於二零零四年四月十九日刊發公佈及於二零零四年四月二十八日刊發通函（「該通函」）。除非文義另有所指，本公佈所用詞彙與該通函內所界定者具相同涵義。

股東週年大會及股東特別大會投票表決結果

本公司於二零零四年五月二十八日假座香港中區法院道太古廣場港島香格里拉大酒店五樓香山廳舉行之股東週年大會及股東特別大會上提呈之決議案投票表決結果如下：

股東週年大會上提呈之決議案		投票數目(%) 贊成	反對
1.	省覽賬目與董事會及核數師報告書。	454,198,392 (99.93%)	337,639 (0.07%)
	由於此決議案之贊成票超過所投票數之50%，決議案獲正式通過為普通決議案。		
2.	宣派末期股息。	415,710,885 (90.48%)	43,734,646 (9.52%)
	由於此決議案之贊成票超過所投票數之50%，決議案獲正式通過為普通決議案。		
3.(a)	重選鍾志平先生為集團執行董事。	452,674,031 (99.16%)	3,854,000 (0.84%)
	由於此決議案之贊成票超過所投票數之50%，決議案獲正式通過為普通決議案。		
(b)	重選陳建華先生為集團執行董事。	452,674,031 (99.16%)	3,854,000 (0.84%)
	由於此決議案之贊成票超過所投票數之50%，決議案獲正式通過為普通決議案。		
(c)	重選Joel Arthur Schleicher先生為獨立非執行董事。	452,669,231 (99.15%)	3,858,800 (0.85%)
	由於此決議案之贊成票超過所投票數之50%，決議案獲正式通過為普通決議案。		
(d)	授權董事會釐訂截至二零零四年十二月三十一日止年度董事袍金。	450,174,535 (98.61%)	6,353,496 (1.39%)
	由於此決議案之贊成票超過所投票數之50%，決議案獲正式通過為普通決議案。		
4.	續聘德勤．關黃陳方會計師行為核數師並授權董事會釐訂其酬金。	449,542,421 (98.47%)	6,987,110 (1.53%)
	由於此決議案之贊成票超過所投票數之50%，決議案獲正式通過為普通決議案。		
5.	增加本公司法定股本。	359,902,830 (78.33%)	99,542,701 (21.67%)
	由於此決議案之贊成票超過所投票數之50%，決議案獲正式通過為普通決議案。		
6.	批准授予董事一般授權以配發及發行額外股份，(i)倘屬配發及發行股份以換取現金，其數額以不超過決議案日期本公司已發行股本總面額之10%為限；及(ii)倘屬配發及發行股份以換取現金以外代價，其數額以不超過決議案日期本公司已發行股本總面額（減去依據上文(i)配發及發行之股份）之20%為限。	265,934,104 (62.78%)	157,686,524 (37.22%)
	由於此決議案之贊成票超過所投票數之50%，決議案獲正式通過為普通決議案。		
7.	批准授予董事一般授權以購回不超過決議案日期本公司已發行股本總面額10%之股份。	459,244,304 (99.96%)	201,227 (0.04%)
	由於此決議案之贊成票超過所投票數之50%，決議案獲正式通過為普通決議案。		
8.	授權董事配發及發行相等於本公司依據上文第7項決議案購回股份數目之額外股份。	450,905,535 (98.20%)	8,254,496 (1.80%)
	由於此決議案之贊成票超過所投票數之50%，決議案獲正式通過為普通決議案。		
9.	批准修訂本公司之公司組織章程細則。	408,571,628 (98.99%)	4,176,500 (1.01%)
	由於此決議案之贊成票超過所投票數之75%，決議案獲正式通過為特別決議案。		

股東特別大會上提呈之決議案		投票數目(%) 贊成	反對
1.	授權董事授予承受人購股權。	*（附註1）*	*（附註1）*
2.	批准股份拆細。	371,387,103 (99.25%)	2,820,996 (0.75%)
	由於此決議案之贊成票超過所投票數之50%，決議案獲正式通過為普通決議案。		
3.	待股東週年大會通告所載第5項決議案及上文第2項決議案獲通過後，修訂本公司之公司組織章程細則第3項。	281,814,104 (82.11%)	61,406,992 (17.89%)
	由於此決議案之贊成票超過所投票數之75%，決議案獲正式通過為特別決議案。		

附註：

(1) 於股東特別大會上，本公司股東提出動議無限期押後股東特別大會通告第1項決議案內所載事項並獲和議，由於並無本公司股東要求以股數方式表決，動議以舉手方式表決並獲一致通過。

(2) 於股東週年大會及股東特別大會日期，本公司已發行股本為665,481,826股股份，即為有權出席及可於股東週年大會及股東特別大會上提呈之所有決議案投贊成票或反對票之持有人所持股份總數。任何股東均可對股東週年大會或股東特別大會上提呈之任何決議案進行投票而不受限制。

(3) 德勤．關黃陳方會計師行擔任股東週年大會及股東特別大會投票表決之監票人。

股份拆細

董事會欣然宣佈有關股份拆細之普通決議案已於二零零四年五月二十八日舉行之股東特別大會上獲股東正式通過，而聯交所上市委員會已批准拆細股份上市及買賣。股份拆細已成為無條件並於二零零四年五月三十一日起生效。

調整末期股息

股東謹注意：有關股份拆細之普通決議案獲通過後，於股東週年大會上宣派之末期股息每股現有股份17.75港仙將會相應拆細。拆細股份之調整後股息金額將為每股拆細股份8.875港仙，將會派發予二零零四年六月十八日名列本公司股東名冊上之股東。本公司將於二零零四年六月十四日至二零零四年六月十八日期間（包括首尾兩天）暫停辦理股份過戶登記手續，而辦理股份過戶登記手續以便可獲派末期股息之最後日期為二零零四年六月十一日。

股份拆細之買賣安排

載於該通函內股份拆細買賣安排之時間表重載如下：

	二零零四年
股份拆細生效日期	五月三十一日（星期一）
拆細股份開始買賣	五月三十一日（星期一）上午九時三十分
以500股為一手買賣單位之現有股份原先買賣櫃檯暫停使用	五月三十一日（星期一）上午九時三十分
以1,000股為一手買賣單位之拆細股份（採用現有股份股票形式）臨時買賣櫃檯啟用	五月三十一日（星期一）上午九時三十分
以現有股份股票免費換領拆細股份新股票之首日	五月三十一日（星期一）
以500股為一手買賣單位之拆細股份（採用拆細股份新股票形式）原先買賣櫃檯重開	六月十四日（星期一）上午九時三十分
拆細股份（採用(a)拆細股份新股票及(b)現有股份股票形式）開始並行買賣	六月十四日（星期一）上午九時三十分
以1,000股為一手買賣單位之拆細股份（採用現有股份股票形式）臨時買賣櫃檯停用	七月七日（星期三）下午四時
拆細股份（採用(a)拆細股份新股票及(b)現有股份股票形式）結束並行買賣	七月七日（星期三）下午四時
以現有股份股票免費換領拆細股份新股票之最後日期	七月十二日（星期一）

股東可於二零零四年五月三十一日（星期一）至二零零四年七月十二日（星期一）期間（包括首尾兩天）辦公時間內將股份股票交回本公司之股份過戶登記處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，免費換領拆細股份新股票（按一股股份轉兩股拆細股份計算）。上述期限過後，凡交回股份股票要求就發出之每張拆細股份新股票或交回之每張股份舊股票（以股票數目較高者為準）繳交2.50港元（或聯交所不時指定之其他金額），方獲受理換領手續。

調整本公司購股權計劃授出之購股權認購價及數目

二零零四年五月三十一日起，本公司授出之購股權認購價及數目將會因應股份拆細而作出調整。本公司已徵詢核數師對調整本公司購股權計劃授出之未行使購股權認購價及數目之計算方法，有關調整如下：

(i) 未行使購股權認購價之調整

行使期	原先每股認購價 港元	調整後認購價 港元
二零零一年六月十九日至二零零六年六月十八日	2.2600	1.1300
二零零一年七月二十三日至二零零六年七月二十二日	2.1160	1.0580
二零零二年四月三十日至二零零七年四月二十九日	6.4000	3.2000
二零零二年六月二十八日至二零零七年六月二十七日	7.2000	3.6000
二零零二年七月五日至二零零七年七月四日	6.7000	3.3500
二零零三年六月六日至二零零八年六月五日	12.0800	6.0400
二零零三年六月十日至二零零八年六月九日	12.3500	6.1750
二零零三年七月十七日至二零零八年七月十六日	15.2500	7.6250
二零零三年八月十三日至二零零八年八月十二日	16.1500	8.0750
二零零三年九月一日至二零零八年八月三十日	17.6500	8.8250
二零零三年九月十九日至二零零八年九月十八日	17.3700	8.6850
二零零三年十二月十八日至二零零八年十二月十七日	20.7200	10.3600
二零零四年二月二十五日至二零零九年二月二十四日	24.3400	12.1700
二零零四年三月一日至二零零九年二月二十八日	25.0500	12.5250
二零零四年四月十四日至二零零九年四月十三日	25.9000	12.9500
二零零四年五月五日至二零零九年五月四日	22.1000	11.0500

(ii) 未行使購股權數目之調整

行使期	股份拆細前未行使購股權倘獲行使須發行之股份數目	股份拆細後未行使購股權倘獲行使須發行之調整後股份數目
二零零一年六月十九日至二零零六年六月十八日	2,200,000	4,400,000
二零零一年七月二十三日至二零零六年七月二十二日	300,000	600,000
二零零二年四月三十日至二零零七年四月二十九日	3,335,000	6,670,000
二零零二年六月二十八日至二零零七年六月二十七日	19,296,000	38,592,000
二零零二年七月五日至二零零七年七月四日	850,000	1,700,000
二零零三年六月六日至二零零八年六月五日	50,000	100,000
二零零三年六月十日至二零零八年六月九日	500,000	1,000,000
二零零三年七月十七日至二零零八年七月十六日	10,855,000	21,710,000
二零零三年八月十三日至二零零八年八月十二日	30,000	60,000
二零零三年九月一日至二零零八年八月三十日	32,000	64,000
二零零三年九月十九日至二零零八年九月十八日	1,162,000	2,324,000
二零零三年十二月十八日至二零零八年十二月十七日	74,000	148,000
二零零四年二月二十五日至二零零九年二月二十四日	1,700,000	3,400,000
二零零四年三月一日至二零零九年二月二十八日	6,433,000	12,866,000
二零零四年四月十四日至二零零九年四月十三日	100,000	200,000
二零零四年五月五日至二零零九年五月四日	150,000	300,000

於本公佈日期，董事會包括五位集團執行董事：Horst Julius Pudwill先生（主席兼行政總裁）、鍾志平先生（集團董事總經理）、陳建華先生、陳志聰先生及浦上彰夫博士；以及三位獨立非執行董事：張定球先生、Joel Arthur Schleicher先生及Christopher Patrick Langley先生。

承董事會命
創科實業有限公司
公司秘書
陳志聰

香港，二零零四年五月二十八日

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



魏橋紡織股份有限公司
WEIQIAO TEXTILE COMPANY LIMITED*

（於中華人民共和國註冊成立的股份有限公司）

（股份代號：2698）

配售57,447,000股新H股

二零零四年五月二十八日，本公司與法國巴黎百富勤，就按每股H股11.60港元之價格按悉數包銷基準配售本公司股本中合共57,447,000股H股而訂立一項配售協議。配售股份的價格較H股於二零零四年五月二十八日在聯交所所報每股H股收市價12.40港元（即緊接二零零四年五月二十八日午市起暫停H股買賣之前最後成交價）折讓約6.5%。

配售所得款項淨額將約為6.53億港元。董事計劃所得款項淨額將用於(a)對高附加值新布產品開發及生產、(b)對現有高附加值棉紡織產品生產產能的提高以及(c)對現有生產技術的更新的資本投資。其後，本集團棉紗和坯布年產能預計將分別增加約19,500噸和5,510萬米。

配售股份佔本公司經配售擴大後H股及本公司總註冊股本分別約16.7%及6.6%，並將根據本公司於二零零四年四月十七日舉行之股東週年大會上授予董事之一般性授權予以配發及發行。

應本公司要求，H股於二零零四年五月二十八日下午二時三十分暫停買賣。本公司已向聯交所申請於二零零四年五月三十一日上午九時三十分恢復買賣H股。

配售協議

日期：　二零零四年五月二十八日

訂約方：　(i)　本公司
　　　　　(ii)　法國巴黎百富勤

配售

法國巴黎百富勤已同意以本公司獨家配售代理人之身份，按悉數包銷基準促使投資者（獨立於本公司或其任何附屬公司之任何發起人、監事、董事、行政總裁或主要股東或彼等各自之任何聯繫人（定義見上市規則）且與其非關連或行動一致）認購配售股份。如未能完成包銷，法國巴黎百富勤同意認購未能配售股份部分。承配人不少於六個。法國巴黎百富勤乃與本公司或其任何附屬公司之任何發起人、監事、董事、行政總裁或主要股東或彼等各自之任何聯繫人（定義見上市規則）概無關連之獨立人士。

配售股份數目

57,447,000股H股，佔配售前現有已發行H股及本公司總註冊股本分別約20.0%及7.0%，並佔本公司經配售擴大後H股及本公司總註冊股本分別約16.7%及6.6%。

配售價

每股配售價為11.60港元，即(i)較H股於二零零四年五月二十八日在聯交所所報每股H股收市價12.40港元（即緊接二零零四年五月二十八日午市起暫停H股買賣之前最後成交價）折讓約6.5%；(ii)較H股至二零零四年五月二十七日（包括該日）前五個交易日在聯交所所報平均每股H股收市價10.95港元高出約5.9%；及(iii)較H股至二零零四年五月二十七日（包括該日）前十個交易日在聯交所所報平均每股H股收市價10.86港元高出約6.8%。

配售價參考H股近期的買賣價格。配售價和包銷佣金乃本公司與法國巴黎百富勤按公平原則商定。

配售條件

配售須待（其中包括）聯交所批准配售股份上市及買賣，以及本公司並無重大違反於配售協議作出之聲明、保證及承諾之情況下，方可進行。倘本公司嚴重違反根據配售協議所載的不可抗力條文，法國巴黎百富勤有權於完成配售協議日期上午九時三十分或之前任何時間終止配售協議。

完成配售

配售將在緊接取得配售股份上市批准後第二個營業日完成，現時預計於二零零四年六月四日或之前或本公司及法國巴黎百富勤協定之其他時間或日期完成。

授權發行配售股份

配售股份將根據本公司於二零零四年四月十七日舉行之股東週年大會上授予董事之一般性授權予以配發及發行。本公司於二零零四年四月十八日舉行二屆十三次董事會時，一致通過行使一般性授權及配售詳情的決議案。中國證券監督管理委員會已於二零零四年四月三十日批准發行配售股份。該批准要求本公司在進行配售時應當遵守所有適用法律、法規和規則，並且在配售完成後十五個營業日內向中國證券監督管理委員會遞交報告。

配售股份享有權益之等級

配售股份在發行並全額支付後，在各方面將與配發及發行配售股份當日之現有已發行H股在各方面享有同等權益，包括收取一切股息及分派之權利。

股東結構

以下為本公司緊接配售前後之股東結構：

股東名稱	緊接配售之前 持股數（股）	持股比例（%）	緊接配售之後 持股數（股）	持股比例（%）
內資股				
－山東魏橋創業集團有限公司	410,311,100	50.16	410,311,100	46.87
－管理層股東	105,421,400	12.89	105,421,400	12.04
－三名個人股東	15,037,500	1.84	15,037,500	1.72
H股				
－公眾	287,235,500	35.11	344,682,500	39.37
總計	818,005,500	100.00	875,452,500	100.00

進行配售的理由

中國是全球最大紡織生產國。中國棉紡織行業在2003年取得迅速增長。根據國家統計局統計，2003年中國棉紗及棉布產量分別增長約15.8%及9.2%。在充份利用中國競爭優勢的基礎上，包括低勞力成本、全球最大棉花來源地、優惠的政府政策以及中國加入世貿組織，2003年中國棉紗及坯布出口總值分別增長約36.8%及15.7%。

根據紡織品與服裝協定，世貿組織成員國應於二零零四年底前逐步取消紡織品及服裝配額。中國允許其它世貿組織成員國於二零零八年十二月三十一日前，將有權利把從中國的紡織品進口增長限制在每年7.5%。

作為中國最大的棉紡織生產商及出口商，過去幾年來本集團棉紡織產品的生產及銷售持續大幅增長。董事認為，鑒於中國強勁的經濟增長、出口具有的競爭優勢，以及到二零零四年底世貿組織成員國取消對紡織配額，棉紡織行業前途光明。為抓住發展業務及提高市場份額的機遇，董事認為，本集團需要資金來實施其在二零零三年九月十五日招股書中所指的業務計劃，包括所提議的將本集團產品組合擴大到包括更多的高附加值棉紡織產品。同時，董事亦認為配售也是本公司進一步擴大股東及股本基礎的良機。

所得款項用途

經扣除配售佣金及相關費用後，配售所得款項將為約6.53億港元。

董事有意運用配售所得款項淨額於以下領域的資本投資：

(1)　約人民幣2.53億元（相當於約2.39億港元）用於高附加值新布產品開發及生產；

(2)　約人民幣2.03億元（相當於約1.92億港元）用於對現有高附加值棉紡織品生產產能的提高；

(3)　約人民幣4600萬元（相當於約4300萬港元）用於對現有生產技術的改造；以及

(4)　餘額約1.79億港元用於一般流動資金。

其後，本集團棉紗和坯布年產能預計將分別增加約19,500噸和5,510萬米。

上市申請

本公司將向聯交所上市委員會申請批准配售股份在聯交所上市及買賣。

恢復買賣

應本公司要求，H股於二零零四年五月二十八日下午二時三十分暫停買賣。本公司已向聯交所申請於二零零四年五月三十一日上午九時三十分恢復買賣H股。

一般事項

現有H股於二零零三年九月二十四日在聯交所主板上市。機構投資者及公眾人士對上市反應踴躍。二零零三年九月二十五日，超額配股權獲悉數行使。上市籌集所得款項淨額約人民幣25.11億元（相當於約23.69億港元）。截至二零零三年十二月三十一日止年度，本公司已運用上市所得款項於二零零三年九月十五日刊發的招股章程載列的用途如下：

	計劃用途 百萬港元	實際使用情況 百萬港元
拓展產品組合，加入更多高附加值棉紡織品	406	339
提升現有生產技術	94	94
設立技術發展中心	47	—
提升資訊系統	34	—
償還銀行貸款	566	566
有關本集團棉紡織品製造業務的收購	100	—
一般營運資金	1,124	1,124

註：尚未使用的所得款項作為存款存於持牌銀行

釋義

「法國巴黎百富勤」	法國巴黎百富勤融資有限公司，根據上市規則擔任本公司的持續保薦人兼配售的獨家配售代理及包銷商，根據香港法例第571章證券及期貨條例已獲發牌進行第一類（證券交易）及第六類（就企業融資提供意見）受規管活動的法團
「董事會」	董事會
「本公司」	魏橋紡織股份有限公司，於中國成立之股份有限公司，其H股於聯交所主板上市
「董事」	本公司的董事
「本集團」	本公司及其附屬公司
「H股」	本公司股本中在海外上市的股份
「香港」	中國香港特別行政區
「上市委員會」	聯交所董事會上市委員會
「上市規則」	聯交所證券上市規則
「管理層股東」	本公司管理層12名成員，分別為張紅霞、張士學、馬世霞、張波、齊興禮、范學蓮、楊紹剛、張士平、王曉芸、趙建玲、孔德倩以及宋守軍，該等人士總計持股比例分別約佔本公司股本權益以及配售擴大後股本權益的12.89%以及12.04%
「配售」	法國巴黎百富勤根據配售協議作為獨家配售代理和包銷商配售57,447,000股H股
「配售協議」	法國巴黎百富勤與本公司於二零零四年五月二十八日就配售簽署的配售及包銷協議
「配售價」	根據配售每股H股的配售價格11.60港元
「配售股份」	根據配售而配發及發行的57,447,000股H股
「中國」	中華人民共和國
「股票」	本公司股本中每股面值人民幣1.00元的股份
「股東」	本公司的股東
「聯交所」	香港聯合交易所有限公司
「三名個人股東」	本公司之三名個人股東，分別為王學松、張現兵及李秀平，該等人士總計持股比例分別約佔本公司股本權益以及配售股份擴大後股本權益的1.84%以及1.72%
「港元」	港元，香港的法定貨幣
「人民幣」	人民幣，中國的法定貨幣
「世貿組織」	世界貿易組織
「%」	百分比

代表董事會
魏橋紡織股份有限公司
執行董事
張紅霞

中國山東
二零零四年五月二十八日

* *本公司在香港以「Weiqiao Textile Company Limited」的英文名稱註冊為海外公司。*

附註

1.　截止本公告日期，本公司董事會包括作為執行董事的張波先生、張紅霞女士、齊興禮先生、趙素文女士，作為非執行董事的張士平先生及王兆偉先生，以及作為獨立非執行董事的王乃信先生、徐文英先生以及陳永裕先生。

2.　人民幣兌換為港元按人民幣1.06元兌1.00港元的兌換率換算。

城市規劃條例（第131章）

慈雲山、鑽石山及新蒲崗分區計劃大綱草圖編號S/K11/17的修訂項目

城市規劃委員會已依據《城市規劃條例》第7(1)條，修訂慈雲山、鑽石山及新蒲崗區的分區計劃大綱草圖。修訂項目載於修訂項目附表內。附表內對受修訂項目影響的地點的描述僅供一般參考。《慈雲山、鑽石山及新蒲崗分區計劃大綱草圖編號S/K11/18》則較具體地顯示這些地點的確實位置。

依據上述條例第7(2)條，修訂項目由本公告首次公布日期起計的三個星期內，即至2004年6月4日止，存放在下列地點，於正常辦公時間內供公眾查閱：

（i）香港北角渣華道333號北角政府合署15樓城市規劃委員會秘書處；

（ii）香港北角渣華道333號北角政府合署14樓九龍規劃處；以及

（iii）九龍黃大仙龍翔道138號龍翔辦公大樓2樓黃大仙民政事務處。

按照上述條例第7(4)條，任何受如此展示的修訂項目影響的人士，可於上述三個星期內，就他對修訂項目所提出的反對，向城市規劃委員會送交陳述書。反對陳述書應送交香港北角渣華道333號北角政府合署15樓城市規劃委員會秘書收。任何人士只可就修訂項目提出反對。

按照上述條例第6(2)條，反對陳述書須列明：

（i）所提反對的性質及理由；以及

（ii）建議對該草圖的任何修改（如所提反對會因對該草圖的修改而消除的話）。

載有該等修訂項目的《慈雲山、鑽石山及新蒲崗分區計劃大綱草圖編號S/K11/18》的複本，現於香港北角渣華道333號北角政府合署23樓測繪處港島地圖銷售處及九龍彌敦道382號地下測繪處九龍地圖銷售處發售。該圖的電子版可於城市規劃委員會的網頁（http://www.info.gov.hk/tpb）瀏覽。

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MAXX BIOSCIENCE HOLDINGS LIMITED
(曼盛生物科技集團有限公司*)

(Stock Code: 512)

(incorporated in Bermuda with limited liability)

CLARIFICATION

Reference is made to the announcement (the "Announcement") of MAXX Bioscience Holdings Limited issued on 19 April 2004 in relation to the proposed open offer and possible mandatory cash offer.

Capitalised terms used in this announcement shall have the same meanings as those defined in the Announcement unless stated herein below otherwise.

The Board clarifies the following typographical errors in the Announcement :

(i) all transfer of Shares must be lodged by the Qualifying Shareholders with the Company's Registrar not later than 4:00 p.m. on Thursday, 20 May 2004, instead of 11 June 2004 as disclosed in the paragraph headed "Qualifying Shareholders";

(ii) the register of members of the Company will be closed from Friday, 21 May 2004 to Tuesday, 25 May 2004, both dates inclusive, instead of the period from 24 April 2004 to 27 April 2004 as disclosed under the paragraph headed "Closure of register of members"; and

(iii) upon completion of Capital Reorganisation and Open Offer and assuming that none of the Open Offer Shares is taken up by Independent Shareholders and that all Open Offer Shares are entirely taken up by the Underwriter, the shareholding of the Public shall remain 39,060,000 Adjusted Shares, instead of 35,060,000 Adjusted Shares as set out in the table headed "Shareholding in the Company".

Save for the above errors, the information disclosed, including the timetable headed "Expected Timetable", in the Announcement is correct.

By Order of the Board
MAXX Bioscience Holdings Limited
LEE Pak Chung
Company Secretary

Executive Directors
Ms. LO Yuk Yee *(Chairman)*
Ms. HE Jin Hong *(Deputy Chairman)*
Prof. ZANG Jing-Wu
Dr. CAO Wu
Mr. SIU Siu-ling, Robert

Independent Non-executive Directors
Mr. FONG Chi Wah
Mr. WONG Wai Kin

Hong Kong, 19 April 2004

* *For identification purposes only*



SHUN TAK HOLDINGS LIMITED
信德集團有限公司

(incorporated in Hong Kong with limited liability)

(Stock Code: 242)

Notice of Appointment of Company Secretary

The Board of Directors (the "Board") of Shun Tak Holdings Limited (the "Company") wishes to announce that Dr. Ambrose So, who remains an Executive Director of the Company, is retiring as the Company Secretary of the Company. Ms. Tsang Mei Chu, Angela has been appointed as the Company Secretary with effect from 19th April 2004.

Ms. Tsang is a professional accountant and an associate member of the Hong Kong Society of Accountants. Ms. Tsang joined the Company in 1998 and is currently the Group Financial Controller of the Company.

The Board wishes to take this opportunity to extend its appreciation to Dr. So for his valuable contributions as Company Secretary during his tenure of service.

As at the date hereof, the Executive Directors of the Company are Dr. Stanley Ho, Ms. Pansy Ho, Ms. Daisy Ho, Dr. Ambrose So, Mr. Patrick Huen, Mr. Andrew Tse, Mr. Anthony Chan, Ms. Maisy Ho and Mr. David Shum. The Non-Executive Directors are Dato' Dr. Cheng Yu Tung and Mrs. Louise Mok and the Independent Non-Executive Directors are Mr. Robert Kwan and Sir Roger Lobo.

By the order of the Board of Directors
Shun Tak Holdings Limited
Ms. Daisy Ho
Executive Director

Hong Kong, 19th April 2004.



MATSUNICHI COMMUNICATION HOLDINGS LIMITED
松日通訊控股有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 283)

CHANGE OF REGISTERED ADDRESS

The board of directors (the "Board") of MATSUNICHI COMMUNICATION HOLDINGS LIMITED (the "Company") hereby announces that the registered address of the Company has been changed to 22/F., Two International Finance Centre, 8 Finance Street, Hong Kong with effect from 1st March, 2004.

As at the date of the announcement, the board comprises of Mr. Pan Su Tong and Mr. Chung Kwan Yat, being executive directors, Mr. Lai Chi Kin and Dr. Ng Lai Man being independent non-executive directors.

By order of the Board
Matsunichi Communication Holdings Limited
Pan Su Tong
Chairman

Hong Kong, 19th April 2004

Classified Tel : 2798 2707 Fax : 2798 2785

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



GR INVESTMENT INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 310)

PLACING OF NOT MORE THAN 43,200,000 EXISTING SHARES BY THE MAJOR SHAREHOLDER

The Board was informed by Ringo Resources on 19 April 2004 that China Everbright entered into the Placing Agreement on 19 April 2004, whereby Ringo Resources has agreed to appoint China Everbright as the placing agent and China Everbright has agreed to place not more than 43,200,000 Shares of HK$0.10 each beneficially owned by Ringo Resources in the capital of the Company at a price of HK$0.141 per Share to independent private and institutional investors, who are not connected persons to the Company as defined under the Listing Rules on a best effort basis.

The Sale Shares represent approximately 10% of the Company's existing issued share capital.

Upon completion of the Placing, the shareholding of Ringo Resources will be decreased from approximately 29.96% to approximately 19.96% of the existing issued share capital of the Company. Ringo Resources continues to be the largest shareholder of the Company upon completion of the Placing.

This announcement was made voluntarily by the Company under general obligation of disclosure 13.09 of the Listing Rules. Trading in the shares of the Company was suspended at the request of the Company with effect from 9:30a.m. on 15 April 2004 pending the release of this announcement. The Company has applied for resumption of trading in the shares of the Company with effect from 9:30a.m. on 20 April 2004.

Placing Agreement dated 19 April 2004

Vendor:

Ringo Resources

Placing agent:

China Everbright, the placing agent of the Placing, is not a connected person to the Company as defined under the Listing Rules.

Placees

China Everbright will place not more than 43,200,000 Shares of HK$0.10 each in the capital of the Company, on a best effort basis, to placees who are not connected persons to the Company as defined under the Listing Rules. Upon completion of the Placing, no placee will hold more than 10% of the total issued share capital of the Company, therefore, no placee will become substantial shareholder.

Number of Sale Shares to be placed on a best effort basis:

43,200,000 Sale Shares

The Sale Shares represent approximately 10% of the Company's existing issued share capital.

Placing Price

HK$0.141 per Share

The Placing Price represents a premium of approximately 2.17% to the closing price of HK$0.1380 per Share as quoted on the Stock Exchange on 14 April 2004 (being the latest trading day prior to the date of suspension of trading in the shares of the Company), a premium of approximately 0.57% to the average closing price of approximately HK$0.1402 per Share as quoted on the Stock Exchange for the last 10 trading days prior to and including 14 April 2004. The net placing price less commission fee is approximately HK$0.1375 per Share.

Expenses of the Placing

The Company is responsible for the announcement expenses which may be incurred in the Placing and Ringo Resources will pay for the commission fee.

Completion

Completion of the Placing is expected to take place no later than 30 June 2004 or such other date to be mutually agreed by the respective parties.

Shareholding of the Company upon Completion

Upon completion of the Placing, the shareholding of Ringo Resources will be decreased from approximately 29.96% to approximately 19.96% in the issued share capital of the Company. Ringo Resources will continue to be the single largest shareholder of the Company upon completion of the Placing.

Name	Number of Issued Shares before Placing	Number of issued Shares immediately after the Placing	Shareholding Existing	Shareholding Immediately after the Placing
Ringo Resources *(Note 1)*	129,402,000	86,202,000	29.96%	19.96%
International Securities Investments Limited *(Note 2)*	78,261,016	78,261,016	18.12%	18.12%
Public	224,288,984	267,488,984	51.92%	61.92%
TOTAL	431,952,000	431,952,000	100%	100%

Note 1: Ringo Resources Limited held 129,402,000 shares and was a wholly-owned subsidiary of Better Choice Investments Limited which in turn was a wholly-owned subsidiary of Reo Developments Limited. Reo Developments Limited was a wholly-owned subsidiary of Golden Resources Development International Limited. Accordingly, Better Choice Investments Limited, Reo Developments Limited and Golden Resources Development International Limited were all deemed to be interested in the 129,402,000 shares held by Ringo Resources Limited.

Note 2: International Securities Investments Limited was a wholly-owned subsidiary of Capital Builder Investments Limited which in turn was wholly-owned by Ms. Mak Wai Chun, Mr. Wan Chuen Chung, Joseph and Ms. Mak Wai Chun were a married couple. Accordingly, Capital Builder Investments Limited, Mr. Wan Chuen Chung, Joseph and Ms. Mak Wai Chun were all deemed to be interested in 78,261,016 shares held by International Securities Investments Limited.

General

Ringo Resources has been negotiating with a number of brokerage houses about the Placing. As notified by Ringo Resources, trading in the shares of the Company was suspended at the request of the Company with effect from 9:30a.m. on 15 April 2004 pending the release of this announcement. Due to the negotiation of the Placing Price, the Placing Agreement were finalized and entered into on 19 April 2004. The Company has applied for resumption of trading in the Shares of the Company with effect from 9:30a.m. on 20 April 2004.

List of directors of the Company as at the date hereof is as follows:

Executive directors: Lam Wo; Cheuk Yuk Lung

Independent non-executive directors: Yan Mou Keung, Ronald; Chan Fai Yue, Leo

Definitions

"Board"	the board of directors of the Company
"China Everbright"	China Everbright Securities (HK) Limited, a deemed licensed corporation registered under the Securities and Futures Ordinance, which is not a connected person to the Company as defined under the Listing Rules
"Company"	GR Investment International Limited, a company incorporated in Bermuda with limited liability, with its Shares listed on the Stock Exchange
"Ringo Resources"	Ringo Resources Limited, a company incorporated in British Virgin Island with limited liability which is a wholly-owned subsidiary of Golden Resources Development International Limited, a company incorporated in Bermuda with limited liability, with its shares listed on the Stock Exchange
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"HK$"	Hong Kong dollars
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Placees"	each purchaser of the Placing Shares pursuant to the placing under the terms of the Placing Agreement
"Placing"	the placing of not more than 43,200,000 Shares at the Placing Price to not less than ten independent private and institutional investors on a best effort basis
"Placing Agreement"	the placing agreement entered into between Ringo Resources and China Everbright on 19 April 2004
"Placing Price"	HK$0.141 per Sale Share
"Sale Shares"	not more than 43,200,000 Shares of HK$0.10 each
"Shares"	the issued shares of HK$0.10 each in the capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"%"	per cent.

By order of the board of
GR Investment International Limited
Lam Wo
Chairman

Hong Kong, 19 April 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



Techtronic Industries Co. Ltd.
創 科 實 業 有 限 公 司

(Incorporated in Hong Kong with limited liability)
(Stock Code : 669)

PROPOSED SHARE SUBDIVISION

The Board proposes that each of the existing issued and unissued Shares be subdivided into two Subdivided Shares. The Share Subdivision will become effective upon the fulfillment of the conditions set out below.

The board lot size of the Subdivided Shares for trading on the Stock Exchange will remain unchanged in board lots of 500 Subdivided Shares upon the Share Subdivision becoming effective.

Subject to the passing of the ordinary resolution in respect of the Share Subdivision, a special resolution will also be proposed at the Extraordinary General Meeting to amend the articles of association of the Company to reflect the nominal value of the Subdivided Shares.

A circular containing, among other things, the details of the Share Subdivision together with the notice of Extraordinary General Meeting will be despatched to the Shareholders as soon as practicable.

SHARE SUBDIVISION

The Board proposes that each of the existing issued and unissued Shares be subdivided into two Subdivided Shares. The Board is of the opinion that the Share Subdivision is in the interests of the Company and the Shareholders as a whole.

At the date of this announcement, the authorized share capital of the Company is HK$160,000,000 divided into 800,000,000 Shares of which 663,336,826 Shares are in issue. Subject to the passing of the ordinary resolution numbered 5 set out in the notice of Annual General Meeting dated 7th April, 2004, the authorized share capital of the Company will be increased to HK$240,000,000 divided into 1,200,000,000 Shares and, upon the Share Subdivision becoming effective, 2,400,000,000 Subdivided Shares. Immediately upon completion of the Share Subdivision and on the basis that 663,336,826 Shares are in issue, 1,326,673,652 Subdivided Shares will be in issue pursuant to the Share Subdivision. The Subdivided Shares will rank pari passu in all respects with each other and the Share Subdivision will not result in any change in the relevant rights of the Shareholders.

Upon the Share Subdivision becoming effective, the monetary value of each board lot of the Subdivided Shares will be lower than the monetary value of each existing board lot of the Shares and the transaction cost for each board lot of the Subdivided Shares will likewise be reduced. The Board believes that the Share Subdivision may improve the liquidity of the Subdivided Shares and enable the Company to attract more investors and broaden its shareholder base.

The board lot size of the Subdivided Shares for trading on the Stock Exchange will remain unchanged in board lots of 500 Subdivided Shares upon the Share Subdivision becoming effective.

CONDITIONS

The Share Subdivision is conditional upon:

(a) the passing of an ordinary resolution by the Shareholders at the Extraordinary General Meeting; and

(b) the Listing Committee of the Stock Exchange granting the listing of and permission to deal in the Subdivided Shares and any new Subdivided Shares which may fall to be issued pursuant to the exercise of options granted under the Company's share option schemes.

An application will be made to the Listing Committee of the Stock Exchange for the listing of and permission to deal in the Subdivided Shares and any new Subdivided Shares which may fall to be issued pursuant to the exercise of options granted under the Company's share option schemes.

EXPECTED TIMETABLE

The expected timetable for the implementation of the Share Subdivision and the associated trading arrangements are set out as follows:

	2004
Despatch of circular in relation to, inter alia, the Share Subdivision	On or about Wednesday, 28th April
Latest time for lodging form of proxy	9:30 a.m. on Wednesday, 26th May
Extraordinary General Meeting to approve, inter alia, the Share Subdivision	10:30 a.m. (or as soon thereafter as the Annual General Meeting shall have been concluded or adjourned) on Friday, 28th May
Effective date of the Share Subdivision	Monday, 31st May
Dealings in Subdivided Shares commence	9:30 a.m. on Monday, 31st May
Original counter for trading in existing Shares in board lots of 500 Shares temporarily closes	9:30 a.m. on Monday, 31st May
Temporary counter for trading in Subdivided Shares in board lots of 1,000 Subdivided Shares (in the form of certificates for existing Shares) opens	9:30 a.m. on Monday, 31st May
First day for free exchange of certificates for existing Shares for new certificates for Subdivided Shares	Monday, 31st May
Original counter for trading in Subdivided Shares in board lots of 500 Subdivided Shares (in the form of new certificates for Subdivided Shares) re-opens	9:30 a.m. on Monday, 14th June
Parallel trading in Subdivided Shares (in the form of (a) new certificates for Subdivided Shares and (b) certificates for existing Shares) commences	9:30 a.m. on Monday, 14th June
Temporary counter for trading in Subdivided Shares in board lots of 1,000 Subdivided Shares (in the form of certificates for existing Shares) closes	4:00 p.m. on Wednesday, 7th July
Parallel trading in Subdivided Shares (in the form of (a) new certificates for Subdivided Shares and (b) certificates for existing Shares) ends	4:00 p.m. on Wednesday, 7th July
Last day for free exchange of certificates for existing Shares for new certificates for Subdivided Shares	Monday, 12th July

Certificates for existing Shares will only be valid for delivery and settlement purposes for the period up to 4:00 p.m. on Monday, 12th July, 2004 and thereafter will not be accepted for settlement purposes. However, the certificates for existing Shares will continue to be good evidence of legal title to the Subdivided Shares on the basis of one existing Share for two Subdivided Shares.

Subject to the Share Subdivision becoming effective, Shareholders may, during business hours from Monday, 31st May, 2004 to Monday, 12th July, 2004 (both dates inclusive), submit their certificates for the Shares to the Company's share registrars, Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong in exchange for certificates for the Subdivided Shares (on the basis of every one Share for two Subdivided Shares) free of charge. Thereafter, share certificates for Shares will be accepted for exchange only on payment of a fee of HK$2.50 (or such amount as may from time to time be specified by the Stock Exchange) for each new certificate issued for the Subdivided Shares or each old share certificate submitted, whichever number of share certificate involved is higher.

AMENDMENT TO THE ARTICLES OF ASSOCIATION

Subject to the passing of the ordinary resolution in respect of the Share Subdivision, a special resolution will also be proposed at the Extraordinary General Meeting to amend Article 3 of the articles of association of the Company to reflect the nominal value of the Subdivided Shares in addition to other proposed amendments to the articles of association of the Company to reflect the recent amendments to the Companies Ordinance (Cap. 32, Laws of Hong Kong) and the Rules Governing the Listing of Securities on the Stock Exchange as set out in the notice of Annual General Meeting dated 7th April, 2004. Details of the proposed amendment to the articles of association of the Company will be set out in the notice of Extraordinary General Meeting.

GENERAL

A circular containing, among other things, the details of the Share Subdivision together with the notice of Extraordinary General Meeting will be despatched to the Shareholders as soon as practicable.

The Share Subdivision may lead to adjustments to the subscription price and/or the number of Shares to be issued pursuant to the exercise of the options granted under the Company's share option schemes in accordance with their respective terms. The Company will consult its auditors for the required adjustments and the holders of such options will be informed by way of further announcement of the required adjustments (if any) as soon as practicable.

Further announcement will be made by the Company as soon as the Share Subdivision becomes unconditional.

As at the date of this announcement, the Board comprises five Group executive Directors, namely, Mr. Horst Julius Pudwill (Chairman and Chief Executive Officer), Mr. Roy Chi Ping Chung (Group Managing Director), Mr. Patrick Kin Wah Chan, Mr. Frank Chi Chung Chan and Dr. Akio Urakami and three independent non-executive Directors, namely, Mr. Vincent Ting Kau Cheung, Mr. Joel Arthur Schleicher and Mr. Christopher Patrick Langley.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following respective meanings:

"Annual General Meeting"	an annual general meeting to be held at 9:30 a.m. on Friday, 28th May, 2004 at Taishan Room, 5th Floor, Island Shangri-La Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong
"Board"	the board of Directors
"Company"	Techtronic Industries Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"Extraordinary General Meeting"	an extraordinary general meeting to be held at 10:30 a.m. (or as soon thereafter as the Annual General Meeting shall have been concluded or adjourned) on Friday, 28th May, 2004 at Taishan Room, 5th Floor, Island Shangri-La Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong
"Group"	the Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Share(s)"	share(s) of HK$0.20 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Shares and the Subdivided Shares
"Share Subdivision"	the proposal that each of the existing issued and unissued Shares be subdivided into two Subdivided Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subdivided Share(s)"	share(s) of HK$0.10 each in the share capital of the Company to be created by the Share Subdivision
"HK$"	Hong Kong dollars

By Order of the Board
TECHTRONIC INDUSTRIES COMPANY LIMITED
CHI CHUNG CHAN
Company Secretary

Hong Kong, 19th April, 2004

Wise Buyers

and

Sellers

won't miss

the property feature

every Friday !











To advertise,
please contact **Patsy Leung**

Tel : 2798 2707
Fax: 2798 2785

classified@thestandard.com.hk

The Standard
Greater China's Business Newspaper


TTi
創科實業
展所長 創新高
2003年年報

財務摘要



13,183
9,493
6,101
4,551
2,699
1999
2000
2001
2002
2003
營業額 百萬港元



674
413
247
190
160
1999
2000
2001
2002
2003
年度溢利 百萬港元



1.03
0.66
0.43
0.34
0.29
1999
2000
2001
2002
2003
每股基本盈利 港元

	2003 百萬港元	2002 百萬港元 (重列)	增幅 %
業務營運			
營業額	**13,183**	9,493	+38.9
除利息及稅項前經營溢利	**865**	580	+49.1
本年度溢利	**674**	413	+63.2
每股盈利，基本(港元)	**1.03**	0.66	+56.1
每股股息(仙)	**25.00**	16.00	+56.3
截至年結日之財務狀況			
資產總值	**9,646**	6,423	+50.2
流動資產淨值	**1,985**	1,155	+71.9
股東資金	**2,513**	1,828	+37.5
資本開支	**242**	241	–
股東權益回報(%)	**26.8**	22.6	+18.6
每股賬面淨值(港元)	**3.79**	2.83	+33.9



以主要業務劃分之營業額

- 電動工具產品72%
- 地板護理產品24%
- 太陽能照明及電子量度儀4%



以市場地區劃分之營業額

- 北美洲83%
- 歐洲12%
- 其他國家5%

主席報告書

- 連續九年雙位數增長
- 收購Royal Appliance Mfg. Co.（「Royal」）
- 成功推出Ridgid®專業電動工具系列
- 北美洲之戶外園藝電動工具產品增添Ryobi品牌

對創科實業而言，二零零三年標誌著另一個取得驕人成績及令人振奮之財政年度。所有業務環節之銷售額及盈利均保持迅速增長。本集團業務之強勁增長，乃得力於創科實業能迅速地將新產品推出市場以回應客戶需求，及於主要美國市場與客戶建立更緊密關係所致。此外，本集團已完成收購Royal Appliance Mfg. Co.（「Royal」）及成功推出Ridgid®專業電動工具系列。上述發展為本集團之地板護理產品業務提供新增長動力及為電動工具業務開拓一個具深厚潛力之新市場。展望將來，本人有信心創科實業所採取之主動積極策略在日後將繼續為本集團業務帶來強勁增長。

盈利強勁增長

於二零零三年，本集團各項業務均錄得增長，營業額較二零零二財政年度大幅攀升38.9%至13,180,000,000港元。本集團於二零零三年之純利達674,000,000港元，升幅為63.2%。每股盈利增加56.1%至1.03港元。利潤之可觀升幅乃得力於本集團品牌產品具更佳之市場定位，加上在生產和物流方面效益之提高及節約成本計劃所致。此外，本集團之財政狀況更趨穩健，淨負債佔股東權益比率由二零零三年六月三十日之53.1%改善至二零零三年十二月三十一日之淨現金。

本人欣然宣佈董事會建議派發末期股息每股17.75港仙。連同中期股息每股7.25港仙合計，全年度派息總額將為每股25.00港仙，對比於二零零二年則為16.00港仙，增幅為56.3%。

本集團跨越成功領域

隨著不斷建立品牌、產品推陳出新及提供創值服務（例如在北美洲派駐店內銷售人員及成立培訓與採購隊伍），本集團旗下Ryobi電動工具在北美洲及歐洲之銷售額均告上升。得力於新產品之成功推出及具成效之推廣工作，本集團在北美洲及歐洲之自有品牌及原件設備製造（OEM）電動工具業務亦持續擴展。戶外園藝電動工具方面，本集團透過擴大產品系列及改進產品性能，繼續推動Homelite業務發展。此外，本集團旗下採用環保內燃機技術之戶外園藝電動工具已開始作商業投產，此產品符合美國加州等地對排放廢氣所制訂之最嚴格要求。Homelite品牌現已具備良好條件將繼續拓展現有及新產品類別及擴展市場空間。



Horst Julius Pudwill

主席兼行政總裁

本集團已奠下穩固業務基礎及與客戶建立合作夥伴關係，從而把握湧現之新機會，不斷推動業務迅速擴展。


2,513
1,828
674
1,115
413
247
2001
2002
2003

創造股東價值 百萬港元
本年度溢利
股東資金

自收購Royal及順利將其整合於本集團之業務架構後，該公司之整體表現一直符合預期。憑藉Dirt Devil產品平台，本集團在歐洲擴展Vax品牌產品系列，推動其銷售額增長及加強其市場地位。創科實業於二零零三年初收購Regina品牌，並成功推出新系列之Regina地板護理產品。此外，透過與地板護理產品之委託生產業務客戶共同開發及推出新產品，互相推動業務持續增長。

太陽能照明及電子量度儀業務再度為本集團作出重要貢獻，其銷售額及利潤均錄得強勁增長。由於投資在先進新技術開發量度儀，故能更迅速地將新產品推出市場從而推動銷售額。此外，透過重要ODM客戶，太陽能照明及電子量度儀業務亦成功提高其美國市場之佔有率。

RIDGID®表現超乎預期

年內，其中一項最令人振奮之業務發展是透過在北美洲之工業用品銷售店及The Home Depot推出Ridgid®系列，令集團業務拓展至專業電動工具市場。Ridgid®產品面世後受到各方熱烈歡迎，用戶之受落程度超乎本集團預期。上述優質專業產品以其精良設計及超卓性能見稱，可媲美市場上其他知名品牌，反映創科實業開發新產品之能力已達世界水平。Ridgid®產品具深厚發展潛力，其面世後所取得之美滿成績實有賴其他各參與方之全力投入，本人對此表示感謝。

展所長，創新高

踏入二零零四年，本集團成功取得Ryobi在北美洲之戶外園藝電動工具品牌特許使用權，實為另一項令人振奮之業務發展。創科實業現為Ryobi品牌電動工具及戶外園藝電動工具在北美洲、歐洲及澳大利西亞地區內之獨家品牌持有人。此將有利於本集團盡量發揮物流、市場推廣及銷售之協同效應，在電動工具及戶外園藝電動工具業務上凝聚Ryobi品牌力量。戶外園藝電動工具方面，兼具Ryobi和Homelite兩個品牌將使本集團能為更廣闊之用戶基礎提供更多樣化產品，從而有助本集團提高市場佔有率及加速業務擴展。

展望二零零四年將是本集團另一個業務飛躍增長之年度。電動工具業務增長將由Ryobi及Ridgid®產品系列之不斷擴展所帶動。集團將進一步整合Royal之業務，此有助以大


Dirt Devil
BREEZE
vax
RYOBI
Homelite
Expand-it
REGINA
Lightweight Upright
Dirt Devil
RIDGID
18 VOLT 4-Pc. CORDLESS COMBO KIT
RIDGID
RIDGID
Homelite
RYOBI
18.0V
"The Works"
RYOBI

本集團在全球採取之統一品牌方針推動業務持續取得可觀增長

訂購量之相宜價格推出更多Dirt Devil產品系列，於二零零四年推動地板護理產品之銷售。創科實業所發揮之業務協同效應及推行之節約成本計劃亦有助改善Royal之成本架構。

太陽能照明及電子量度儀業務迎接另一個迅速增長之年度。對美國市場之拓展迅速，隨著與ODM合作夥伴建立更緊密關係，預期將取得更佳成果。本集團將擴展產品類別，開拓其他可發揮其既有優勢之高增長市場。

過去數年，創科實業取得驕人成就，業務保持強勁增長，年銷售額現已超逾131.8億港元。創科實業能取得如此佳績，其合作夥伴及客戶乃為最重要助力之一。本集團一直致力與合作夥伴建立更緊密關係，使創科實業得以加強現有產品系列及開拓擴展業務商機。為迎合合作夥伴需求，本集團矢志在各業務環節上成為市場主導，為合作夥伴提供能發揮規模經濟效益及種類完備之產品，此為雙方共同邁向成功之關鍵所在。

本集團將透過在原材料採購、研究及開發、物流及市場推廣等方面發揮之協同效應，繼續提升所收購品牌之價值。此應有助推動銷售額再創新高，同時確保業務穩步增長。

最後，本人謹感謝董事會仝人、管理層及員工於年內之辛勤工作。於二零零三年上半年，非典型肺炎疫症爆發加上伊拉克戰事令經濟蒙上不明朗因素，使大家面對之工作尤其艱鉅。本人有信心在員工孜孜不倦努力及發揮團隊合作精神下，創科實業將可繼續帶來素質優良、設計創新及深具價值之產品。此外，本人亦對客戶為推動創科實業產品成功所作之努力及對股東不斷給予之支持，致以衷心感謝。

創科實業具備業務增長所需條件，並已奠下穩固業務基礎同時與客戶建立合作夥伴關係，從而能把握湧現之新增長機會，不斷推動業務迅速成長。



創科實業有限公司
Horst Julius Pudwill
主席兼行政總裁

企業成就 社會公益

企業成就

一月

- 獲*Asiamoney*選為「最佳小型企業」之一及「整體最佳投資者關係」之一

四月

- 收購Royal Appliance Mfg. Co.


ROYAL

Dirt Devil

- 入選摩根士丹利標準指數

六月

- 創科實業主席兼行政總裁Horst Pudwill先生獲*BusinessWeek*(亞洲版/二零零三年六月九日)選為二十五位「亞洲之星」之一


BusinessWeek
The STARS OF ASIA
25
2003

七月

- 發行定息票據,總本金額為1.45億美元

八月

- 為客戶品牌推出全系列設計創新之Ridgid®專業電動工具



RIDGID

九月

- 入選富時香港指數的成份股及恒生/富時亞洲耐用品指數的成份股

十二月

- 創科實業年銷售額突破131.8億港元

社會公益

本集團堅信人才對企業之持續發展及盈利能力至為重要。創科實業提倡僱員要具備終身學習精神,並鼓勵員工努力提升工作技能及質素。

此外,本集團亦支持社會上各類進修計劃,包括提供獎學金及實習機會。二零零三年,本集團贊助香港工程師學會之生產及工業部主辦之「青年製造及工業工程師在珠江三角洲職業拓展之培育計劃」。是項計劃為年輕之生產與工業工程師提供機會,俾能更深入瞭解珠三角地區之經濟發展、規章制度及工作文化。

創科實業員工亦積極參與各類公益活動,如「衝勁樂2003」籌款活動。

業務回顧

憑藉不斷擴大品牌組合，與客戶建立更緊密關係，保持在研究及開發、生產與供應鏈管理上出色之表現，匯聚成為推動創科實業繼續迅速增長之強大動力。

本集團已加強地板護理產品及電動工具產品之品牌組合。收購Royal為創科實業之地板護理產品業務帶來Dirt Devil及Royal兩個品牌，而本集團亦同時引入Regina品牌，使此項業務增添分屬三個不同範疇之增長動力。二零零四年初，本集團為北美洲之戶外園藝電動工具業務增添Ryobi品牌，加強此品牌在各類產品之拓展步伐。

Ridgid®專業電動工具之面世，不僅標誌著本集團迅速開發新產品之能力，同時反映與客戶之緊密合作關係。

透過派駐店內銷售人員及設立採購隊伍等業務策略計劃，本集團進一步加強與各主要客戶之穩固關係。進一步整合全球業務營運令整體營運效率得以提高，從而推動銷售額及盈利增長。


市場主導方針可提高用戶接
受程度、建立品牌忠誠及
提升盈利能力。
RYO
Ryobi－12吋雙斜滑桿式斜割機

電動工具產品

年內，電動工具產品業務再創佳績，其營業額及利潤均錄得強勁增長。上述理想增長乃得力於在各主要市場上所推出之新產品(尤以Ridgid®專業電動工具系列最為成功)。



9,487
7,604
4,765
2001
2002
2003

本業務營業額 百萬港元

本業務之營業額增長24.8%至9,490,000,000港元，佔本集團總營業額之72.0%。經營溢利上升38.5%至653,000,000港元，反映出新產品帶來可觀之盈利貢獻及營運效率獲得大幅度提升。

電動工具

Ryobi

得力於擴大針對自行裝配(DIY)及輕型專業工具市場之產品系列，加上產品之推廣時機理想並卓具成效，Ryobi電動工具業務保持強勁增長。

北美洲方面，為向客戶提供更佳服務，本集團已在店內派駐銷售人員及成立培訓和採購隊伍，加強與客戶之直接溝通。派駐店內訓練有素之員工會協助顧客選購產品，此舉除可大大促銷外，對保持品牌知名度亦起著重要作用，有關措施之成效非常顯著。此外，本集團之整體營運效率亦大為提高，並可即時直接地接收市場訊息使本集團得以迅速回應零售合作夥伴之採購需求。本集團相信，推行上述市場主導方針長遠而言將有助加強客戶服務、提高市場佔有率、建立品牌忠誠及最重要的是提升盈利能力。

歐洲方面，隨著本集團繼續建立品牌知名度及擴大產品系列，銷售額錄得雙位數理想增幅。憑藉Ryobi產品在技術水平及品種類別上加強競爭力，本集團得以提高市場佔有率及擴闊客戶基礎。此地區內之Ryobi產品銷售渠道包括大訂購量零售商、家居裝修用品零售商及電動工具專門零售商。

戶外園藝電動工具

Homelite

於二零零三年，本集團繼續擴展Homelite業務。自生產廠房遷往亞洲區後，生產力及整體產品性能均告顯著提升。儘管美國首季天氣異常寒冷，對產品銷售造成負面影響，惟擴大產品系列及推廣活動奏效均有助促銷。

年內，本集團推出多款重要產品，並以客戶之品牌進軍專業園藝修剪機市場。此外，亦推出新「Expand-it」安裝附件系列，反映出本集團有能力透過品牌及生產工序來增加營業額。本集團之戶外手提園藝電動工具採用之一款新內燃機系列，其設計及生產可為本集團日後之業務發展營造有利條件。此款新內燃機符合美國最嚴格之排放廢氣標準，故此可為新產品之開發提供一個理想技術平台。

委託生產業務

創科實業提高生產力及發揮規模經濟效益使合作夥伴受惠之同時，其電動工具產品之委託生產業務亦保持強勁增長。

年內，此項業務新添一個客戶品牌。本集團為一位主要合作夥伴開發以Ridgid®為品牌之全系列專業電動工具。產品面世後市場反應超乎預期，標誌著創科實業成功進軍此全新市場。Ridgid®系列不僅在品質上可媲美市場上知名專業品牌，更包含使其有別於競爭對手之創新設計及性能。Ridgid®系列剛於二零零三年最後一季推出後，即為本集團帶來可觀之銷售額。展望將來，專業電動工具將會成為本集團電動工具業務之其中一項主力產品。

本集團其他委託生產業務之營業額錄得顯著增長，並繼續為北美洲及歐洲多個知名家庭用品客戶之主要供應商。


RIDGID
RIDGID

Ridgid® — 18伏特之充電式電動工具套裝組合

憑藉集團擁有之Ryobi及Homelite品牌，將可為廣闊之用戶基礎提供更多樣化的戶外園藝電動工具。


Homelite
Simply Reliable™

Homelite – Timberman 45cc 容量，以內燃機操作之鏈鋸


RYOBI

Ryobi—以交流電操作、1800瓦特之除葉鼓風機

展望

隨著產品不斷推陳出新、增添新產品種類及承諾投放更多資源於銷售及市場推廣上以作促銷，展望此項業務於二零零四年之增長前景仍然理想。除重整業務外，隨著生產工序繼續遷往亞洲區，生產力可望進一步提高。

北美洲

在店內派駐銷售及服務人員之新措施加上改進美國業務之物流工序，對二零零四年之銷售額及利潤將產生正面影響。本集團亦擬以其直接掌握之市場資訊加強產品開發及貨品採購，並與合作夥伴建立更緊密關係。本集團會繼續擴大電動工具及戶外園藝電動工具產品種類。電動工具方面，備受市場歡迎之Ridgid®系列為創科實業帶來一股全新之業務增長動力。

戶外園藝電動工具方面，在北美洲市場上將Ryobi品牌納入創科實業內將帶來新商機及加速業務拓展，其銷售額可望在二零零四年後顯著提高。本集團憑藉其擁有之Ryobi及Homelite品牌，將可為更廣闊之用戶基礎提供更多樣化的戶外園藝電動工具。此外，本集團會專注於提高產品性能，並將更多生產工序遷往亞洲廠房（預期於二零零四年完成）藉以降低成本。

歐洲

預計二零零四年歐洲經濟會有溫和改善，對產品銷售應可起著支持作用。本集團擬推出更多針對DIY及輕型專業工具市場之新產品以作促銷。新產品將會替代現有舊款產品，能提供更多物超所值的產品，並為系列增添更多新款產品。本集團透過亞洲區之供應鏈直接付運貨品，將令更多零售合作夥伴受惠，而隨著能更準確地預測銷量，存貨管理亦可望改善。在各地市場上將相繼推出新產品、推行具成效之推廣活動及採取統一品牌定位以作促銷。同時，重整業務亦將有助本集團提高產量及增加成本效益。

澳大利西亞

此地區內之電動工具及戶外園藝電動工具市場競爭仍然激烈，惟Ryobi及Homelite品牌憑藉其具雄厚實力之零售合作夥伴及高知名度而處於有利位置。將產品開發伸延至全球層面、產品持續推陳出新及進行推廣活動均有助促銷品牌。成本及客戶服務亦將藉著物流工序之改進和業務之重整而得以改善。

地板護理產品

藉著本集團在二零零三年四月收購Royal Appliance Mfg. Co.(「Royal」)，加上在歐洲市場之強勁增長及北美洲委託生產業務之理想表現帶動下，地板護理產品業務之營業額錄得強勁增長。



3,185
1,662
1,172
2001
2002
2003

本業務營業額 百萬港元

此外，本集團亦成功將Royal之業務整合。上述整合將Royal之產品創新及市場推廣能力與創科實業減省供應鏈成本之能力互相結合，從而顯著提高競爭優勢。

此項業務之營業額上升91.6%至3,190,000,000港元，佔本集團總營業額之24.2%。經營溢利增加79.7%至131,000,000港元

如不計Royal之攤薄效應，利潤率已較去年度同期有所改善，而隨著繼續整合Royal之業務及推行相關節約成本計劃，利潤率可望進一步提高。

ROYAL

收購Royal是本集團地板護理產品業務發展的重要一步，大大提高本集團品牌產品在主要北美洲市場之佔有率，同時亦藉此擴大客戶基礎及為創科實業增添產品技術及開發能力。Royal既擁有以地板護理產品專門零售商為對象之Royal品牌，亦擁有透過大型零售商為銷售渠道之Dirt Devil品牌。Dirt Devil為北美洲地板護理產品市場上主要品牌之一，並以其專利技術於規模日大之「無塵袋」吸塵機市場上躋身前列地位。創科實業於二零零三年初將Regina品牌納入集團的品牌組合內，並與一主要零售合作夥伴成功開發此品牌之產品，為日後此業務之可觀增長奠下基礎。

年內之業務重點是借鑑Ryobi成功將其工程技術及生產工序轉移往亞洲之經驗，將Royal之廣泛業務順利整合於創科實業集團內，同時加強Royal在本土市場上之物流工序、品牌推廣及新產品構思能力。上述整合為本集團帶來一個高效率和低成本，同時兼具持續不斷設計新產品能力之全球供應鏈。

由於創科實業多年來已為Royal之供應商，故在留任該公司之核心優秀管理人員合作下，整合工作得以在對業務影響減至最低之情況下順利進行。此外，本集團亦已具備良好條件可從亞洲區直接付運，以及透過Royal在俄亥俄州克利夫蘭及加州安大略之完善分銷中心所提供之綜合物流服務，為大訂購量之零售合作夥伴供應貨品。此獨特而靈活變通之物流系統使Royal及其零售合作夥伴可改進存貨管理，從而縮短產品由生產至交付予客戶所需時間。

歐洲方面，在德國及其他中歐和東歐市場建立Royal及Dirt Devil產品平台之工作已取得進展。藉著能把握推出創新產品之適當時機加上推行進取之新市場推廣計劃，Dirt Devil現已晉身成為德國此大型市場上知名品牌之一。於二零零三年，此業務之盈利亦受惠於歐羅兌美元之升值。


HEPA
Filtration

收購Royal是本集團地板護理產品業務發展的重要一步。

VAX – Turbo Force 1700瓦特之旋風式吸塵機



Dirt Devil — 地氈去污除垢機

VAX

憑藉Royal之「無塵袋」吸塵機技術配合在英國及澳大利西亞等最大市場上推出之新直立式吸塵機系列，Vax於年內取得理想成績。Vax已將業務由多功能地氈清洗機大大擴展至具更龐大市場潛力之乾式清洗吸塵機。整合Royal業務後加快新產品開發流程，加上大力促銷及推行市場推廣計劃，均有助本集團與分銷渠道之合作夥伴建立穩固關係，同時開發出使Vax有別於競爭對手之產品。上述措施有助Vax提高市場佔有率。

委託生產業務

於二零零三年，本集團之地板護理產品OEM/ODM委託生產業務表現良好。營業額錄得強勁增長，並透過嚴格控制成本及推行銷售管理及價值分析計劃，使生產成本保持競爭力。本集團與知名家庭用品客戶緊密合作，透過本集團之採購實力及亞洲區內具成本效益之生產廠房，以具競爭力成本提供工程技術及生產方面之全面解決方案。年內，本集團繼續在技術層面和產品種類上加強產品開發及測試能力。透過提供更優良之創新產品及能把握市場時機，上述服務為委託生產業務客戶帶來可觀裨益。

展望

於二零零三年推行之策略計劃使地板護理產品業務得以把握全球市場湧現之商機。以本集團具效率之供應鏈架構、良好之品牌定位、具成效之產品開發工序和與零售商及委託生產業務客戶建立之合作夥伴關係，將可支持二零零四年之業務取得雙位數可觀增長。

本集團深諳產品創新是其對合作夥伴作出之一項具策略意義之承諾，故此，本集團會繼續致力擴大新產品開發流程以保持競爭優勢。為提升產品創新及加強開發能力，本集團會因應品牌及合作夥伴而調配產品工程技術人員。

於二零零四年上半年，持續整合Royal業務將可進一步提高營運效率。憑藉既有產品系列之推陳出新及新產品系列之相繼面世、進取之品牌推廣計劃、加上與合作夥伴建立良好關係令產品更為客戶受落，本集團具備推動業務增長之良好條件。以本集團擁有之「無塵袋」吸塵機專利技術，配合產品系列新涵蓋之層面及可為客戶帶來規模經濟效益之能力，應可保持營業額及盈利增長。

北美洲產品系列方面，本集團擬投入更多資源於銷售及市場推廣上，提高品牌知名度及為Royal、Dirt Devil和Regina產品爭取長期忠誠客戶。本集團之其他地板護理產品業務（Vax及歐洲業務）亦會進一步受惠於收購Royal後引進之新產品平台。此外，亦會展開新市場推廣及建立品牌計劃以進行促銷。



因應客戶及最終用戶之殷切需求而推出各款新產品，以推動銷售增長。

Solite – Syrius太陽能照明

太陽能照明及電子量度儀

於二零零三財政年度，創科實業旗下之太陽能照明及電子量度儀業務進一步拓展主要美國市場及繼續迅速擴充業務，為此項業務發展奠下重要新里程碑。


511
227
164
2001
2002
2003

本業務營業額 百萬港元

年內，營業額上升125.1%至511,000,000港元。強勁之銷售增長加上嚴格控制成本，使此項業務之溢利同樣取得驕人升幅。

因應客戶及最終用戶之殷切需求，推出各類新產品以推動銷售增長。太陽能照明、激光平面儀、數碼量度尺及柱體探測器之銷情均非常理想。

隨著與重要原件設計製造(ODM)合作夥伴發展業務關係，開發採用核心技術及專利知識產權之新產品，因其大力拓展美國市場業務而令需求量更形殷切。上述客戶為本集團產品提供更多具深厚潛力之分銷渠道，透過電視廣告發揮最大宣傳成效從而提高產品知名度，並帶動產品在零售層面取得理想銷售成績。

本集團能滿足市場對產品之殷切需求，此為年內創出佳績之重要關鍵。於二零零三年，本集團把握適當時機投資添置生產設施，增聘員工與研究及開發人員。此外，在多個領域加強自動化操作以提高生產力，並引進多項用於量度儀之新專利技術以加強產品系列。

展望

展望二零零四年之業績同樣理想。本集團已加強拓展美國市場，俾能在全球最大市場，尤其是數碼量度儀產品之業務上爭取迅速發展。本集團透過極具創意之新產品及與原產品設計商之更密切之合作關係，增長勢頭將繼續保持。隨著在美國及歐洲市場上進一步擴展傳統類別產品，加上電子護嬰產品系列之面世，此項業務應可保持高增長。


RYOBI
RYOBI
RYOBI
RYOBI

數碼量度尺及柱體探測器

產品創新

本集團主要優勝之處為將市場資訊轉化為具策略性之產品開發計劃，俾能把握時機推出創新產品，以確保在全球市場上之競爭力。



本集團將產品開發伸延至全球層面，把美國及歐洲之產品發展的人力資源與在香港及中國之營運與生產中心聯繫起來，齊心協力進行市場研究、測試及構思新設計，再交由香港及中國之產品開發及工程技術人員轉化為最終產品。





Ridgid®專業電動工具系列之開發即為推行上述措施之明證。本集團能因應專業用戶推出具強大功能及眾多優點之產品，同時產品面世之速度亦超乎市場預期。

本集團透過在全球層面增添研究及開發與工程技術人員，繼續投放更多資源於產品開發上。此外，本集團已在美國、香港及中國

「Dirt Devil將其新款吸塵機命名為『Power Stick』，堪稱實至名歸。」

Popular Mechanics
二零零三年十一月



Dirt Devil —「Power Stick」強力吸塵機


RIDGID
RIDGID

Ridgid® — 以交流電操作之5吋偏心軌道砂磨機

「Ridgid®電動工具系列是經過兩年來悉心研究市場趨勢及廣泛設計和測試之成果，故在性能及價格上均有突出表現。」

Popular Woodworking
二零零三年十一月





展望將來，本集團之目標是在市場上晉身為創新產品之推動者及開發者。為此，本集團已匯集訓練有素之優秀產品開發人員，發掘出市場上尚未即時呈現需求之產品構思。本集團有信心透過為最終用戶帶來稱心滿意之產品，產品創新計劃將繼續推動本集團之盈利增長。

投資設立廣泛之測試及產品規格監管實驗室。憑藉設立有效之測試設施，本集團得以縮短對構思產品之測試、產品核證及取得規格監管批准所需時間，從而加快開拓市場。

「Ryobi電動工具之性能可媲美高檔次之專業級電動工具。」

Workbench
二零零三年


RYOBI

Ryobi — 以交流電操作、可變速及可調校切割角度之曲綫鋸

業務營運
生產及物流

創科實業在生產、物流及工程技術方面獨具優勢，其推行之策略規劃為其在所有市場上營造重大競爭優勢。由於本集團在廣泛產品上具備大規模生產能力、超卓工程技術、靈活變通生產工序、覆蓋全球範圍及帶來規模經濟效益，全球不少OEM客戶均與本集團締結合作夥伴關係。



本集團所推行的策略規劃為其在所有市場上營造重大競爭優勢

物流及客戶服務

年內，得力於在各層面與合作夥伴保持更緊密合作，同時精簡供應鏈以加強服務及控制成本，新產品相繼面世。本集團在生產工序上及為眾多供應商制訂嚴格之品質保證計劃，以確保本集團之產品及服務質素達世界級水平。

於二零零三年，本集團在北美洲派駐店內銷售及服務人員，為主要客戶提供更佳服務。此外，本集團亦將兩個負責美國市場之分銷中心合併為可處理大量訂單之單一分銷中心，有助於付運旺季時加快向客戶供貨並降低成本。

歐洲方面，創科實業繼續重組分銷架構。為滿足市場對產品之殷切需求，本集團在法國開設一座新貨倉，此有助改進存貨管理及降低營運成本。此外，在意大利、比利時、荷蘭及盧森堡等國已開設新營業辦事處。

生產

本集團繼續將更多生產工序遷往中國廠房，並提高亞洲區內原材料及零部件之採購比例。此外，創科實業運用可靈活調度之裝配線以盡量發揮營運效率。上述所有措施旨在降低成本及縮短回應合作夥伴所需時間。本集團亦成功應付非典型肺炎疫症爆發造成之影響，確保向合作夥伴之貨品供應無間斷。

為計劃未來業務擴展，本集團已購入土地興建新綜合生產中心，擴充生產計劃擬於二零零五年分期展開。此佔地達300,000平方米之綜合生產中心將設有一所世界級工程技術及營運中心，從而提升效率及發揮協同效應。

管理層之業務研討及分析

業績分析

得力於現有業務之強勁增長及新收購業務之貢獻，本集團於本年度之營業額錄得38.9%增長至13,180,000,000港元。儘管新收購之業務產生輕微攤薄效應，純利仍上升63.2%至674,000,000港元。每股盈利為1.03港元，較二零零二年之0.66港元增加56.1%。股東資金回報率改善至26.8%，相比於二零零二年之股東資金回報率（重列）則為22.6%。

毛利率

二零零三年之毛利總額為3,900,000,000港元，毛利率改善3.6個百分點至29.6%。毛利率改善乃因本集團取得更大之規模經濟效益及提升營運效率所致，此反映出本集團能隨著擴充業務規模而降低生產成本。此外，毛利率之上升亦得力於更佳之產品組合及新收購之業務之貢獻。

銷售、分銷、宣傳及保用費用

二零零三年之銷售、分銷、宣傳及保用費用總額增加54.5%至1,575,000,000港元。上述費用增加乃歸因於業務規模之擴充及被收購之Royal其成本架構較本集團為高所致。宣傳及保用費用增幅則與營業額增幅相符。本集團將會推行連串成本節約計劃以改善成本架構。在既有之成本基礎上增加銷售額亦將可有助提高成本效益。

收購Royal後，本集團之品牌業務佔總營業額之比例由二零零二年之52.0%增加至68.0%，而委託生產業務所佔比例仍維持於32.0%，本集團認為策略上此乃屬合適水平。

研究及開發費用

以具競爭力成本設計及開發出具創意之優質產品，是本集團保持長期增長之關鍵。於二零零三年，本集團之研究及開發費用為268,000,000港元，較二零零二年增加156,000,000港元，其佔本集團總營業額之2.0%。除因本集團各項業務不斷進行新產品開發計劃外，於二零零三年下半年推出之Ridgid®品牌全新系列專業電動工具亦為研究及開發費用增加之原因。

行政費用

本年度之行政費用因包括新收購之Royal業務而增加50.9%至1,247,000,000港元，佔總營業額之9.5%。如不計收購之影響，本集團之行政費用佔銷售額之百分比較二零零二年改善。

稅項

本集團推行之內部重組及遷移生產工序使實際稅率由二零零二年之14.2%下降至二零零三年之8.7%。此外，海外附屬公司之遞延稅項撥回亦有助降低實際稅率。

流動資金及財政資源

股東資金

於二零零三年十二月三十一日之股東資金總額為2,513,000,000港元，較二零零二年之1,828,000,000港元增加37.5%。儘管本年度內因行使優先認股權而令股數增加，每股賬面值仍上升33.9%至3.79港元，相比於二零零二年則為2.83港元。

財政狀況

於二零零三年十二月三十一日，本集團持有之淨現金為740,000,000港元，相比於二零零二年則為520,000,000港元。上述現金水平已反映以全數內部資源收購Royal之代價，及擴充業務規模後需要的額外營運資金。本集團由二零零三年六月三十日之資本與負債比率為53.1%改善至持有淨現金，反映出其業務可帶來大量流動現金，尤以下半年度最為顯著。活動現金流由612,000,000港元增加至二零零三年之1,260,000,000港元。

本年度之淨利息開支為79,000,000港元，相比於二零零二年則為70,000,000港元。考慮到於本年度第二季之初進行收購及擴充業務規模，利息開支增加幅度相對輕微。本集團繼續受惠於利率低企及其具效率之營運資金管理。利息保障（即除利息及稅項前溢利相對於淨利息開支總額之倍數）為10.4倍，相比於二零零二年則為7.9倍。

銀行借貸及發行票據

有見及利率低企，本集團於二零零三年六月三十日透過其美國全資附屬公司首度發行定息票據，總本金額為145,000,000美元。發行之定息票據分為兩批：金額為120,000,000美元之票據，年期十年，年息率為4.7%；以及金額為25,000,000美元之票據，年期七年，年息率為4.09%。發行票據所得款項用作為現有中期債務之再融資，以及撥作一般營運資金用途。本集團現時維持一個較均衡貸款組合，以支持長期業務發展。於二零零三年十二月三十一日，短期與長期銀行借貸比率分別為27.0%及73.0%（二零零二年：58.5%及41.5%）。

因發行票據及收購Royal後承擔其債務，令借貸總額增加520,000,000港元至二零零三年十二月三十一日之1,870,000,000港元。相比於中期報告期間之債務金額為2,370,000,000港元，本集團於二零零三年下半年之借貸總額已減少超過500,000,000港元。銀行結餘及現金為2,590,000,000港元，較二零零二年十二月三十一日增加700,000,000港元，此屬非常穩健水平。

本集團之借貸主要以美元及港元計算。除本年度內發行之定息票據外，借貸全部按倫敦銀行同業拆息或香港最優惠貸款利率計算。由於本集團之營業收入主要以美元計算，而借貸及付款則主要以美元或港元計算，兩者之間產生自然對沖作用，故匯率風險相對較低。然而，本集團會繼續監察及積極管理匯率和利率風險。

營運資金

本集團之營運資金仍然充裕。於二零零三年十二月三十一日之流動資產淨值為1,985,000,000港元（二零零二年：1,155,000,000港元），增幅為71.9%，而流動比率為1.35（二零零二年：1.29），此屬穩健水平。

存貨量增加56.6%至2,490,000,000港元（二零零二年：1,590,000,000港元），而整體存貨周轉期為57日（二零零二年：46日）。存貨增加主要歸因於本年度內收購Royal，以及為應付二零零四年一月初之付運期而於年末增加製成品之存放量所致。因此，製成品周轉期由二零零二年之28日增加至39日。原材料及在製品周轉期仍保持於18日（二零零二年：18日）之穩定水平。本集團仍專注於控制存貨量俾能更有效率地管理營運資金。

由於計入其賬款信貸期安排有別於本集團之Royal應收賬款，銷售賬款周轉期由二零零二年之33日增加至二零零三年之45日。

雖然本集團對目前之應收賬款周轉期感到滿意，惟仍會致力改善客戶付款安排。本集團並無任何須於二零零三年撇銷之重大壞賬。

採購賬款及其他應付賬周轉期為49日，相比於二零零二年則為51日。應付票據周轉期由二零零二年之43日增加至61日。隨著擴充業務規模，本集團獲供應商給予更優惠之付款條款。此外，有見及利率低企，本集團亦擴大銀行融資安排。

收購

本集團於二零零三年四月二十三日（美國時間）完成收購Royal Appliance Mfg. Co.（「Royal」）。總收購代價為109,000,000美元（約852,000,000港元），以內部資源支付。完成收購後，Royal成為創科實業之全資附屬公司。

整合Royal業務工作大致上完成，Royal亦因其管理層之留任而受惠。本集團現致力將Royal之生產工序遷往亞洲區內具成本效益之廠房，以提高Royal之營運效率。

資本開支

如不計收購在內，本年度之資本開支為242,000,000港元，對應於本年度之折舊開支則為304,000,000港元，此符合本集團所訂方針。

資本承擔及或然負債

本年度內，本集團訂立一項協議以約50,000,000港元代價購入中國東莞市一幅土地。於二零零三年十二月三十一日，未就土地成本作出撥備之資本承擔金額約為43,000,000港元。於二零零三年之資本承擔總額為89,000,000港元（二零零二年：68,000,000港元）。

於二零零三年十二月三十一日，除日常業務之已貼現商業票據外，並無重大或然負債或資產負債表外之承擔。

抵押

於二零零三年十二月三十一日，本集團將賬面淨值總額為14,000,000港元之若干永久業權土地及樓宇作為抵押，以獲得一般銀行融資額。該抵押已於年結後償還抵押貸款時獲解除。

主要客戶及供應商

截至二零零三年十二月三十一日止年度：

i. 本集團最大客戶及五大客戶分別約佔本集團總營業額之39.0%及65.4%。

ii. 本集團最大供應商及五大供應商分別約佔本集團採購貨品總額（不包括屬於資本性質之採購項目）之4.2%及18.5%。

據董事會所知，董事、彼等之聯繫人士或擁有創科實業股本5%以上之股東概無擁有五大客戶或供應商之任何權益。

人力資源

隨著本集團擴充業務規模及收購Royal，截至二零零三年十二月三十一日，本集團在香港及海外共聘用16,000名僱員（二零零二年：12,000名僱員）。本年度之員工成本總額為984,000,000港元（二零零二年：625,000,000港元）。

本集團相信人才對企業之持續發展及盈利能力至為重要，故此會繼續為各級員工提供與職務相關之培訓，以提高員工技術水平及工作能力。

此外，本集團亦提供理想薪酬，並會根據個別員工表現和集團表現而向全體合資格員工酌情發放優先認股權及花紅。

投資者關係及企業傳訊

本集團深諳與股東及投資者維持有效溝通之重要性。為此，本集團與分析員及機構股東定期會晤，以推廣投資者關係及企業傳訊。此外，本公司亦設立互聯網網站，並定時進行更新，確保各界人士可知悉本公司之最新資料。

購買、出售或贖回股份

本公司或其任何附屬公司於本年度內並無購買、出售或贖回本公司之股份。

審核委員會

審核委員會主要由多位獨立非執行董事組成。審核委員會已和管理層審閱本集團所採用之會計準則及慣例，並曾商討內部監控及財務申報事宜，包括審閱截至二零零三年十二月三十一日止年度之經審核末期財務報表。

暫停辦理股份過戶登記手續

本公司將於二零零四年六月十四日星期一至二零零四年六月十八日星期五（包括首尾兩天在內）暫停辦理股份過戶登記手續。如欲獲派發將於股東週年大會上批准之末期股息，須於二零零四年六月十一日星期五下午四時前將所有過戶文件連同有關股票送交本公司之股份過戶登記處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

執行管理層



從左至右

Robert Freitag
北美洲電動工具
產品業務部總裁

陳建華
業務營運董事
集團執行董事

陳志聰
集團財務總監
集團執行董事

Horst Julius Pudwill
主席兼行政總裁
集團執行董事

鍾志平
集團董事總經理
集團執行董事

浦上彰夫博士
創科實業有限公司
董事總經理
集團執行董事

David Butts
地板護理產品國際
業務部高級副總裁

Hughes Sanoner
朗麗實業有限公司
總裁兼行政總裁



Jeff Dils

Ken Brazell

Philippe Buisson

Norman McDonald

jur. Matthias Hartz 博士

ee E. Sowell

Alex Chunn



集團執行董事

Horst Julius Pudwill MSc

主席兼行政總裁

Horst Julius Pudwill先生現年五十八歲，為創科實業之創辦人，並於一九八五年起出任主席兼行政總裁。彼負責制訂創科實業之發展策略，專注本集團之架構、產品及服務之推廣及發展具盈利前景之業務，並致力調整本集團之發展方向以迎合客戶需要。

Pudwill先生為工程碩士及商業學士，在國際商業方面擁有豐富經驗。

鍾志平 MSc

集團董事總經理

鍾志平先生現年五十二歲，為創科實業另一創辦人，並於一九八五年起出任集團董事總經理。彼負責本集團之企業及業務管理。彼獲英國華威大學頒授工程業務管理之理學碩士銜。

鍾先生榮獲一九九七年香港青年工業家獎，現任香港理工大學校董會副主席、香港工業總會副會長、嶺南大學商學院諮詢委員會委員、香港安全認證中心和香港標準及檢定中心董事、香港應用科技研究有限公司董事、東莞市外商投資企業協會副監事長。彼亦為建溢集團有限公司之獨立非執行董事。

陳建華 FCCA, AHKSA, APM

業務營運董事

陳建華先生現年四十四歲，彼於一九八八年加入本集團，並於一九九零年獲委任為執行董事，現時負責本集團之生產營運業務。

陳先生為英國公認會計師公會及香港會計師公會之資深會員，並為香港塑膠及金屬業協會評審中心會員。

陳志聰 FCCA, FHKSA, ATIHK, CPA

集團財務總監

陳志聰先生現年五十歲，彼於一九九一年加入本集團，並於一九九二年獲委任為執行董事，現時負責本集團之企業事務及財務管理。

陳先生為英國公認會計師公會及香港會計師公會之資深會員、香港華人會計師公會會員、香港税務學會會員，並在香港獲得執業會計師資格。

浦上彰夫博士 Ph.D

董事總經理 —
鴻亮遠東有限公司

浦上彰夫博士現年六十一歲，彼於一九八九年獲委任為董事，並於二零零一年獲委任為執行董事，現時負責本集團之戶外園藝電動工具業務，包括管理工程及生產部門。

浦上彰夫博士於一九七零年獲Northwestern University頒授物料科學哲學博士銜。

獨立非執行董事

Christopher Patrick Langley OBE

Christopher Patrick Langley先生現年五十九歲，於二零零一年五月獲委任為董事。彼前為香港上海匯豐銀行有限公司之執行董事，現擔任多間上市公司之董事，與香港商界保持密切聯繫。

張定球

張定球先生現年六十二歲，於一九九一年獲委任為董事。彼亦為環球飲食文化集團有限公司之非執行董事，並為保華德祥建築集團有限公司及金山實業(集團)有限公司之獨立非執行董事和玉皇朝飲食文化集團有限公司之執行董事。

張先生畢業於倫敦大學學院法律系，自一九七零年起出任執業律師，現為張葉司徒陳律師事務所執行合夥人。彼亦為香港之公證人。

Joel Arthur Schleicher CPA, BSB

Joel Arthur Schleicher先生現年五十二歲，於一九九八年獲委任為董事。彼在製造業及科技／電訊業具二十八年管理經驗。

Schleicher先生現任Integated Solutions, Inc.之主席兼行政總裁，彼前為Interpath Communications, Inc.之主席兼行政總裁、Expanets, Inc.之行政總裁及Nextel Communications, Inc.之總裁兼總營運主管。彼現任美國及國際多間公司之董事會成員，並擔任多間私人公司之顧問。

高級管理人員

亞洲

創科實業有限公司
創科電業製品(香港)有限公司

David Butts
地板護理產品國際業務部高級副總裁
現年四十五歲，於一九九八年入職

陳子匡
集團總監
現年四十一歲，於一九九五年入職

徐國華
法律顧問
現年三十五歲，於二零零二年入職

Alex Chunn
亞洲區產品概念開發部總監
現年四十一歲，於一九九九年入職

Peter Fischer
歐洲市場推廣部總經理
現年四十八歲，於一九八八年入職

jur. Matthias Hartz 博士
企業總監兼法律事務部總監
現年四十五歲，於二零零三年入職

簡錦財
電動工具業務部高級工程經理
現年四十一歲，於一九九零年入職

林恩賜
採購部總經理
現年五十三歲，於二零零零年入職

Donald McLamb
提升品質保證部副總裁
現年六十三歲，於一九九三年入職

冼學賢
地板護理產品業務工程及開發部總經理
現年四十二歲，於一九九三年入職

Roger Smith
電動工具及配件外判業務產品工程部副總裁
現年五十三歲，於二零零一年入職

Kevin Toohey
充電式電動工具業務部副總裁
現年四十九歲，於一九九四年入職

鴻亮遠東有限公司
William Barefoot
業務營運部副總裁
現年五十七歲，於二零零三年入職

Andrew Eyre
產品開發部總監
現年三十九歲，於二零零一年入職

Gimelli Laboratories Co. Ltd.
Bruno Gimelli
執行董事
現年五十七歲，於一九九一年入職

李國松
董事總經理
現年五十一歲，於一九八二年入職

朗廣實業有限公司
Hughes Sanoner
總裁兼行政總裁
現年三十八歲，於一九九一年入職

北美洲

Ryobi Technologies, Inc.
OWT Industries, Inc.

Robert Freitag
北美洲電動工具產品業務部總裁
現年四十五歲，於二零零零年入職

Jeff Dils
北美洲電動工具業務部總裁
現年四十三歲，於二零零零年入職

Philippe Buisson
北美洲電動工具產品業務部財務總監
現年四十四歲，於二零零零年入職

Norman McDonald
北美洲業務營運部高級副總裁
現年四十六歲，於二零零三年入職

Concept Center International
Ken Brazell
北美洲工業設計及產品概念開發部總監
現年四十一歲，於一九九零年入職

Homelite Consumer Products, Inc.
Lee E. Sowell
北美洲戶外園藝電動工具業務部總裁
現年四十七歲，於二零零一年入職

Royal Appliance Mfg. Co.
Rick Farone
銷售、市場推廣及工程部副行政總裁
現年四十歲，於一九八七年入職

Dave Brickner
業務營運部副行政總裁
現年三十七歲，於一九八八年入職

Rich Vasek
財務部副行政總裁兼財務總監
現年三十九歲，於一九九一年入職

Ryobi Technologies Canada, Inc.
Sam Purdy
副總裁兼總經理
現年五十二歲，於一九八零年入職

歐洲

Royal Appliance International GmbH
Ralf Lindner
董事總經理兼行政總裁
現年四十五歲，於一九九五年入職

Ryobi Technologies France S.A.
Michel Violleau
總裁
現年五十七歲，於一九九一年入職

Ryobi Technologies GmbH
Walter Eichinger
中歐及東歐業務部董事總經理
現年四十九歲，於二零零一年入職

Ryobi Techonologies (UK) Ltd.
Mark Pearson
董事總經理
現年四十歲，於二零零二年入職

Vax Ltd.
Patrick Austen
主席
現年六十歲，於一九九七年入職

Simon Lawson
董事總經理
現年三十七歲，於二零零三年入職

澳大利西亞

Ryobi Technologies Australia Pty Ltd.
Ryobi Technologies (New Zealand) Ltd.
Stephen Hardy
總經理
現年四十二歲，於一九九八年入職

Vax Appliances (Australia) Pty Ltd.
Eddy Baroni
行政總裁
現年六十五歲，於一九八四年入職

董事會報告書

董事會欣然向各股東提呈截至二零零三年十二月三十一日止年度之週年報告及經審核財務報表。

主要業務

本公司為一間投資控股公司，並製造與經銷電器及電子產品。

各主要附屬公司及聯營公司之主要業務分別載於財務報表附註第39項及第40項。

業績及溢利分配

本集團截至二零零三年十二月三十一日止年度之業績載於第38頁之綜合收入報表。

本年度內曾向股東派發中期股息每股7.25港仙，合共47,863,000港元。

董事會現建議向二零零四年六月十八日名列股東名冊上之股東派發末期股息每股17.75港仙，合共約117,591,000港元。

物業、廠房及設備

本集團繼續擴充業務，於本年度內動用約117,764,000港元以購買鑄模及工具；約51,062,000港元以購買辦公室設備、傢俬及裝置；及約36,640,000港元以購買廠房設備及機器。於本年度內，本集團及本公司之上述及其他物業、廠房及設備變動詳情載於財務報表附註第14項。

股本

本年度內，本公司依據其授出之優先認股權獲行使而發行16,770,000股股份，收取之總代價約為61,938,000港元。於本年度內，本公司之股本變動詳情載於財務報表附註第27項。

本公司及其任何附屬公司於本年度內概無購買、出售或贖回任何本公司之上市證券。

董事

以下為本年度及截至發表本報告書日期止之本公司董事：

集團執行董事：

Horst Julius Pudwill 先生　*主席兼行政總裁*
鍾志平先生　*集團董事總經理*
陳建華先生
陳志聰先生
浦上彰夫博士

董事（*續*）

非執行董事：

吉川進先生　　（於二零零三年七月二十五日辭任）

獨立非執行董事：

張定球先生

Joel Arthur Schleicher 先生

Christopher Patrick Langley 先生

根據本公司之公司組織章程細則第一零三條規定，鍾志平先生、陳建華先生及Joel Arthur Schleicher先生將於應屆股東週年大會上告退，惟彼等均已表示願意膺選連任。

擬於應屆股東週年大會上膺選連任之董事，並無與本集團簽訂任何於一年內，在不給予補償（法定補償除外）之情況下不得終止之服務合約。

獨立非執行董事之任期

獨立非執行董事之任期至根據本公司之公司組織章程細則第一零三條規定輪值告退為止。

董事及主要行政人員之股份權益

於二零零三年十二月三十一日，依據證券及期貨條例（「證券及期貨條例」）第XV部第7及8分部已通知本公司，本公司之董事及主要行政人員擁有本公司或其任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份及債權證之權益及淡倉（包括依據證券及期貨條例規定該董事或主要行政人員被視為擁有之權益及淡倉），或根據證券及期貨條例第352條規定須予保存之登記冊所記錄，或已另行通知本公司及依據上市公司董事進行證券交易之標準守則已通知香港聯合交易所有限公司（「聯交所」）之權益如下：

董事	公司／相聯法團名稱	身份／權益性質	股份權益（依據股本衍生工具而持有除外）[1]	依據股本衍生工具而持有之相關股份權益[1]	股份／相關股份權益總額	佔權益總額之概約百分比
Horst Julius Pudwill 先生	本公司	實益擁有人	35,896,000	15,344,000	162,949,897	24.60%
	本公司	配偶權益	380,000	–	–	
	本公司	受控法團權益	111,329,897 [2]	–	–	
鍾志平先生	本公司	實益擁有人	56,750,974	6,712,000	82,068,489	12.39%
	本公司	配偶權益	68,000	–	–	
	本公司	受控法團權益	18,537,515 [3]	–	–	
陳建華先生	本公司	實益擁有人	1,182,000	250,000	1,432,000	0.22%
陳志聰先生	本公司	實益擁有人	500,000	750,000	1,250,000	0.19%
浦上彰夫博士	本公司	實益擁有人	–	750,000	750,000	0.11%
張定球先生	本公司	實益擁有人	960,000	350,000	1,310,000	0.20%
Joel Arthur Schleicher 先生	本公司	實益擁有人	100,000	200,000	300,000	0.05%
Christopher Patrick Langley 先生	本公司	實益擁有人	150,000	200,000	350,000	0.05%

董事及主要行政人員之股份權益*(續)*

附註：

(1) 上述股份及相關股份之權益均屬於好倉。

股本衍生工具以實物方式交收及屬於非上市。

本公司之董事擁有依據股本衍生工具而持有之相關股份權益乃為依據本公司採納之優先認股計劃授予該等董事之優先認股權，有關詳情另行載於下文「優先認股權」一節。

(2) 此等股份由下列公司持有，而下列公司則由Horst Julius Pudwill先生實益擁有：

	股份數目
Sunning Inc.	92,792,382
Cordless Industries Company Limited*	18,537,515
	111,329,897

(3) 此等股份由Cordless Industries Company Limited*持有，而該公司則由鍾志平先生實益擁有。

** Cordless Industries Company Limited由Horst Julius Pudwill先生及鍾志平先生共同擁有。*

除上文所披露者外，於二零零三年十二月三十一日，本公司之董事及主要行政人員概無擁有本公司及其相聯法團(定義見證券及期貨條例第XV部)之任何股份、相關股份或債權證之權益或淡倉。

優先認股權

於一九九零年十一月二十八日採納並於二零零零年十一月二十七日屆滿之計劃(「A計劃」)

按照本公司於一九九零年十一月二十八日通過決議案採納之優先認股計劃，董事會可以無償代價方式賦予合資格僱員(包括本公司及其附屬公司之全職僱員及執行董事)可認購本公司股份之優先認股權。該計劃之目的乃為向董事及合資格僱員提供鼓勵或嘉獎。

優先認股權須於授出日期起計二十一日內接納。任何授出之優先認股權可於授出日期後屆滿一年之該日起計直至屆滿十年之該日辦公時間完結時止期間行使。

所釐訂之認購價不得低於股份面值與緊接授出優先認股權日期之前五個交易日股份在聯交所收市價平均值之80%(以兩者中之較高者為準)。授出之優先認股權可認購之股份數目最高不得超過本公司不時已發行股本之10%，惟此上限並不包括依據優先認股計劃所發行之股份，並且不得超過任何一個財政年度內已發行股本之1%。倘某僱員根據獲授之優先認股權如獲全數行使時，將導致該僱員可認購之股份數目超過根據A計劃當時已發行及可發行股份總數之25%，則不得賦予該僱員優先認股權。

A計劃已於二零零零年十一月二十七日屆滿。

優先認股權*（續）*

於二零零一年五月二十五日採納之計劃（「B計劃」）

繼A計劃於二零零零年十一月屆滿後，本公司於二零零一年五月二十五日通過決議案採納一項新訂優先認股計劃，其目的乃為向董事及合資格人士提供鼓勵或嘉獎。根據B計劃，本公司董事會可賦予合資格人士（包括本公司及其附屬公司之全職行政人員、執行董事及全職僱員）可認購本公司股份之優先認股權。

優先認股權須於授出日期起計二十一日內接納，並須就獲授之優先認股權支付現金1港元作為代價。優先認股權可於接納日期起計直至屆滿五年之該日止期間任何時間行使。所釐訂之認購價不得低於股份面值與緊接授出優先認股權日期之前五個交易日股份在聯交所收市價平均值之80%（以兩者中之較高者為準）。

根據B計劃所授出之優先認股權可認購之股份數目最高不得超過本公司不時已發行股本之10%。倘若某僱員獲賦予之優先認股權如獲全數行使時，將導致該僱員可認購之股份數目超過根據B計劃當時已發行及可發行股份總數之25%，則不得賦予該僱員優先認股權。

B計劃已於二零零二年三月二十八日通過決議案予以終止。

於二零零二年三月二十八日採納之計劃（「C計劃」）

繼B計劃被終止後，本公司於二零零二年三月二十八日通過決議案採納另一項新訂優先認股計劃，以肯定合資格人士對本集團之業務發展及增長所作之貢獻。該計劃將於二零零七年三月二十七日屆滿。根據C計劃，本公司董事會可賦予下列本公司、其附屬公司及本集團持有股權之任何公司之合資格人士（及彼等之全資附屬公司）可認購本公司股份之優先認股權：

(i) 僱員；或

(ii) 非執行董事；或

(iii) 供應商或客戶；或

(iv) 提供研究、開發或其他技術支援之任何人士或機構；或

(v) 股東。

優先認股權須於授出日期起計二十一日內接納，並須就獲授之優先認股權支付現金1港元作為代價。優先認股權可於授出日期起計直至屆滿五年之該日止期間任何時間行使。所釐訂之認購價以下列三者中之最高者為準：於授出優先認股權日期股份之收市價；或緊接授出日期之前五個交易日聯交所每日報價表註明股份之平均收市價；或於授出日期股份之面值。

根據C計劃所授出之優先認股權可認購之股份數目最高不得超過本公司不時已發行股本之30%或於C計劃之採納日期已發行股份之10%。直至授出日期止十二個月內，任何人士獲授之優先認股權可認購之股份數目不得超過於授出日期已發行股份之1%。

優先認股權（續）

本年度內，本公司之優先認股權變動如下：

董事	授予優先認股權日期	優先認股計劃類別	於年初尚未行使之優先認股權	年內授予之優先認股權	年內行使之優先認股權	年內已屆滿之優先認股權	於年終尚未行使之優先認股權	認購價 港元	行使期
Horst Julius Pudwill先生	6.6.2001	B計劃	800,000	-	800,000	-	-	2.0920	6.6.2001 - 5.6.2006
	19.6.2001	B計劃	3,000,000	-	800,000	-	2,200,000	2.2600	19.6.2001 - 18.6.2006
	5.7.2001	B計劃	1,200,000	-	1,200,000	-	-	2.1480	5.7.2001 - 4.7.2006
	28.6.2002	C計劃	12,864,000	-	-	-	12,864,000	7.2000	28.6.2002 - 27.6.2007
	19.9.2003	C計劃	-	280,000	-	-	280,000	17.3700	19.9.2003 - 18.9.2008
鍾志平先生	6.6.2001	B計劃	1,000,000	-	1,000,000	-	-	2.0920	6.6.2001 - 5.6.2006
	19.6.2001	B計劃	1,000,000	-	1,000,000	-	-	2.2600	19.6.2001 - 18.6.2006
	5.7.2001	B計劃	1,000,000	-	1,000,000	-	-	2.1480	5.7.2001 - 4.7.2006
	28.6.2002	C計劃	6,432,000	-	-	-	6,432,000	7.2000	28.6.2002 - 27.6.2007
	19.9.2003	C計劃	-	280,000	-	-	280,000	17.3700	19.9.2003 - 18.9.2008
陳建華先生	30.4.2002	C計劃	300,000	-	300,000	-	-	6.4000	30.4.2002 - 29.4.2007
	5.7.2002	C計劃	200,000	-	200,000	-	-	6.7000	5.7.2002 - 4.7.2007
	18.10.2002	C計劃	1,000,000	-	1,000,000	-	-	5.9000	18.10.2002 - 17.10.2007
	19.9.2003	C計劃	-	250,000	-	-	250,000	17.3700	19.9.2003 - 18.9.2008
陳志聰先生	6.6.2001	B計劃	500,000	-	500,000	-	-	2.0920	6.6.2001 - 5.6.2006
	19.6.2001	B計劃	500,000	-	500,000	-	-	2.2600	19.6.2001 - 18.6.2006
	30.4.2002	C計劃	300,000	-	300,000	-	-	6.4000	30.4.2002 - 29.4.2007
	5.7.2002	C計劃	200,000	-	200,000	-	-	6.7000	5.7.2002 - 4.7.2007
	17.7.2003	C計劃	-	500,000	-	-	500,000	15.2500	17.7.2003 - 16.7.2008
	19.9.2003	C計劃	-	250,000	-	-	250,000	17.3700	19.9.2003 - 18.9.2008
浦上彰夫博士	6.6.2001	B計劃	250,000	-	-	-	250,000	2.0920	6.6.2001 - 5.6.2006
	30.4.2002	C計劃	250,000	-	-	-	250,000	6.4000	30.4.2002 - 29.4.2007
	5.7.2002	C計劃	100,000	-	-	-	100,000	6.7000	5.7.2002 - 4.7.2007
	17.7.2003	C計劃	-	150,000	-	-	150,000	15.2500	17.7.2003 - 16.7.2008
張定球先生	30.4.2002	C計劃	200,000	-	-	-	200,000	6.4000	30.4.2002 - 29.4.2007
	17.7.2003	C計劃	-	150,000	-	-	150,000	15.2500	17.7.2003 - 16.7.2008
Joel Arthur Schleicher先生	30.4.2002	C計劃	100,000	-	-	-	100,000	6.4000	30.4.2002 - 29.4.2007
	17.7.2003	C計劃	-	100,000	-	-	100,000	15.2500	17.7.2003 - 16.7.2008
Christopher Patrick Langley先生	30.4.2002	C計劃	100,000	-	-	-	100,000	6.4000	30.4.2002 - 29.4.2007
	17.7.2003	C計劃	-	100,000	-	-	100,000	15.2500	17.7.2003 - 16.7.2008
董事獲授總額			31,296,000	2,060,000	8,800,000	-	24,556,000		
僱員	27.10.1997	A計劃	100,000	-	-	100,000	-	1.1504	27.10.1998 - 26.10.2007
	20.9.1999	A計劃	100,000	-	-	100,000	-	1.1584	20.9.2000 - 19.9.2009
	30.12.1999	A計劃	100,000	-	-	100,000	-	0.9776	30.12.2000 - 29.12.2009
	4.1.2000	A計劃	100,000	-	100,000	-	-	1.0000	4.1.2001 - 3.1.2010
	8.6.2001	B計劃	750,000	-	250,000	500,000	-	2.1960	8.6.2001 - 7.6.2006
	23.7.2001	B計劃	3,750,000	-	3,450,000	-	300,000	2.1160	23.7.2001 - 22.7.2006
	30.4.2002	C計劃	8,375,000	-	3,920,000	325,000	4,130,000	6.4000	30.4.2002 - 29.4.2007
	31.5.2002	C計劃	250,000	-	250,000	-	-	6.9800	31.5.2002 - 30.5.2007
	5.7.2002	C計劃	1,000,000	-	-	-	1,000,000	6.7000	5.7.2002 - 4.7.2007
	6.6.2003	C計劃	-	50,000	-	-	50,000	12.0800	6.6.2003 - 5.6.2008
	10.6.2003	C計劃	-	500,000	-	-	500,000	12.3500	10.6.2003 - 9.6.2008
	17.7.2003	C計劃	-	10,591,000	-	36,000	10,555,000	15.2500	17.7.2003 - 16.7.2008
	13.8.2003	C計劃	-	30,000	-	-	30,000	16.1500	13.8.2003 - 12.8.2008
	1.9.2003	C計劃	-	32,000	-	-	32,000	17.6500	1.9.2003 - 31.8.2008
	19.9.2003	C計劃	-	102,000	-	-	102,000	17.3700	19.9.2003 - 18.9.2008
	18.12.2003	C計劃	-	74,000	-	-	74,000	20.7200	18.12.2003 - 17.12.2008
僱員獲授總額			14,525,000	11,379,000	7,970,000	1,161,000	16,773,000		
其他	30.4.2002	C計劃	250,000	-	-	-	250,000	6.4000	30.4.2002 - 29.4.2007
各類人士獲授總額			46,071,000	13,439,000	16,770,000	1,161,000	41,579,000		

						佔本公司於年終之已發行股份總數百分比
A計劃下之總額	400,000	-	100,000	300,000	-	-
B計劃下之總額	13,750,000	-	10,500,000	500,000	2,750,000	0.42%
C計劃下之總額	31,921,000	13,439,000	6,170,000	361,000	38,829,000	5.86%
總額	46,071,000	13,439,000	16,770,000	1,161,000	41,579,000	6.28%

優先認股權（續）

緊接二零零三年六月六日、二零零三年六月十日、二零零三年七月十七日、二零零三年八月十三日、二零零三年九月一日、二零零三年九月十九日及二零零三年十二月十八日等授出日期之前，本公司股份之收市價分別為12.15港元、11.95港元、15.15港元、15.55港元、17.50港元、17.50港元及19.40港元。

於本年度已授出之優先認股權按其截至二零零三年六月六日、二零零三年六月十日、二零零三年七月十七日、二零零三年八月十三日、二零零三年九月一日、二零零三年九月十九日及二零零三年十二月十八日等授出日期計算之公平價值分別為3.84港元、3.97港元、4.61港元、5.32港元、5.83港元、5.41港元及6.64港元。採用Black-Scholes期權定價模式計算公平價值所依據之主要假定如下：

授出日期	優先認股權之預計使用年限	根據過往股價波幅計算之預計波幅	香港外匯基金債券息率	預計每年股息收益率
6.6.2003	三年	50%	1.658%	1.5%
10.6.2003	三年	50%	1.575%	1.5%
17.7.2003	三年	50%	2.059%	1.5%
13.8.2003	三年	50%	2.437%	1.5%
1.9.2003	三年	50%	2.572%	1.5%
19.9.2003	三年	50%	2.211%	1.5%
18.12.2003	三年	50%	2.070%	1.5%

在計算公平價值時，由於缺乏歷史數據，故未有就預期會被收回之優先認股權作出調整。

Black-Scholes期權定價模式要求採用非常主觀性之假定，包括股價波幅。由於此等帶主觀性之假定在變動時可以對公平價值之估算構成重大影響，故董事會認為以現有模式並不一定能提供一個釐訂優先認股權公平價值既可靠而單一之標準。

在收入報表內並無就本年度授出之優先認股權價值而確認任何開支。

購買股份或債券之安排

除上文所披露者外，於本年度任何時間內本公司或其任何附屬公司並無訂立任何安排，致使本公司之董事可藉購入本公司或任何其他法人團體之股份或債券而獲益，而董事或主要行政人員或彼等之配偶或未滿十八歲之子女亦無擁有任何可認購本公司證券之權利或曾行使任何該等權利。

董事之重大合約權益

於本年度結算日或本年度任何時間內，本公司之董事並無於本公司或其任何附屬公司所訂立之重大合約中直接或間接擁有重大權益。

主要股東之股份權益

於二零零三年十二月三十一日，依據證券及期貨條例第336條規定本公司須予保存之登記冊所記錄，下列人士（本公司之董事及主要行政人員除外）已依據證券及期貨條例第XV部第2及3分部向本公司披露擁有本公司之股份、相關股份及債權證之權益及淡倉如下：

名稱	股份權益總額(1)	佔權益總額之概約百分比
FMR Corp.(2)	73,637,500	11.12%
Wellington Management Company, LLP(3)	53,848,426	8.13%
J.P. Morgan Chase & Co.(4)	45,607,790	6.88%

主要股東之股份權益（續）

附註：

(1) 上述股份權益均屬於好倉。

(2) FMR Corp.以投資經理人身份持有73,637,500股股份。

(3) Wellington Management Company, LLP以投資經理人身份持有53,848,426股股份。

(4) J.P. Morgan Chase & Co.持有之股份權益分析如下：

名稱	備註	股份權益總額		佔權益之概約百分比
		直接持有之權益	當作持有之權益	
J.P. Morgan Chase & Co.	(a)	–	45,607,790	6.88%
J.P. Morgan Fleming Asset Management Holdings Inc.	(b)	–	26,524,000	4.00%
J.P. Morgan Fleming Asset Management (Asia) Inc.	(b)	–	26,512,000	4.00%
JF Asset Management Limited	(b)	18,142,000	7,800,000	3.92%
JF Funds Limited	(b)	–	7,800,000	1.18%
JF Asset Management (Taiwan) Limited	(b)	7,800,000	–	1.18%
JF International Management Inc.	(b)	570,000	–	0.086%
Robert Fleming Holdings Ltd	(b)	–	12,000	0.002%
Robert Fleming Asset Management Ltd.	(b)	–	12,000	0.002%
J.P. Morgan Fleming Asset Management (UK) Limited	(b)	12,000	–	0.002%
JPMorgan Chase Bank	(b)	19,053,790	30,000	2.88%
J.P. Morgan International Inc.	(b)	–	30,000	0.005%
J.P. Morgan International Finance Limited	(b)	–	30,000	0.005%
J.P. Morgan Overseas Capital Corporation	(b)	–	30,000	0.005%
J.P. Morgan Whitefriars Inc.	(b)	30,000	–	0.005%

備註：

(a) J.P. Morgan Chase & Co.於紐約證券交易所上市。

J.P. Morgan Chase & Co.以下列身份持有45,607,790股股份：30,000股以實益擁有人身份持有、26,524,000股以投資經理人身份持有、19,053,790股以其他身份持有。

上述45,607,790股股份包括19,053,790股可供借出之股份。

(b) J.P. Morgan Fleming Asset Management Holdings Inc.、J.P. Morgan Fleming Asset Management (Asia) Inc.、JF Asset Management Limited、JF Funds Limited、JF Asset Management (Taiwan) Limited、JF International Management Inc.、Robert Fleming Holdings Ltd、Robert Fleming Asset Management Ltd.、J.P. Morgan Fleming Asset Management (UK) Limited、JPMorgan Chase Bank、J.P. Morgan International Inc.、J.P. Morgan International Finance Limited、J.P. Morgan Overseas Capital Corporation及J.P. Morgan Whitefriars Inc.均為J.P. Morgan Chase & Co.之直接或間接附屬公司；基於證券及期貨條例規定，J.P. Morgan Chase & Co.被視為擁有此等附屬公司所持股份之權益。

除上文所披露者外，於二零零三年十二月三十一日，概無任何人士擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露於本公司之股份或相關股份之權益或淡倉。

公司管治

截至二零零三年十二月三十一日止年度內，本公司一直遵守香港聯合交易所有限公司之證券上市規則附錄十四所載之最佳應用守則。

捐贈

本集團於本年度之慈善捐款及其他捐贈款額共達479,000港元。

核數師

本公司將於股東週年大會上提呈續聘德勤•關黃陳方會計師行為本公司核數師之決議案。

董事會代表

Horst Julius Pudwill

主席兼行政總裁

香港

二零零四年四月七日

德勤‧關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

致創科實業有限公司全體股東

（於香港註冊成立之有限公司）

本核數師行已完成審核載於第38頁至第84頁按照香港普遍採納之會計原則編製的財務報表。

董事及核數師的個別責任

公司條例規定董事須編製真實與公平的財務報表。在編製該等財務報表時，董事必須貫徹採用合適的會計政策。

本行的責任是根據本行審核工作的結果，對該等財務報表表達獨立的意見，並按照公司條例第141條規定只向整體股東作出報告，而不可用作其他用途。本行概不就本報告之內容對任何其他人士負上或承擔責任。

意見的基礎

本行是按照香港會計師公會頒佈的核數準則進行審核工作。審核範圍包括以抽查方式審核與財務報表所載數額及披露事項有關的憑證，亦包括評估董事於編製該等財務報表時所作的重大估計和判斷、所釐定的會計政策是否適合　貴公司及　貴集團的具體情況，及是否貫徹應用並足夠地披露該等會計政策。

本行在策劃和進行審核工作時，均以取得一切本行認為必需的資料及解釋為目標，使本行能獲得充份的憑證，就該等財務報表是否存有重要錯誤陳述，作出合理的確定。在表達意見時，本行亦已衡量該等財務報表所載的資料在整體上是否足夠。本行相信，本行的審核工作已為下列意見建立合理的基礎。

意見

本行認為上述的財務報表均真實與公平反映　貴公司及　貴集團於二零零三年十二月三十一日的財務狀況及　貴集團截至該日止年度的溢利和現金流量，並已按照公司條例妥善編製。

德勤‧關黃陳方會計師行

執業會計師

香港

二零零四年四月七日

綜合收入報表

截至二零零三年十二月三十一日止年度

	附註	2003 千港元	2002 千港元 (重列)
營業額	5	**13,182,808**	9,492,938
銷售成本		**(9,284,759)**	(7,025,629)
毛利總額		**3,898,049**	2,467,309
其他經營收入		**39,575**	55,495
利息收入	6	**16,743**	13,738
銷售、分銷、宣傳及保用費用		**(1,574,549)**	(1,018,925)
行政費用		**(1,246,615)**	(826,075)
研究及開發費用		**(268,244)**	(111,784)
經營溢利	7	**864,959**	579,758
財務成本	8	**(95,731)**	(83,978)
未計應佔聯營公司業績及稅項前溢利		**769,228**	495,780
應佔聯營公司業績		**(987)**	121
除稅前溢利		**768,241**	495,901
稅項	11	**(66,811)**	(70,246)
未計少數股東權益前溢利		**701,430**	425,655
少數股東權益		**(27,457)**	(12,241)
本年度溢利		**673,973**	413,414
股息	12	**(113,251)**	(83,755)
每股盈利	13		
基本		**1.03港元**	0.66港元
攤薄後		**1.01港元**	0.66港元

綜合資產負債表

二零零三年十二月三十一日

	附註	**2003** 千港元	2002 千港元 (重列)
資產			
非流動資產			
物業、廠房及設備	14	**904,356**	846,766
商譽	15	**652,760**	107,714
負商譽	16	**(33,175)**	(37,481)
無形資產	17	**25,154**	12,858
於聯營公司應佔資產額	19	**118,394**	117,265
證券投資	20	**41,419**	55,447
遞延税項資產	29	**273,937**	168,196
其他資產		**1,195**	1,195
		1,984,040	1,271,960
流動資產			
存貨	21	**2,491,650**	1,592,034
銷售賬款及其他應收賬	22	**2,197,789**	1,213,434
訂金及預付款項		**293,408**	197,997
應收票據		**36,409**	261,186
證券投資	20	**5,575**	7,385
可退回税款		**51,274**	16,858
聯營公司銷售賬款		**48**	6,760
銀行結餘、存款及現金		**2,586,075**	1,855,491
		7,662,228	5,151,145
流動負債			
採購賬款及其他應付賬	23	**2,084,198**	1,462,030
應付票據		**2,809,963**	1,613,634
保用撥備	24	**208,552**	79,315
聯營公司採購賬款		**3,230**	–
應繳税項		**68,114**	52,787
融資租約之承擔 — 於一年內到期	25	**5,485**	7,336
借款 — 於一年內到期	26	**497,975**	781,156
		5,677,517	3,996,258
流動資產淨值		**1,984,711**	1,154,887
資產總值減流動負債		**3,968,751**	2,426,847

	附註	2003 千港元	2002 千港元 (重列)
股本與儲備			
股本	27	**132,497**	129,143
儲備		**2,380,387**	1,698,794
		2,512,884	1,827,937
少數股東權益		**46,374**	18,917
非流動負債			
融資租約之承擔 — 於一年後到期	25	**14,261**	3,497
借款 — 於一年後到期	26	**1,348,497**	554,059
遞延稅項負債	29	**46,735**	22,437
		1,409,493	579,993
		3,968,751	2,426,847

第38頁至第84頁之財務報表已於二零零四年四月七日獲董事會通過及批准刊發，並由下列董事代表簽署：

陳志聰	**鍾志平**
集團執行董事	集團董事總經理

資產負債表
二零零三年十二月三十一日

	附註	2003 千港元	2002 千港元 （重列）
資產			
非流動資產			
物業、廠房及設備	14	**233,659**	244,261
無形資產	17	**5,659**	6,400
於附屬公司之投資	18	**402,408**	472,663
於聯營公司應佔資產額	19	**85,587**	89,130
證券投資	20	**10,454**	15,681
其他資產		**1,195**	1,195
		738,962	829,330
流動資產			
存貨	21	**467,985**	389,311
銷售賬款及其他應收賬	22	**42,379**	73,316
訂金及預付款項		**78,514**	67,805
應收票據		**12,280**	191,355
證券投資	20	**5,575**	7,385
附屬公司之欠款		**4,200,897**	1,996,921
銀行結餘、存款及現金		**1,067,850**	791,912
		5,875,480	3,518,005
流動負債			
採購賬款及其他應付賬	23	**839,598**	417,439
應付票據		**2,510,640**	1,487,570
欠附屬公司之款項		**549,641**	255,087
欠聯營公司之款項		**3,230**	–
應繳税項		**37,168**	9,357
融資租約之承擔 — 於一年內到期	25	**1,963**	5,109
借款 — 於一年內到期	26	**165,815**	320,093
		4,108,055	2,494,655
流動資產淨值		**1,767,425**	1,023,350
資產總值減流動負債		**2,506,387**	1,852,680

	附註	**2003** **千港元**	2002 千港元 (重列)
股本與儲備			
股本	27	**132,497**	129,143
儲備	28	**2,106,955**	1,551,731
		2,239,452	1,680,874
非流動負債			
融資租約之承擔 — 於一年後到期	25	**595**	2,473
借款 — 於一年後到期	26	**251,334**	156,000
遞延税項負債	29	**15,006**	13,333
		266,935	171,806
		2,506,387	1,852,680

陳志聰
集團執行董事

鍾志平
集團董事總經理

綜合權益變動表
截至二零零三年十二月三十一日止年度

	股本	股份溢價	換算儲備	保留溢利	總額
	千港元	千港元	千港元	千港元	千港元
於二零零二年一月一日					
一 以往呈報金額	114,903	242,313	(5,244)	751,402	1,103,374
一 前期調整(附註2)	–	–	(9,671)	21,002	11,331
一 重列金額	114,903	242,313	(14,915)	772,404	1,114,705
未於收入報表內確認					
換算海外業務之財務報告					
所引起之匯兑差額	–	–	(1,853)	–	(1,853)
按溢價發行股份	14,240	371,186	–	–	385,426
本年度溢利	–	–	–	413,414	413,414
末期股息 一 二零零一年	–	–	–	(45,060)	(45,060)
中期股息 一 二零零二年	–	–	–	(38,695)	(38,695)
於二零零三年一月一日	129,143	613,499	(16,768)	1,102,063	1,827,937
未於收入報表內確認					
換算海外業務之財務報告					
所引起之匯兑差額	–	–	62,287	–	62,287
按溢價發行股份	3,354	58,584	–	–	61,938
本年度溢利	–	–	–	673,973	673,973
末期股息 一 二零零二年	–	–	–	(65,388)	(65,388)
中期股息 一 二零零三年	–	–	–	(47,863)	(47,863)
於二零零三年十二月三十一日	**132,497**	**672,083**	**45,519**	**1,662,785**	**2,512,884**

本集團之保留溢利包括本集團應佔聯營公司之收購後虧損13,979,000港元(二零零二年:12,992,000港元),以及本集團關於聯營公司之換算儲備進賬款額1,541,000港元(二零零二年:1,541,000港元)。

綜合現金流動表
截至二零零三年十二月三十一日止年度

	附註	2003 千港元	2002 千港元 （重列）
經營活動			
經營溢利		864,959	579,758
調整：			
無形資產攤銷／撇銷		7,779	4,716
商譽攤銷		25,056	6,523
物業、廠房及設備折舊及攤銷		303,846	262,612
已確認之證券投資減值		14,028	6,673
利息收入		(16,743)	(13,738)
出售物業、廠房及設備之溢利		(4,304)	(16,073)
負商譽撥回收入		(4,306)	(4,306)
出售附屬公司之虧損	31	–	1,345
出售聯營公司之虧損		–	108
營運資金變動前之經營現金流動		1,190,315	827,618
存貨增加		(455,063)	(680,181)
銷售賬款及其他應收賬、訂金及預付款項增加		(747,305)	(397,117)
應收票據減少		225,641	70,579
聯營公司銷售賬款減少（增加）		6,712	(4,249)
採購賬款及其他應付賬增加		186,109	116,175
應付票據增加		1,196,329	1,006,475
保用撥備增加		59,640	50,622
聯營公司採購賬款增加		3,230	–
經營所得現金		1,665,608	989,922
已付利息		(93,647)	(83,978)
已付香港利得稅		(30,537)	(26,176)
已付海外稅項		(59,582)	(47,870)
獲退還海外稅款		16,138	870
來自經營活動之現金淨額		1,497,980	832,768
投資活動			
已收利息		16,743	13,738
出售物業、廠房及設備所得款項		94,920	35,396
購買物業、廠房及設備		(238,299)	(238,016)
添置無形資產		(6,642)	(11,388)
收購附屬公司（扣除所購入現金及現金等額）	30	(818,857)	(15,593)
出售附屬公司（扣除所出售現金及現金等額）	31	–	(275)
聯營公司（借款）還款		(2,116)	9,745
出售證券投資所得款項		1,810	–
收購聯營公司		–	(17,550)
購買證券投資		–	(4,076)
已抵押銀行存款減少		–	27,300
用於投資活動之現金淨額		(952,441)	(200,719)

	2003 千港元	2002 千港元 (重列)
融資活動		
取得之新銀行貸款	**1,178,302**	312,000
發行定息票據所得款項	**1,089,321**	–
發行股份所得款項	**61,938**	397,380
信託收據貸款增加	**14,697**	15,748
償還銀行貸款	**(2,037,364)**	(64,918)
償還融資租約之承擔	**(10,169)**	(10,719)
已派股息	**(113,251)**	(83,755)
已派予少數股東之股息	**–**	(3,301)
發行股份費用	**–**	(11,954)
來自融資活動之現金淨額	**183,474**	550,481
現金及現金等額增加淨額	**729,013**	1,182,530
年初之現金及現金等額	**1,753,900**	585,567
匯率折算之差額	**(38,815)**	(14,197)
年終之現金及現金等額	**2,444,098**	1,753,900
現金及現金等額結餘之分析		
可分為：		
銀行結餘、存款及現金	**2,586,075**	1,855,491
銀行透支	**(141,977)**	(101,591)
	2,444,098	1,753,900

1. 一般資料

本公司為一間在香港註冊成立之公眾有限公司，其股份在香港聯合交易所有限公司上市。

本集團之主要業務為製造與經銷電器及電子產品。

2. 採納經修訂會計實務準則

本年度內，本集團首次採納香港會計師公會頒佈之香港財務報告準則經修訂會計實務準則第12號：「所得稅」。香港財務報告準則之條款包含香港會計實務準則及香港會計師公會批准之詮釋。

實行會計實務準則第12號（經修訂）之影響主要與遞延稅項有關。以往年度，遞延稅項乃按「損益表負債法」作出部份撥備，即除預期不會於可見將來回撥之時差外，所產生之時差均會確認為負債。會計實務準則第12號（經修訂）要求採用「資產負債表負債法」，即就財務報表中資產及負債之賬面值與計算應課稅溢利所用相應稅基間之所有暫時性差異（除極少數情況例外）確認遞延稅項。基於會計實務準則第12號（經修訂）並無任何特定過渡安排之規定，新會計政策以追溯方式應用。二零零二年度之比較數額已相應地重新編列。

由於上述會計政策變動，於二零零二年一月一日之期初保留溢利增加21,002,000港元，即為會計政策變動對二零零二年一月一日以前期間業績之累計影響。上述變動令截至二零零三年十二月三十一日止年度之溢利減少1,609,000港元（二零零二年：溢利增加4,582,000港元）。

3. 主要會計政策

編製之財務報表乃以歷史成本折算並經就證券投資之重估作出修訂，其與香港普遍採納之會計原則一致。所採用之主要會計政策如下：

綜合賬目基準

綜合財務報表包括本公司及其附屬公司截至每年十二月三十一日止之財務報表。集團內公司間之一切重大交易及結餘已於綜合賬目時對銷。

於本年度內所收購或出售之附屬公司及聯營公司之業績乃由收購或出售之生效日期起列入綜合收入報表或自綜合收入報表扣除。

商譽

綜合賬目時產生之商譽乃指收購附屬公司或聯營公司之購買代價超過本集團佔所收購業務於收購日期之可區別資產及負債公平價值之數額。

商譽會撥充資產並按其估計可用年限以直線法攤銷。收購附屬公司時產生之商譽於資產負債表上另行呈列。

在出售附屬公司或聯營公司時，應佔之未攤銷商譽數額在釐定出售業務之溢利或虧損時會計算在內。

3. 主要會計政策（續）

負商譽

負商譽乃指本集團佔所收購業務於收購日期之可區別資產或負債公平價值超過收購附屬公司或聯營公司之購買代價之數額。

負商譽列作資產減值，並根據計算結餘所依之具體情況進行分析而撥回收入內。

於收購日期預計虧損或開支應佔之負商譽數額會撥回產生上述虧損或開支之期間之收入內。餘下之負商譽數額按被收購可區別可折舊資產尚餘之平均使用年限以直線法確認為收入。超出被收購可區別而非屬貨幣性資產公平價值總額之負商譽數額會即時被確認為收入。

收購附屬公司時產生之負商譽會於資產負債表上另行作為資產減值呈列。

於附屬公司之投資

於附屬公司之投資乃按成本扣除任何確定減值後列於本公司之資產負債表上。附屬公司業績按已收及應收股息計入本公司賬目內。

於聯營公司應佔資產額

綜合收入報表包括本集團應佔聯營公司於本年度之收購後業績。在綜合資產負債表內，於聯營公司應佔資產額以本集團應佔聯營公司之資產淨值扣除任何確定減值後列賬。

聯營公司業績按本年度之已收及應收股息計入本公司賬目內。在本公司之資產負債表內，於聯營公司之投資以成本扣除任何確定減值後列賬。

專利權及商標

專利權及商標按收購成本初步計算，並按估計可用年限以直線法攤銷。

以融資租約持有之資產

凡租約條款實質上將資產擁有權附帶之一切風險及回報撥歸予本集團之租約，均列為融資租約。

根據融資租約持有之資產按其於購買日期之公平價值撥充資本。該出租人之相應負債列入資產負債表內作為融資租約之承擔。財務成本，即租賃承擔總額與所收購資產之公平價值兩者差額乃按有關租約年期於收入報表內扣除，以便就承擔之餘額於每個會計期間內產生恒常之定期開支。

所有其他租約均列為經營租約，而全年租金乃按有關租約年期以直線法於收入報表內扣除。

3. 主要會計政策 *(續)*

物業、廠房及設備

物業、廠房及設備(在建工程除外)乃按成本扣除折舊或攤銷及累計減值後列賬。

物業、廠房及設備(在建工程除外)之折舊及攤銷乃按其估計可用年限,以直線法撇銷其成本,折舊所採用之年率如下:

永久業權土地	無
租約土地及土地使用權	2% 或以較短之租約年期決定
樓宇	4%
租約物業裝修	25%
辦公室設備、傢俬及裝置	16 ⅔% – 25%
廠房設備及機器	25%
汽車	16 ⅔% – 25%
鑄模及工具	20% – 33 ⅓%
船舶	20%

興建中作為生產、出租或行政用途或仍未定出用途之物業,均按成本扣除任何確定減值後列賬。成本包括專業費用及(就合格資產而言)按照本集團之會計政策已撥充資產之借款成本。此等資產採用與其他物業資產相同之基準,於資產準備作預定用途時開始計算折舊。

因出售資產或撤換資產所引致之溢利或虧損按出售所得款項與資產賬面值之差額釐訂並計入收入報表內。

根據融資租約持有之資產乃按其預計可用年限或租約年期兩者中之較短者,採用與自置資產相同之基準計算折舊。

減值

於每個結算日,本集團均會檢討有形資產與無形資產之賬面值,以確定此等資產有否出現減值。倘若某項資產之可收回款額估計低於其賬面值,則該資產之賬面值會被遞減至可收回款額之水平。減值會即時被確認為開支。

倘若其後撥回減值,則該資產之可收回款額會被遞增至估計可收回款額經修訂後之水平,惟所增加之賬面值不會超過假定該資產於以往年度未有被確認出現減值而應已被確定之賬面值。撥回之減值會即時被確認為收入。

3. 主要會計政策（續）

證券投資

證券投資按交易日期之基準確認，並以成本初步計價。

除持有至期滿之債務證券外，投資會被分類為證券投資及其他投資。

在其後之報告日期被確定作長期策略性持有之證券投資以成本扣除任何非暫時性減值後計價。

其他投資以公平價值計價，未實現收益及虧損會計入年內之收入報表。

其他資產

其他資產按成本扣除任何確定減值後列賬。

存貨

存貨按成本與可變現淨值兩者中之較低者列賬。成本採用先入先出法計算。

研究及開發費用

撥作研究活動之費用於產生之期間內確認為開支。

因開發費用而於內部產生之無形資產只會在預期某項明確界定之項目之開發成本將可從日後之商業活動中得到彌補之情況下方予確認。由此產生之資產按其可用年限以直線法攤銷。

如不能被確認為屬內部產生之無形資產時，開發費用會於產生之期間內確認為開支。

營業額

營業額乃本集團於本年度內向外界客戶出售貨品，經扣除退貨及折扣後之已收及應收款項淨額，加上佣金收入及特許使用權收入。

收入確認

當出售之貨品已付運及擁有權已轉移時，銷售收入被確認。

當服務已提供時，佣金收入被確認。

特許使用權收入乃按照相關協議之具體內容按時間比例確認。

利息收入乃就未償還本金按適用利率及時期比例計算。

3. 主要會計政策*(續)*

稅項

所得稅開支乃為現行應繳稅項與遞延稅項之總額。

現行應繳稅項根據本年度之應課稅溢利計算。應課稅溢利與收入報表內呈報之純利兩者差異乃基於其並無計入其他年度之應課稅或可扣減收支項目，亦無計入永毋須課稅及不獲扣減之收入報表項目所致。

遞延稅項乃為財務報表內資產及負債賬面值與計算應課稅溢利所用相應稅基間之差異而預計應繳付或可退回之稅項，並採用「資產負債表負債法」入賬。遞延稅項負債一般按所有應課稅暫時性差異予以確認，而遞延稅項資產之確認額度以可用作抵銷可能會產生應課稅溢利之可扣減臨時性差異為限。倘若臨時性差異乃基於商譽(或負商譽)或因一項不影響稅務溢利或會計溢利之交易(業務合併除外)而開始確認其他資產及負債所引致，則有關資產及負債不予確認。

遞延稅項負債按於附屬公司及聯營公司之投資所引致之應課稅臨時性差異而予以確認，惟本集團可控制撥回之臨時性差異及可能不會於可見將來撥回之臨時性差異則除外。

遞延稅項資產之賬面值會於每個結算日予以檢討，並在不可能再有充足應課稅溢利之情況下，遞減至可收回全部或部份資產。

遞延稅項按預計於償還負債或變現資產期間適用之稅率計算。遞延稅項於收入報表內扣除或計入。

外幣兌換

以港幣以外幣值計價之交易乃按交易日期之匯率初步計價。凡以外幣計價之貨幣資產及負債按結算日之匯率再行換算。因匯兑引起之損益均撥入年內之溢利或虧損。

在編製綜合賬目時，本集團海外業務之資產及負債均按結算日之匯率折算。收入及支出項目按年內之平均匯率折算。引起之匯兑差額(如有)列作股本權益並轉撥往本集團之換算儲備。上述匯兑差額於出售有關業務之年度內被確認為收入或支出。

借款成本

所有借款成本於產生之期間內被確認為開支。

貸款安排費用

貸款安排費用按貸款年期以直線法於收入報表內攤銷，以產生恒常之定期開支。

退休金計劃

退休金計劃乃按照相關法例及規定而制訂。對界定供款退休金計劃之供款於到期支付時列作開支入賬。根據界定退休金計劃預計於日後為提供退休福利所需支付之成本，乃在僱員提供服務之時而非待作出索償要求時確認入賬。

4. 業務及市場分析資料

業務分析資料

在管理上而言，本集團從事製造與經銷電器及電子產品業務。分析資料乃按照產品種類呈列。

收入報表

截至二零零三年十二月三十一日止年度

	電動工具產品 千港元	地板護理產品 千港元	太陽能照明 及電子量度儀 千港元	對銷 千港元	綜合 千港元
營業額					
向外銷售	9,486,308	3,185,336	511,164	–	13,182,808
分類部門間銷售	194,995	12,160	53,172	(260,327)	–
總額	9,681,303	3,197,496	564,336	(260,327)	13,182,808

分類部門間銷售按當時之市場費率計算。

	電動工具產品 千港元	地板護理產品 千港元	太陽能照明 及電子量度儀 千港元	對銷 千港元	綜合 千港元
業績					
分類業績	653,385	131,351	100,973	–	885,709
商譽攤銷					(25,056)
負商譽撥回收入					4,306
經營溢利					864,959
財務成本					(95,731)
應佔聯營公司業績					(987)
除税前溢利					768,241
税項					(66,811)
除税後溢利					701,430

4. 業務及市場分析資料(續)

業務分析資料(續)

資產負債表

二零零三年十二月三十一日

	電動工具產品 千港元	地板護理產品 千港元	太陽能照明及電子量度儀 千港元	綜合 千港元
資產				
分類資產	6,766,767	1,536,586	279,725	8,583,078
於聯營公司應佔資產額				118,394
未分配企業資產				944,796
綜合資產總值				9,646,268
負債				
分類負債	(4,301,394)	(871,477)	(101,084)	(5,273,955)
未分配企業負債				(1,813,055)
綜合負債總額				(7,087,010)

其他資料

截至二零零三年十二月三十一日止年度

	電動工具產品 千港元	地板護理產品 千港元	太陽能照明及電子量度儀 千港元	綜合 千港元
增添資本開支	155,965	652,333	10,728	819,026
折舊及攤銷	200,388	127,216	4,244	331,848
已確認之證券投資減值	14,028	–	–	14,028

4. 業務及市場分析資料*(續)*

業務分析資料*(續)*

收入報表

截至二零零二年十二月三十一日止年度

	電動工具產品 千港元	地板護理產品 千港元	太陽能照明及電子量度儀 千港元	對銷 千港元	綜合 千港元
營業額					
向外銷售	7,603,461	1,662,347	227,130	–	9,492,938
分類部門間銷售	108,727	–	1,822	(110,549)	–
總額	7,712,188	1,662,347	228,952	(110,549)	9,492,938

分類部門間銷售以當時之市場費率計算。

					(重列)
業績					
分類業績	471,768	73,092	37,115	–	581,975
商譽攤銷					(6,523)
負商譽撥回收入					4,306
經營溢利					579,758
財務成本					(83,978)
應佔聯營公司業績					121
除稅前溢利					495,901
稅項					(70,246)
除稅後溢利					425,655

4. 業務及市場分析資料*(續)*

業務分析資料*(續)*

資產負債表

二零零二年十二月三十一日

	電動工具產品 千港元	地板護理產品 千港元	太陽能照明 及電子量度儀 千港元	綜合 千港元 (重列)
資產				
分類資產	5,381,302	571,431	97,820	6,050,553
於聯營公司應佔資產額				117,265
未分配企業資產				255,287
綜合資產總值				6,423,105
負債				
分類負債	(2,901,183)	(383,212)	(23,899)	(3,308,294)
未分配企業負債				(1,267,957)
綜合負債總額				(4,576,251)

其他資料

截至二零零二年十二月三十一日止年度

	電動工具產品 千港元	地板護理產品 千港元	太陽能照明 及電子量度儀 千港元	綜合 千港元 (重列)
增添資本開支	284,044	50,110	4,952	339,106
折舊及攤銷	211,757	51,046	3,845	266,648
已確認之證券投資減值	6,673	–	–	6,673

4. 業務及市場分析資料（續）

市場分析資料

(i) 以下為按地域市場劃分本集團之銷售額分析：

	營業額		對除稅前日常業務業績之貢獻	
	2003	2002	**2003**	2002
	千港元	千港元	**千港元**	千港元 (重列)
以地域市場劃分：				
北美洲	**10,905,833**	7,732,107	**762,628**	500,360
歐洲	**1,522,361**	1,095,200	**92,491**	45,629
其他國家	**754,614**	665,631	**30,590**	35,986
	13,182,808	9,492,938	**885,709**	581,975
商譽攤銷			**(25,056)**	(6,523)
負商譽撥回收入			**4,306**	4,306
經營溢利			**864,959**	579,758
財務成本			**(95,731)**	(83,978)
應佔聯營公司業績			**(987)**	121
除稅前溢利			**768,241**	495,901

(ii) 以下為按資產所在地區劃分之分類資產和增添之物業、廠房及設備與無形資產分析：

	分類資產賬面值		增添之物業、廠房及設備與無形資產	
	2003	2002	**2003**	2002
	千港元	千港元 (重列)	**千港元**	千港元
香港及中華人民共和國(「中國」)	**2,866,292**	2,329,784	**158,363**	268,685
北美洲	**4,561,102**	2,833,133	**643,780**	62,255
歐洲	**756,820**	560,327	**14,700**	7,654
其他國家	**398,864**	327,309	**2,183**	512
	8,583,078	6,050,553	**819,026**	339,106

5. 營業額

	2003 千港元	2002 千港元
營業額分析如下：		
銷售貨品	**13,143,731**	9,492,938
佣金收入	**13,095**	–
特許使用權收入	**25,982**	–
	13,182,808	9,492,938

6. 利息收入

	2003 千港元	2002 千港元
銀行存款利息收入	**14,823**	11,100
聯營公司欠款利息收入	**1,920**	2,638
	16,743	13,738

7. 經營溢利

	2003 千港元	2002 千港元 (重列)
經營溢利已扣除(計入)下列各項：		
無形資產攤銷	**7,252**	1,819
商譽攤銷	**25,056**	6,523
負商譽撥回收入	**(4,306)**	(4,306)
核數師酬金	**7,527**	5,768
物業、廠房及設備折舊及攤銷		
自置資產	**292,185**	252,887
根據融資租約持有之資產	**11,661**	9,725
已確認之證券投資減值	**14,028**	6,673
經營租約支出：		
物業	**80,928**	36,785
汽車	**13,357**	6,412
廠房設備及機器	**9,638**	4,101
其他資產	**5,325**	1,080
出售物業、廠房及設備之溢利	**(4,304)**	(16,073)
研究及開發費用	**268,702**	113,922
減：撥充資產數額	**(458)**	(2,138)
	268,244	111,784
退休金計劃供款	**12,113**	5,796
員工成本		
董事酬金		
袍金	**196**	196
其他酬金	**32,067**	27,116
其他	**834,777**	532,946
	867,040	560,258
無形資產撇銷	**527**	2,897

上文披露之員工成本並不包括研究及開發活動金額117,222,000港元(二零零二年：64,818,000港元)，該金額列入研究及開發費用內。

8. 財務成本

	2003 千港元	2002 千港元
利息：		
須於五年內悉數償還之銀行貸款及透支	**71,849**	83,527
融資租約之承擔	**1,305**	451
定息票據	**20,493**	–
貸款安排費用之攤銷	**2,084**	–
	95,731	83,978

9. 董事酬金

	2003 千港元	2002 千港元
董事袍金：		
執行董事	**40**	40
非執行董事	**–**	–
獨立非執行董事	**156**	156
	196	196
集團執行董事之其他酬金：		
薪金及其他福利	**31,989**	27,068
退休金計劃供款	**78**	48
	32,067	27,116
酬金總額	**32,263**	27,312

董事酬金之幅度如下：

	董事人數	
	2003	2002
零至1,000,000港元	**4**	5
2,000,001港元至2,500,000港元	**–**	1
3,000,001港元至3,500,000港元	**1**	–
5,000,001港元至5,500,000港元	**2**	2
5,500,001港元至6,000,000港元	**–**	1
6,500,001港元至7,000,000港元	**1**	–
8,500,001港元至9,000,000港元	**–**	1
11,500,001港元至12,000,000港元	**1**	–

10. 僱員酬金

本集團五位最高薪酬人士其中四位（二零零二年：四位）為本公司之集團執行董事，彼等之酬金載於上文附註第9項。

截至二零零三年十二月三十一日止及截至二零零二年十二月三十一日止兩個年度內，本集團概無支付酬金予包括董事在內之五位最高薪酬人士，作為其加入本集團之酬勞或離職之補償。上述兩個年度內，並無董事放棄酬金。

11. 稅項

	2003 千港元	2002 千港元 （重列）
現行稅項：		
香港利得稅	**78,997**	31,509
前年度（超額）不足撥備	**(2,817)**	5,309
	76,180	36,818
本年度溢利之海外稅項	**39,902**	52,348
前年度不足撥備	**4,897**	6,167
	44,799	58,515
遞延稅項：		
本年度	**(55,991)**	(25,087)
稅率提高所佔數額	**1,823**	–
	(54,168)	(25,087)
	66,811	70,246

香港利得稅乃根據本年度估計應課稅溢利按17.5%（二零零二年：16.0%）之稅率計算。於二零零三年六月，香港利得稅率由16.0%提高至17.5%，自二零零三／二零零四評稅年度起生效。計算二零零三年十二月三十一日之現行及遞延稅項結餘時已反映上述稅率之提高。

遞延稅項按預計於償還負債或變現資產期間之適用稅率撥備。

其他司法權區之稅項按有關地區之適用稅率計算。

11. 稅項 *(續)*

本年度之稅項開支對賬如下：

	2003 千港元	2002 千港元 (重列)
除稅前溢利	**768,241**	495,901
按香港利得稅率計算之稅項	**134,442**	79,344
其他司法權區營運附屬公司不同稅率之影響	**(15,292)**	11,354
稅務上不可扣減開支之稅項影響	**21,095**	14,580
稅務上毋須課稅收入之稅項影響	**(94,618)**	(47,091)
未確認稅項虧損之稅項影響	**18,589**	2,547
以往未確認稅項虧損之運用	**–**	(3,322)
前年度不足撥備	**2,080**	11,476
適用稅率提高引致期初遞延稅項負債之增加	**1,823**	–
其他	**(1,308)**	1,358
稅項開支	**66,811**	70,246

遞延稅項詳情載於附註第29項。

12. 股息

	2003 千港元	2002 千港元
已派末期股息：		
二零零二年：每股10.00港仙(二零零一年：每股7.00港仙)	**65,388**	45,060
已派中期股息：		
二零零三年：每股7.25港仙(二零零二年：每股6.00港仙)	**47,863**	38,695
	113,251	83,755

董事會建議派發本財政年度之末期股息每股17.75港仙(二零零二年：每股10.00港仙)，惟尚須待股東週年大會上獲股東通過。

13. 每股盈利

基本及攤薄後之每股盈利乃根據以下數據計算：

	2003 千港元	2002 千港元 (重列)
用作計算基本及攤薄後每股盈利之盈利：		
本年度溢利	**673,973**	413,414
用作計算基本每股盈利之普通股加權平均數	**653,630,513**	621,966,346
普通股可能產生之攤薄影響：		
優先認股權	**15,326,233**	9,078,074
用作計算攤薄後每股盈利之普通股加權平均數	**668,956,746**	631,044,420

14. 物業、廠房及設備

	香港境外土地、土地使用權及樓宇 千港元	租約物業裝修 千港元	辦公室設備、傢俬及裝置 千港元	廠房設備及機器 千港元	汽車 千港元	鋁模及工具 千港元	船舶 千港元	在建工程 千港元	總額 千港元
本集團									
成本									
於二零零三年一月一日	418,028	98,702	219,555	390,676	18,565	798,586	3,322	21,389	1,968,823
匯兑調整	11,571	1,498	6,669	2,028	558	1,488	-	-	23,812
添置	6,745	5,659	51,062	36,640	1,408	117,764	154	22,850	242,282
收購附屬公司	97,413	50,708	126,370	55,035	751	167,051	-	-	497,328
出售	(88,471)	(422)	(6,574)	(10,712)	(1,029)	(7,849)	-	(247)	(115,304)
重新歸類	3,828	(2,993)	21,029	1,730	-	12,722	-	(36,316)	-
於二零零三年十二月三十一日	**449,114**	**153,152**	**418,111**	**475,397**	**20,253**	**1,089,762**	**3,476**	**7,676**	**2,616,941**
折舊及攤銷									
於二零零三年一月一日	68,835	74,912	130,048	224,076	12,026	608,863	3,297	-	1,122,057
匯兑調整	4,710	1,098	5,863	1,277	361	1,253	-	-	14,562
本年度準備	17,391	11,830	60,909	64,925	2,591	146,178	22	-	303,846
收購附屬公司	30,102	12,493	82,731	44,892	469	126,121	-	-	296,808
出售時撇除	(7,553)	(222)	(6,449)	(3,575)	(656)	(6,233)	-	-	(24,688)
重新歸類	280	(596)	(83)	1,809	-	(1,410)	-	-	-
於二零零三年十二月三十一日	**113,765**	**99,515**	**273,019**	**333,404**	**14,791**	**874,772**	**3,319**	**-**	**1,712,585**
賬面淨值									
於二零零三年十二月三十一日	**335,349**	**53,637**	**145,092**	**141,993**	**5,462**	**214,990**	**157**	**7,676**	**904,356**
於二零零二年十二月三十一日	349,193	23,790	89,507	166,600	6,539	189,723	25	21,389	846,766

14. 物業、廠房及設備(續)

	香港境外租約土地及樓宇 千港元	租約物業裝修 千港元	辦公室設備、傢俬及裝置 千港元	廠房設備及機器 千港元	汽車 千港元	鑄模及工具 千港元	總額 千港元
本公司							
成本							
於二零零三年一月一日	72,393	63,939	72,232	197,356	9,369	409,641	824,930
添置	–	2,202	24,310	9,756	575	52,466	89,309
出售	–	–	(85)	(307)	–	–	(392)
轉撥往附屬公司	–	(2,140)	(20)	–	–	–	(2,160)
於二零零三年十二月三十一日	**72,393**	**64,001**	**96,437**	**206,805**	**9,944**	**462,107**	**911,687**
折舊及攤銷							
於二零零三年一月一日	16,902	50,604	52,058	125,577	6,749	328,779	580,669
本年度準備	2,767	4,991	12,614	28,780	1,026	47,537	97,715
出售時撇除	–	–	(79)	(134)	–	–	(213)
轉撥往附屬公司時撇除	–	(139)	(4)	–	–	–	(143)
於二零零三年十二月三十一日	**19,669**	**55,456**	**64,589**	**154,223**	**7,775**	**376,316**	**678,028**
賬面淨值							
於二零零三年十二月三十一日	**52,724**	**8,545**	**31,848**	**52,582**	**2,169**	**85,791**	**233,659**
於二零零二年十二月三十一日	55,491	13,335	20,174	71,779	2,620	80,862	244,261

本集團與本公司旗下物業、廠房及設備之賬面淨值包括根據融資租約持有之資產,其賬面淨值分別約為9,139,000港元及6,026,000港元(二零零二年:18,798,000港元及11,796,000港元)。

	本集團		本公司	
	2003	2002	**2003**	2002
	千港元	千港元	千港元	千港元
香港境外土地、土地使用權及樓宇之賬面淨值分析如下:				
永久業權	**282,625**	293,702	**–**	–
中期租約	**52,724**	55,491	**52,724**	55,491
	335,349	349,193	**52,724**	55,491

本集團已將賬面淨值合共14,134,000港元(二零零二年:14,774,000港元)之若干永久業權土地及樓宇作抵押,以獲得一般銀行融資信貸。該抵押於年結後已獲解除。

15. 商譽

	本集團 千港元
成本	
於二零零三年一月一日	
– 以往呈報金額	280,361
– 前期調整（附註2)	(66,721)
– 重列金額	213,640
收購附屬公司時產生	570,102
於二零零三年十二月三十一日	**783,742**
攤銷	
於二零零三年一月一日	
– 以往呈報金額	119,270
– 前期調整（附註2)	(13,344)
– 重列金額	105,926
本年度支出	25,056
於二零零三年十二月三十一日	**130,982**
賬面淨值	
於二零零三年十二月三十一日	**652,760**
於二零零二年十二月三十一日	107,714

採用之攤銷期按以往收購時產生之商譽之估計可用年限釐訂，介乎九年至二十年。

16. 負商譽

	本集團 千港元
總額	
於二零零三年一月一日	
– 以往呈報金額	30,808
– 前期調整(附註2)	16,571
– 重列金額及於二零零三年十二月三十一日	**47,379**
撥回收入	
於二零零三年一月一日	
– 以往呈報金額	6,885
– 前期調整(附註2)	3,013
– 重列金額	9,898
本年度撥回	4,306
於二零零三年十二月三十一日	**14,204**
賬面值	
於二零零三年十二月三十一日	**33,175**
於二零零二年十二月三十一日	37,481

負商譽按被收購之可折舊資產尚餘可用年限之加權平均年數為十一年以直線法撥回收入內。

17. 無形資產

	遞延開發費用 千港元	專利權及商標 千港元	生產技術 千港元	總額 千港元
本集團				
成本				
於二零零三年一月一日	1,669	14,706	2,668	19,043
匯兌調整	172	67	–	239
添置	459	5,341	842	6,642
收購附屬公司	–	25,562	–	25,562
本年度撇銷	(527)	(2,683)	–	(3,210)
於二零零三年十二月三十一日	**1,773**	**42,993**	**3,510**	**48,276**
攤銷				
於二零零三年一月一日	–	5,775	410	6,185
匯兌調整	–	45	–	45
本年度準備	–	6,550	702	7,252
收購附屬公司	–	12,323	–	12,323
撇銷時撇除	–	(2,683)	–	(2,683)
於二零零三年十二月三十一日	**–**	**22,010**	**1,112**	**23,122**
賬面淨值				
於二零零三年十二月三十一日	**1,773**	**20,983**	**2,398**	**25,154**
於二零零二年十二月三十一日	1,669	8,931	2,258	12,858

	專利權 千港元
本公司	
成本	
於二零零三年一月一日	7,437
添置	584
於二零零三年十二月三十一日	**8,021**
攤銷	
於二零零三年一月一日	1,037
本年度準備	1,325
於二零零三年十二月三十一日	**2,362**
賬面淨值	
於二零零三年十二月三十一日	**5,659**
於二零零二年十二月三十一日	6,400

本集團及本公司之所有無形資產分四年至十年以直線法攤銷。

18. 於附屬公司之投資

	2003 千港元	2002 千港元
非上市股份投資，成本	**402,408**	402,314
附屬公司之欠款	**–**	70,349
	402,408	472,663

本公司於二零零三年十二月三十一日之主要附屬公司詳情載於附註第39項。

附屬公司之欠款乃無抵押、不計利息及沒有固定償還條款。

19. 於聯營公司應佔資產額

	本集團		本公司	
	2003 千港元	2002 千港元	2003 千港元	2002 千港元
非上市股份，成本扣除確認減值	**–**	–	**17,940**	17,940
所佔資產淨值	**19,623**	20,610	**–**	–
聯營公司之欠款淨額	**98,771**	96,655	**67,647**	71,190
	118,394	117,265	**85,587**	89,130

於二零零三年十二月三十一日聯營公司之詳情載於附註第40項。

聯營公司之欠款乃無抵押及須計利息，息率按香港銀行同業拆息加市場息差計算，惟沒有固定償還條款。董事會認為由於上述款項於未來十二個月內尚不會償還，因此上述款項被列為非流動項目。

20. 證券投資

	本集團		本公司	
	2003	2002	**2003**	2002
	千港元	千港元	**千港元**	千港元
非流動資產				
非上市證券投資(股份)，成本扣除確認減值	**41,419**	55,447	**10,454**	15,681
流動資產				
其他上市投資(股本證券)，市價	**5,575**	7,385	**5,575**	7,385

本集團持有之上述投資包括對Nack Products USA Limited(「Nack」)及America Direct, Inc.(「ADI」)之投資，其賬面值分別約為10,454,000港元(二零零二年：15,681,000港元)及4,403,000港元(二零零二年：6,604,000港元)。本公司之投資包括於Nack之同等金額投資。兩間公司均在美利堅合眾國(「美國」)註冊成立。Nack擁有在美國獨家推廣及經銷一項註冊專利產品之權利，而本集團持有該產品之生產權。Nack之主要業務為在美國推廣及經銷該項註冊專利產品及其他相關產品。ADI乃從事行銷業務，透過電視直銷及零售分銷渠道在美國及個別國際市場銷售。

本集團投資於Nack之約25%(二零零二年：25%)已發行股份由本公司直接持有，而本集團投資於ADI之26%(二零零二年：26%)已發行普通股則由本公司佔51%權益之附屬公司持有。由於本集團對Nack及ADI之事務均無重大影響力，故該兩間公司均不被視為本集團之聯營公司。

21. 存貨

	本集團		本公司	
	2003	2002	**2003**	2002
	千港元	千港元	**千港元**	千港元
原料	**599,855**	560,481	**247,007**	276,231
在製品	**76,298**	43,219	**60,907**	23,539
製成品	**1,815,497**	988,334	**160,071**	89,541
	2,491,650	1,592,034	**467,985**	389,311

於結算日，以可變現淨值列賬之存貨金額並不重大。

22. 銷售賬款及其他應收賬

本集團給予客戶之掛賬期介乎六十日至一百二十日。銷售賬款之賬齡分析如下：

	本集團		本公司	
	2003	2002	**2003**	2002
	千港元	千港元	千港元	千港元
零至六十日	**1,711,577**	992,138	**39,765**	56,570
六十一日至一百二十日	**346,828**	145,061	**2,614**	16,746
一百二十一日或以上	**26,918**	23,472	**–**	–
銷售賬款總額	**2,085,323**	1,160,671	**42,379**	73,316
其他應收賬	**112,466**	52,763	**–**	–
	2,197,789	1,213,434	**42,379**	73,316

23. 採購賬款及其他應付賬

採購賬款之賬齡分析如下：

	本集團		本公司	
	2003	2002	**2003**	2002
	千港元	千港元 (重列)	千港元	千港元
零至六十日	**1,042,276**	619,751	**444,349**	183,117
六十一日至一百二十日	**202,605**	175,476	**127,707**	66,185
一百二十一日或以上	**7,263**	25,841	**4,247**	23,874
採購賬款總額	**1,252,144**	821,068	**576,303**	273,176
其他應付賬	**832,054**	640,962	**263,295**	144,263
	2,084,198	1,462,030	**839,598**	417,439

24. 保用撥備

	本集團	
	2003	2002
	千港元	千港元
於一月一日	**79,315**	26,979
匯兑調整	**1,737**	427
本年度額外撥備	**387,287**	58,233
收購附屬公司	**67,860**	1,287
已動用之撥備	**(327,647)**	(7,611)
於十二月三十一日	**208,552**	79,315

保用撥備乃指管理層就本集團年內銷售產品所須承擔責任之最佳估計。預計此開支大部份將於下一個財政年度內產生。

25. 融資租約之承擔

融資租約之承擔還款期如下：

	最低支付租金額		最低支付租金額之現值	
	2003	2002	**2003**	2002
	千港元	千港元	**千港元**	千港元
本集團				
融資租約之還款額：				
一年內	**6,825**	7,825	**5,485**	7,336
兩年後五年內	**11,154**	3,688	**7,871**	3,497
五年後	**7,283**	–	**6,390**	–
	25,262	11,513	**19,746**	10,833
減：日後財務費用	**(5,516)**	(680)	**–**	–
租賃承擔之現值	**19,746**	10,833	**19,746**	10,833
減：一年內到期列作流動負債款項			**(5,485)**	(7,336)
一年後到期款項			**14,261**	3,497
本公司				
融資租約之還款額：				
一年內	**2,187**	5,475	**1,963**	5,109
兩年後五年內	**624**	2,624	**595**	2,473
	2,811	8,099	**2,558**	7,582
減：日後財務費用	**(253)**	(517)	**–**	–
租賃承擔之現值	**2,558**	7,582	**2,558**	7,582
減：一年內到期列作流動負債款項			**(1,963)**	(5,109)
一年後到期款項			**595**	2,473

本集團之政策為根據融資租約租賃若干廠房設備及機器、裝置及設備。租約期介乎三年至二十年。息率於合約日期釐訂及所有租約均採用固定還款形式。

26. 借款

	本集團		本公司	
	2003	2002	**2003**	2002
	千港元	千港元	**千港元**	千港元
信託收據貸款	**168,012**	153,315	**96,482**	86,093
銀行貸款	**445,078**	1,080,309	**320,667**	390,000
銀行透支	**141,977**	101,591	**–**	–
銀行借款	**755,067**	1,335,215	**417,149**	476,093
定息票據(附註a)	**1,091,405**	–	**–**	–
借款總額	**1,846,472**	1,335,215	**417,149**	476,093
分為：				
有抵押(附註b)	**5,899**	6,017	**–**	–
無抵押	**1,840,573**	1,329,198	**417,149**	476,093
	1,846,472	1,335,215	**417,149**	476,093

本集團及本公司之所有借款之償還期如下：

	本集團		本公司	
	2003	2002	**2003**	2002
	千港元	千港元	**千港元**	千港元
即時或一年內	**497,975**	781,156	**165,815**	320,093
第二年	**23,092**	214,865	**17,334**	–
三年後五年內	**234,000**	333,821	**234,000**	156,000
五年後	**1,131,000**	5,373	**–**	–
	1,886,067	1,335,215	**417,149**	476,093
減：一年內到期列作流動負債款項	**(497,975)**	(781,156)	**(165,815)**	(320,093)
	1,388,092	554,059	**251,334**	156,000
減：未攤銷之貸款安排費用	**(39,595)**	–	**–**	–
一年後到期款項	**1,348,497**	554,059	**251,334**	156,000

附註a：本年度內，本集團透過其美國全資附屬公司發行定息票據，總本金額為145,000,000美元。發行之定息票據分為兩批：金額為120,000,000美元之票據，年期十年，年息率為4.7%；以及金額為25,000,000美元之票據，年期七年，年息率為4.09%。發行票據所得款項用作為現有中期債務之再融資，以及撥作一般營運資金用途。

附註b：該抵押於年結後償還借款時已獲解除。

27. 股本

	股數			
	2003	2002	**2003** 千港元	2002 千港元
每股面值0.20港元之普通股				
法定股本	**800,000,000**	800,000,000	**160,000**	160,000
已發行及繳足股本：				
於一月一日	**645,716,826**	574,516,826	**129,143**	114,903
配售股份	**–**	60,000,000	**–**	12,000
按行使優先認股權發行股份	**16,770,000**	11,200,000	**3,354**	2,240
於十二月三十一日	**662,486,826**	645,716,826	**132,497**	129,143

年內發行之股份在各方面與既有之股份享有同等權益。

28. 儲備

	股份溢價 千港元	保留溢利 千港元	總額 千港元
本公司			
於二零零二年一月一日			
– 以往呈報金額	242,313	755,032	997,345
– 前期調整(附註2)	–	(9,631)	(9,631)
– 重列金額	242,313	745,401	987,714
因發行股份所得之溢價	371,186	–	371,186
本年度溢利	–	276,586	276,586
末期股息 — 二零零一年	–	(45,060)	(45,060)
中期股息 — 二零零二年	–	(38,695)	(38,695)
於二零零三年一月一日	613,499	938,232	1,551,731
因發行股份所得之溢價	58,584	–	58,584
本年度溢利	–	609,891	609,891
末期股息 — 二零零二年	–	(65,388)	(65,388)
中期股息 — 二零零三年	–	(47,863)	(47,863)
於二零零三年十二月三十一日	**672,083**	**1,434,872**	**2,106,955**

本公司於二零零三年十二月三十一日可分派予股東之儲備中包括保留溢利1,434,872,000港元(二零零二年(重列)：938,232,000港元)。

29. 遞延税項(資產)負債

以下為本期間及以往期間獲確認入賬之主要遞延税項資產及負債與其變動：

	加速税項折舊 千港元	保用撥備 千港元	僱員相關撥備 千港元	税項虧損 千港元	其他 千港元	總額 千港元
本集團						
於二零零二年一月一日						
– 以往呈報金額	2,033	(6,289)	(7,588)	–	(7,813)	(19,657)
– 前期調整(附註2)	17,493	–	–	(107,668)	296	(89,879)
– 重列金額	19,526	(6,289)	(7,588)	(107,668)	(7,517)	(109,536)
匯兑調整	–	–	–	(11,136)	–	(11,136)
扣除(計入)本年度之收入	26,837	(14,679)	(3,970)	(3,294)	(29,981)	(25,087)
於二零零三年一月一日	46,363	(20,968)	(11,558)	(122,098)	(37,498)	(145,759)
匯兑調整	20	(208)	(512)	(12,590)	(569)	(13,859)
扣除(計入)本年度之收入	(41,285)	(18,721)	(4,996)	5,868	3,143	(55,991)
收購附屬公司	10,088	(21,842)	(9,136)	–	7,474	(13,416)
税率變動之影響						
– 扣除(計入)收入	2,033	–	–	(242)	32	1,823
於二零零三年十二月三十一日	**17,219**	**(61,739)**	**(26,202)**	**(129,062)**	**(27,418)**	**(227,202)**

	加速税項折舊 千港元
本公司	
於二零零二年一月一日	
– 以往呈報金額	1,394
– 前期調整(附註2)	9,631
– 重列金額	11,025
扣除本年度之收入	2,308
於二零零三年一月一日	13,333
扣除本年度之收入	422
税率變動之影響	
– 扣除收入	1,251
於二零零三年十二月三十一日	**15,006**

29. 遞延税項（資產）負債（續）

編列資產負債表時，若干遞延税項資產及負債已按照會計實務準則第12號（經修訂）所列條件互相抵銷。以下為編製財務報告時遞延税項結餘之分析：

	本集團		本公司	
	2003	2002	**2003**	2002
	千港元	千港元	**千港元**	千港元
遞延税項資產	**(273,937)**	(168,196)	**–**	–
遞延税項負債	**46,735**	22,437	**15,006**	13,333
	(227,202)	(145,759)	**15,006**	13,333

30. 收購附屬公司

	2003	2002
	千港元	千港元
收購之資產淨值		
物業、廠房及設備	**200,520**	214,212
無形資產	**13,239**	192
遞延税項資產	**23,070**	–
存貨	**359,191**	89,189
銷售賬款及其他應收賬、訂金及預付款項	**250,407**	80,592
可退回税款	**66,680**	4,024
銀行結餘及現金	**34,790**	22,925
採購賬款及其他應付賬	**(376,739)**	(201,651)
銀行透支	**(1,719)**	–
銀行貸款	**(195,000)**	(108,612)
保用撥備	**(67,860)**	(1,287)
融資租約之承擔	**(15,099)**	–
遞延税項負債	**(9,654)**	–
	281,826	99,584
收購時產生之商譽	**570,102**	87,134
代價	**851,928**	186,718
支付形式		
往年度支付訂金	**–**	148,200
本年度支付現金	**851,928**	38,518
	851,928	186,718

30. 收購附屬公司 *(續)*

收購引致之淨現金流出：

	2003 千港元	2002 千港元
本年度支付之現金代價	**(851,928)**	(38,518)
所購入之銀行結餘及現金	**34,790**	22,925
所購入之銀行透支	**(1,719)**	–
收購附屬公司相關之現金及現金等額流出淨額	**(818,857)**	(15,593)

本年度內所收購之附屬公司為本集團帶來之營業額約為1,869,483,000港元（二零零二年：1,638,864,000港元），而其佔本集團之經營溢利約為7,847,000港元（二零零二年：66,872,000港元）。

31. 出售附屬公司

於二零零二年十二月三十一日，本集團之生產廠房由印尼遷往中國時將其附屬公司P.T. Techtronic Appliances清盤。有關清盤之出售虧損及出售引致之淨現金流出金額分別約為1,345,000港元及275,000港元。

個別資產於出售日期之賬面值及截至二零零二年十二月三十一日止年度內出售附屬公司引致之淨現金流動整體上對本集團之影響不大。

32. 主要非現金交易

於本年度內，本集團簽訂關於資產之融資租約安排，於簽訂融資租約時之總資本值為3,983,000港元（二零零二年：2,568,000港元）。

33. 租賃承擔

於結算日，本集團及本公司根據不可撤銷之經營租約尚有仍未解除之承擔，該等租約之屆滿期如下：

	本集團		本公司	
	2003 千港元	2002 千港元	**2003** 千港元	2002 千港元
一年內	**86,195**	42,264	**14,620**	12,753
兩年後五年內	**154,196**	75,309	**10,947**	11,287
五年後	**138,348**	59,052	**17,016**	15,836
	378,739	176,625	**42,583**	39,876

經營租約付款乃指本集團及本公司須支付其若干廠房設備及機器和辦公室物業之租金。該等租約磋商之租期介乎一年至十五年。

34. 或然負債

	本集團		本公司	
	2003	2002	**2003**	2002
	千港元	千港元	**千港元**	千港元
就聯營公司動用之信貸融資而向				
銀行提供擔保	**16,904**	27,367	**16,904**	27,367
有追索權之貼現票據	**180,133**	188,779	**7,161**	39,547
	197,037	216,146	**24,065**	66,914

此外，本公司就給予其附屬公司之一般信貸融資而向銀行及獨立第三者提供擔保。於二零零三年十二月三十一日，附屬公司已動用之信貸融資額為1,430,535,000港元（二零零二年：455,949,000港元）。

35. 優先認股權

於一九九零年十一月二十八日採納並於二零零零年十一月二十七日屆滿之計劃（「A計劃」）

按照本公司於一九九零年十一月二十八日通過決議案採納之優先認股計劃，董事會可以無償代價方式賦予合資格僱員（包括本公司及其附屬公司之全職僱員及執行董事）可認購本公司股份之優先認股權。該計劃之目的乃為向董事及合資格僱員提供鼓勵或嘉獎。

優先認股權須於授出日期起計二十一日內接納。任何授出之優先認股權可於授出日期後屆滿一年之該日起計直至屆滿十年之該日辦公時間完結時止期間行使。

所釐訂之認購價不得低於股份面值與緊接授出優先認股權日期之前五個交易日股份在聯交所收市價平均值之80%（以兩者中之較高者為準）。授出之優先認股權可認購之股份數目最高不得超過本公司不時已發行股本之10%，惟此上限並不包括依據優先認股計劃所發行之股份，並且不得超過任何一個財政年度內已發行股本之1%。倘某僱員根據獲授之優先認股權如獲全數行使時，將導致該僱員可認購之股份數目超過根據A計劃當時已發行及可發行股份總數之25%，則不得賦予該僱員優先認股權。

A計劃已於二零零零年十一月二十七日屆滿。

35. 優先認股權（續）

於二零零一年五月二十五日採納之計劃（「B計劃」）

繼A計劃於二零零零年十一月屆滿後，本公司於二零零一年五月二十五日通過決議案採納一項新訂優先認股計劃，其目的乃為向董事及合資格人士提供鼓勵或嘉獎。根據B計劃，本公司董事會可賦予合資格人士（包括本公司及其附屬公司之全職行政人員、執行董事及全職僱員）可認購本公司股份之優先認股權。

優先認股權須於授出日期起計二十一日內接納，並須就獲授之優先認股權支付現金1港元作為代價。優先認股權可於接納日期起計直至屆滿五年之該日止期間任何時間行使。所釐訂之認購價不得低於股份面值與緊接授出優先認股權日期之前五個交易日股份在聯交所收市價平均值之80%（以兩者中之較高者為準）。

根據B計劃所授出之優先認股權可認購之股份數目最高不得超過本公司不時已發行股本之10%。倘若某僱員獲賦予之優先認股權如獲全數行使時，將導致該僱員可認購之股份數目超過根據B計劃當時已發行及可發行股份總數之25%，則不得賦予該僱員優先認股權。

B計劃已於二零零二年三月二十八日通過決議案予以終止。

於二零零二年三月二十八日採納之計劃（「C計劃」）

繼B計劃被終止後，本公司於二零零二年三月二十八日通過決議案採納另一項新訂優先認股計劃，以肯定合資格人士對本集團之業務發展及增長所作之貢獻。該計劃將於二零零七年三月二十七日屆滿。根據C計劃，本公司董事會可賦予下列本公司、其附屬公司及本集團持有股權之任何公司之合資格人士（及彼等之全資附屬公司）可認購本公司股份之優先認股權：

(i) 僱員；或

(ii) 非執行董事；或

(iii) 供應商或客戶；或

(iv) 提供研究、開發或其他技術支援之任何人士或機構；或

(v) 股東。

優先認股權須於授出日期起計二十一日內接納，並須就獲授之優先認股權支付現金1港元作為代價。優先認股權可於授出日期起計直至屆滿五年之該日止期間任何時間行使。所釐訂之認購價以下列三者中之最高者為準：於授出優先認股權日期股份之收市價；或緊接授出日期之前五個交易日聯交所每日報價表註明股份之平均收市價；或於授出日期股份之面值。

根據C計劃所授出之優先認股權可認購之股份數目最高不得超過本公司不時已發行股本之30%或於C計劃之採納日期已發行股份之10%。直至授出日期止十二個月內，任何人士獲授之優先認股權可認購之股份數目不得超過於授出日期已發行股份之1%。

35. 優先認股權（續）

以下為於本年度內僱員（包括董事）持有之優先認股權及其變動詳情：

優先認股權類別	於二零零三年一月一日尚未行使數目	年內授出數目	年內已行使數目	年內已屆滿數目	於二零零三年十二月三十一日尚未行使數目
A計劃	400,000	–	100,000	300,000	–
B計劃	13,750,000	–	10,500,000	500,000	2,750,000
C計劃	31,921,000	13,439,000	6,170,000	361,000	38,829,000
	46,071,000	13,439,000	16,770,000	1,161,000	41,579,000

優先認股權類別	於二零零二年一月一日尚未行使數目	年內授出數目	年內已行使數目	年內已屆滿數目	於二零零二年十二月三十一日尚未行使數目
A計劃	3,500,000	–	3,100,000	–	400,000
B計劃	21,850,000	–	8,100,000	–	13,750,000
C計劃	–	31,921,000	–	–	31,921,000
	25,350,000	31,921,000	11,200,000	–	46,071,000

上文所載董事持有之優先認股權詳情如下：

	於一月一日尚未行使數目	年內授出數目	年內已行使數目	年內已屆滿數目	於十二月三十一日尚未行使數目
二零零三年	**31,296,000**	**2,060,000**	**8,800,000**	**–**	**24,556,000**
二零零二年	12,450,000	22,046,000	3,200,000	–	31,296,000

截至二零零三年十二月三十一日止年度內已行使之優先認股權詳情：

行使日期	行使價 港元	所得款項 千港元	數目
24.4.2003	2.0920	2,092	1,000,000
24.4.2003	2.1480	2,578	1,200,000
30.4.2003	6.4000	4,352	680,000
2.5.2003	2.0920	1,046	500,000
5.5.2003	6.4000	1,216	190,000
7.5.2003	6.4000	320	50,000
9.5.2003	6.4000	320	50,000
12.5.2003	6.4000	160	25,000
14.5.2003	6.4000	960	150,000
19.5.2003	6.4000	640	100,000
20.5.2003	6.4000	960	150,000
21.5.2003	2.1160	423	200,000
22.5.2003	2.1160	106	50,000
23.5.2003	2.1960	549	250,000
28.5.2003	6.4000	1,088	170,000
29.5.2003	1.0000	100	100,000
29.5.2003	2.2600	565	250,000
29.5.2003	6.4000	2,240	350,000

35. 優先認股權（續）

行使日期	行使價 港元	所得款項 千港元	數目
2.6.2003	6.4000	1,280	200,000
2.6.2003	6.9800	349	50,000
3.6.2003	6.9800	174	25,000
5.6.2003	2.1480	2,148	1,000,000
5.6.2003	2.2600	2,260	1,000,000
6.6.2003	6.4000	320	50,000
9.6.2003	6.9800	523	75,000
12.6.2003	6.4000	640	100,000
12.6.2003	6.9800	174	25,000
23.6.2003	6.4000	1,120	175,000
2.7.2003	6.4000	640	100,000
4.7.2003	6.4000	320	50,000
7.7.2003	6.7000	1,340	200,000
7.7.2003	6.9800	174	25,000
9.7.2003	6.4000	1,280	200,000
10.7.2003	6.4000	512	80,000
11.7.2003	2.1160	212	100,000
14.7.2003	6.4000	640	100,000
16.7.2003	6.4000	640	100,000
28.7.2003	6.4000	320	50,000
8.8.2003	6.4000	320	50,000
11.8.2003	2.1160	212	100,000
12.8.2003	6.4000	128	20,000
19.8.2003	2.0920	1,674	800,000
19.8.2003	2.2600	1,808	800,000
19.8.2003	6.4000	640	100,000
21.8.2003	2.2600	565	250,000
21.8.2003	6.4000	320	50,000
25.8.2003	2.1160	2,116	1,000,000
28.8.2003	2.1160	2,116	1,000,000
9.9.2003	2.1160	2,116	1,000,000
10.9.2003	6.4000	960	150,000
11.9.2003	6.4000	1,280	200,000
22.9.2003	6.4000	640	100,000
29.9.2003	6.9800	84	12,000
2.10.2003	6.4000	320	50,000
3.10.2003	6.4000	64	10,000
7.10.2003	6.9800	91	13,000
14.10.2003	6.9800	35	5,000
17.10.2003	6.4000	960	150,000
20.10.2003	5.9000	5,900	1,000,000
20.10.2003	6.4000	1,920	300,000
20.10.2003	6.7000	1,340	200,000
27.10.2003	6.9800	70	10,000
11.11.2003	6.9800	70	10,000
24.11.2003	6.4000	480	75,000
11.12.2003	6.4000	640	100,000
31.12.2003	6.4000	288	45,000
		61,938	16,770,000

35. 優先認股權(續)

截至二零零二年十二月三十一日止年度內已行使之優先認股權詳情：

行使日期	行使價 港元	所得款項 千港元	數目
4.1.2002	1.0144	507	500,000
4.1.2002	1.2800	640	500,000
4.1.2002	1.0000	1,200	1,200,000
26.2.2002	2.1160	12,696	6,000,000
29.4.2002	1.7440	174	100,000
29.4.2002	1.0800	108	100,000
3.5.2002	1.7440	174	100,000
13.5.2002	1.4768	148	100,000
13.5.2002	1.7440	174	100,000
6.6.2002	2.0920	1,046	500,000
22.6.2002	2.2600	1,130	500,000
25.6.2002	1.0800	108	100,000
19.7.2002	1.0800	108	100,000
26.8.2002	2.1960	275	125,000
29.8.2002	2.1960	275	125,000
2.9.2002	2.1160	529	250,000
23.9.2002	2.1160	529	250,000
10.10.2002	1.7440	174	100,000
24.10.2002	2.4750	248	100,000
11.11.2002	1.0800	108	100,000
29.11.2002	2.1160	317	150,000
3.12.2002	2.1160	212	100,000
		20,880	11,200,000

緊接各個優先認股權之行使日期前，本公司股份之加權平均收市價介乎9.20港元至22.44港元(二零零二年：介乎5.67港元至6.98港元)。

36. 退休金計劃

自二零零零年十二月起，本公司及其在香港之營運附屬公司已參加根據強制性公積金計劃條例註冊之強制性公積金計劃(「強積金計劃」)。

本集團之海外附屬公司設立多項界定供款計劃及界定退休金計劃，涵蓋其絕大部份僱員。每年對界定供款計劃之供款乃按僱員薪酬之某個百分比計算。

界定退休金計劃之退休金成本乃按照Aon Consulting(一家僱員福利顧問集團)採用預計單位記賬法於二零零四年一月一日進行之精算估值而釐訂。由於假定所有退休人士收取定額美元補貼，而計算精算估值時假定之貼現率為6.25%(二零零二年：6.75%)，故毋須作出截至二零零三年十二月三十一日之醫療趨向比率假定(二零零二年：10%)。

上述退休金計劃並無獲撥入任何資產，而該計劃乃以到期即付方式供款。該海外附屬公司一位前股東根據一項承擔責任、償付及賠償保證之轉讓協議，將償付該計劃下之累計退休金成本。就此，該海外附屬公司就截至二零零三年十二月三十一日訂定應收之同等金額累計退休金成本約為27,000,000港元(二零零二年：28,000,000港元)。

37. 資本承擔

	本集團		本公司	
	2003	2002	**2003**	2002
	千港元	千港元	**千港元**	千港元
就下列各項已訂約但未在財務報表中				
作出撥備之資本開支：				
購買物業、廠房及設備	**85,598**	27,633	**54,206**	10,919
收購聯營公司	**–**	29,250	**–**	29,250
	85,598	56,883	**54,206**	40,169
已批准但未訂約在財務報表中				
撥作購買物業、廠房及設備				
之資本開支	**3,398**	10,737	**–**	–

38. 有關連方交易

本年度內，本集團與聯營公司進行下列交易：

	2003	2002
	千港元	千港元
採購	**–**	37,761
行政管理費收入	**300**	2,100
行政管理費支出	**852**	852
已收利息收入	**1,920**	2,166
銷售收入	**602**	28,795
薪金支出	**–**	354
設備使用費收入	**1,152**	284

以上交易按市場價格/利率進行；或倘未有市場價格/利率可供參照時，則按成本加上利潤比率進行。

39. 主要附屬公司詳情

於二零零三年十二月三十一日，本公司之主要附屬公司詳情如下：

附屬公司名稱	註冊成立／營業地點	已發行及繳足股本	本公司所持有已發行股本面值之比率 直接 %	間接 %	主要業務
Digiwireless Limited	香港	2港元	100	–	投資控股
Envotech Technology Company Limited	香港	2港元	100	–	投資控股
滿添國際有限公司	香港	2港元	100	–	投資控股
Homelite Asia Ltd.	英屬處女群島／中國	1美元	100	–	經銷戶外園藝電動工具產品
Homelite Consumer Products Holdings, Inc.	美國	10美元	–	100	投資控股
Homelite Consumer Products, Inc.	美國	10美元	–	100	經銷戶外園藝電動工具產品
鴻亮遠東有限公司	香港	2港元	100	–	經銷戶外園藝電動工具產品
Homelite Technologies Ltd.	百慕達	12,000美元	100	–	投資控股
MacEwen Property Co. Inc.	美國	100美元	100	–	持有物業
Marco Polo Industries & Merchandising Company Limited	香港	100,000港元	100	–	經銷家庭電子及電器產品
One World Technologies Inc.	美國	10美元	–	100	投資控股
One World Technologies Limited	百慕達	12,000美元	100	–	投資控股
OWT France SAS	法國	1,750,000歐羅	–	100	投資控股
OWT Holding, Inc.	美國	10美元	2.8	97.2	投資控股
OWT Industries, Inc.	美國	10美元	–	100	製造電器部件及電動工具產品

39. 主要附屬公司詳情*(續)*

附屬公司名稱	註冊成立/營業地點	已發行及繳足股本	本公司所持有已發行股本面值之比率 直接 %	間接 %	主要業務
OWT Taiwan Limited	台灣	5,000,000新台幣	100	–	提供檢查服務
Premier Appliance Group Limited	香港	2港元	100	–	製造部件
RAMC Holdings Limited	百慕達	12,000美元	100	–	投資控股
Ryobi Technologies Australia Pty Limited	澳洲	5,500,000澳元	100	–	經銷電動工具產品
Ryobi Technologies Canada Inc.	加拿大	600,000加元	–	100	經銷電動工具產品
Ryobi Technologies France S.A.	法國	17,836,535歐羅	–	100	經銷電動工具產品
Ryobi Technologies GmbH	德國	500,000歐羅	100	–	經銷電動工具產品
Ryobi Technologies, Inc.	美國	10美元	–	100	經銷電動工具產品
Ryobi Technologies (New Zealand) Limited	紐西蘭	1,165,500紐元	100	–	經銷電動工具產品
Ryobi Technologies (UK) Limited	英國	4,000,000英鎊	100	–	經銷電動工具產品
Royal Appliance Mfg. Co.	美國	1美元	–	100	經銷及製造地板護理產品
Royal Appliance International GmbH	德國	1,278,230歐羅	51	–	經銷家庭電子及電器產品
Santo Industries Limited	香港	2,000,000港元	100	–	經銷家庭電子及電器產品
創德實業有限公司	香港	1,000,000港元	100	–	製造塑膠零件

39. 主要附屬公司詳情（續）

附屬公司名稱	註冊成立／營業地點	已發行及繳足股本	本公司所持有已發行股本面值之比率 直接 %	間接 %	主要業務
朗廣實業有限公司	香港	2,000,000港元	75.725	–	製造電子產品
Solar Wide (Overseas) Limited	英屬處女群島／中國	1美元	–	100	製造電子產品
Techtronic Appliances Holdings Company Limited	百慕達	12,000美元	100	–	投資控股
創科電業製品（香港）有限公司	香港	2港元	–	100	經銷及製造地板護理產品
Vax Limited	英國	33,000英鎊	100	–	裝配、採購及分銷地板護理產品
Vax Appliances (Australia) Pty. Ltd.	澳洲	1,200,008澳元	100	–	裝配及分銷地板護理產品

依董事會之意見，上表列舉者主要為影響本集團業績或資產之附屬公司。董事會認為列出其他附屬公司之詳情會令篇幅過於冗長。

於本年度結算日或年內任何時間，附屬公司概無任何發行在外之債務證券。

40. 聯營公司詳情

於二零零三年十二月三十一日聯營公司之詳情如下：

聯營公司名稱	註冊成立／營業地點	已發行及繳足股本	本公司所持有已發行股本面值之比率 直接 %	間接 %	主要業務
Gimelli International (Holdings) Limited	開曼群島	6,250美元	40.8	–	投資控股
Gimelli Laboratories Company Limited	香港	5,000,000港元	–	100	製造及經銷電器及牙齒護理產品
Gimelli Produktions A.G.	瑞士	105,000瑞士法郎	–	100	市場推廣、研究及開發
Precision Technology Industries Limited	百慕達	9,000,000美元	25	–	製造電動工具產品

茲通告本公司謹定於二零零四年五月二十八日上午九時三十分假座香港中區法院道太古廣場港島香格里拉大酒店五樓泰山廳舉行股東週年大會，議程如下：

(1) 省覽截至二零零三年十二月三十一日止年度之賬目與董事會及核數師報告書。

(2) 宣派末期股息每股17.75港仙予於二零零四年六月十八日名列本公司股東名冊之股東。

(3) 重選退任董事及釐訂董事酬金。

(4) 委任核數師及釐訂其酬金。

作為特別事項，考慮並酌情通過（不論有否修訂）下列決議案為普通決議案或特別決議案：

普通決議案

(5) 「**動議**藉增設每股面值0.20港元在各方面與本公司原有股本中之股份享有同等權益之股份400,000,000股，將本公司之法定股本由160,000,000港元增加至240,000,000港元。」

(6) 「**動議**：

(a) 在下文(c)段之規限下，一般性及無條件批准本公司董事會於有關期間（定義見下文）行使本公司之全部權力以配發、發行及處置本公司股本中之額外股份，以及作出或授予將會或可能須行使該項權力之建議、協議及購股權（包括債券、票據、認股權證、債權證及可換股證券）；

(b) 上文(a)段之批准授權本公司董事會於有關期間作出或授予將會或可能須於有關期間屆滿後行使該項權力之建議、協議及購股權（包括債券、票據、認股權證、債權證及可換股證券）；

(c) 本公司董事會根據上文(a)段之批准配發或有條件或無條件同意配發（不論是否根據購股權或以其他形式配發）及發行之股本面值總額，除根據(i)配售新股（定義見下文）、或(ii)根據本公司發行之任何認股權證或任何債券、票據、債權證及可換股證券之條款而行使認購權或換股權、或(iii)當時採納藉以授出或發行可認購或購入本公司股份之購股權予本公司及／或其任何附屬公司之主管人員及／或僱員之任何購股權計劃或類似安排；或(iv)依據本公司當時之公司組織章程細則發行代息股份以外：

(A) 倘屬配發及發行股份以換取現金，不得超過於本決議案獲通過日期本公司股本面值總額之10%；及

(B) 倘屬配發及發行股份以換取現金以外之代價，不得超過於本決議案獲通過日期本公司已發行股本面值總額之20%（減去依據上文(A)分段配發及發行之任何股份）；

惟依據上文(a)段之批准而配發及發行之任何股份，不得按較股份基準價（定義見下文）折讓5%以上之價格發行，而上述批准須經受相應限制；及

(d) 就本決議案而言：

「基準價」指下列兩者中之較高價格：

(i) 於簽署相關交易協議日期，聯交所（定義見下文）每日報價表上所示本公司股份之收市價；及

(ii) 緊接下列三者中最早日期之前五個交易日，聯交所每日報價表上所示本公司股份之平均收市價：

(A) 簽署相關交易協議日期；

(B) 宣佈相關交易日期；或

(C) 依據交易釐訂本公司股份之發行價日期；

「有關期間」指本決議案獲通過之日起至下列三者中之較早日期止：

(i) 本公司下屆股東週年大會結束時；

(ii) 依照本公司之公司組織章程細則或任何適用法例規定，本公司下屆股東週年大會須予舉行之期限屆滿時；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案賦予之授權；及

「配售新股」指本公司董事會於指定期間內向於指定記錄日期名列股東名冊之本公司股份持有人或其中任何一類股份持有人，按彼等當時持有之本公司股份或其中任何一類股份之比例提呈配售股份（惟本公司董事會可就海外股東或零碎股權或經考慮香港以外任何地區之法例規定之任何限制或責任或任何認可監管機構或任何證券交易所之要求後，作出彼等認為必須或適當之行動以取消若干股東在此方面之權利或另作安排」；及

「聯交所」指香港聯合交易所有限公司。」

(7) **「動議：**

(a) 在下文(b)段之規限下，根據所有適用法例及規例，一般性及無條件批准本公司董事會於有關期間（定義見下文）行使本公司之全部權力，在聯交所（定義見下文）或本公司股份上市並獲香港證券及期貨事務監察委員會與聯交所就此認可之任何其他證券交易所購回本公司股本中之股份；

(b) 本公司根據上文(a)段之批准於有關期間購買或有條件或無條件同意購買本公司股本之面值總額，不得超過於本決議案獲通過日期本公司已發行股本面值總額之10%，而上述批准須受到相應限制；及

(c) 就本決議案而言：

「有關期間」指本決議案獲通過之日起至下列三者中之較早日期止：

(i) 本公司下屆股東週年大會結束時；

(ii) 依照本公司之公司組織章程細則或任何適用法例規定，本公司下屆股東週年大會須予舉行之期限屆滿時；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案賦予之授權；及

「聯交所」指香港聯合交易所有限公司。」

(8) 「**動議**於提呈本決議案之本公司股東週年大會通告內第6及7項普通決議案獲通過之條件下，將本公司根據上文第7項決議案所購買本公司股本中之股份面值總額，加入本公司董事會根據上文第6項決議案可配發或有條件或無條件同意配發之本公司股本面值總額內。」

特別決議案

(9) 「**動議**對本公司之公司組織章程細則作出下列修訂：

(a) 刪除第2項細則內對「香港」之現有界定，並代之以下列對「香港」之新界定：

「香港」指中華人民共和國香港特別行政區；

(b) 刪除第2項細則內對「書面」或「印刷」之現有界定，並代之以下列對「書面」或「印刷」之新界定：

「書面」或「印刷」包括以可辨識及非屬暫時性方式(包括電子通訊方式)對文字之任何表述或轉載；

(c) 刪除第2項細則內對「聯繫人士」之現有界定，並代之以下列對「聯繫人士」之新界定：

「聯繫人士」具上市規則賦予該詞彙之涵義；

(d) 刪除第2項細則內「報章」界定中「布政司」等字，並代之以「政務司司長」等字。

(e) 於第2項細則內緊隨「結算所」之界定後加入以下新界定，並加入「營業日」、「電子通訊」、「應得人士」、「上市規則」、「相關財務文件」及「財務報告摘要」等字作為此等界定之旁註：

「營業日」指可於聯交所進行證券買賣之日；

「電子通訊」指透過任何媒介以電子傳送方式發放之通訊；

「應得人士」指公司條例第2(1)條所界定之「應得人士」；

「上市規則」指聯交所證券上市規則；

「相關財務文件」指公司條例第2(1)條所界定之「相關財務文件」；

「財務報告摘要」指公司條例第2(1)條所界定之「財務報告摘要」；

(f) 於第2項細則之末加入下列段落，並分別加入「簽署文件之提述」及「日期及時間之提述」作為此等段落之旁註：

「「簽署文件」一詞包括以下列方式簽署之文件：(i)親筆簽署或蓋上公司印鑑或(ii)在任何適用法例允許之情況下，採用電子簽名或任何其他方式簽署。「文件」一詞包括在任何適用法例允許之情況下，以可參閱方式（不論是否具實體）記錄之任何資料。「地址」一詞包括（就電子通訊而言）任何上述通訊應用之編號或地址。」

「「一日」一詞指由午夜至午夜期間之二十四小時。「時間」一詞（包括之前句子）指香港時間。」

(g) 刪除第16項細則第2行內「二十一日」等字，並代之以「十個營業日」等字。

(h) 刪除第16項細則第6及7行內「2元（或聯交所規則不時允許之較高金額）」等字，並代之以「聯交所規則不時允許之金額」等字。

(i) 刪除第20項細則第2及3行內「2.00元（或聯交所規則不時允許之較高金額）」等字，並代之以「聯交所規則不時允許之金額」等字。

(j) 刪除第40(i)項細則內「2.00元（或聯交所規則不時允許之較高金額）」等字，並代之以「聯交所規則不時允許之金額」等字。

(k) 緊隨第67項細則之後加入新訂第67A項細則，並加入「重新安排會議」等字作為第67A項細則之旁註：

「67A. 倘若董事會認為基於任何理由，按照召開股東大會通告指定之日期或時間或地點舉行股東大會並不切實可行或不適當，董事會可延至另一日期及時間舉行股東大會或另擇地點舉行。董事會須採取合理措施以確保能向有意按原訂時間及地點出席股東大會之股東發出重新安排會議之舉行日期、時間及地點通告。重新安排會議之舉行日期、時間及地點通告亦須(如切實可行)在香港最少一份英文報章及一份中文報章上刊登。重新安排會議之議程毋須發出通告。倘若以此方式重新安排會議，按照此等細則規定於重新安排會議指定舉行前不少於四十八小時收到之代表委任表格將屬有效。董事會亦可根據本項細則延期舉行重新安排會議或另擇地點舉行。」

(l) 緊隨第84項細則之後加入新訂第84A項細則，並加入「抵觸上市規則之投票」等字作為第84A項細則之旁註：

「84A. 倘若任何股東根據上市規則須放棄對任何一項特定決議案投票，或被限制僅可對任何一項特定決議案投贊成票或反對票，任何抵觸此規定或限制之股東其所投票數或其代表所投票數均不會被點算。」

(m) 緊隨第95(D)項細則之後加入新訂第95(E)項細則，並加入「董事對替任董事之行為不負有替代責任」等字作為第95(E)項細則之旁註：

「95.(E) 董事如委任某人士(包括另一位董事)擔任其替任董事，該董事對替任董事以替任董事身份所觸犯之侵權行為毋須負上替代責任。」

(n) 刪除第102項細則內現有(G)段，並代之以下列新(G)段：

「(G) 除細則另有規定者外，董事不得對有關批准該董事或其聯繫人士於其中擁有重大利益關係之任何合約或安排或任何其他建議之董事會決議案投票，彼亦不會被點算入出席會議之法定人數內，惟此限制不適用於下列任何一種情況：

(i) 下列情況下作出之任何擔保或賠償保證：

(a) 就董事或其聯繫人士應本公司或其任何附屬公司之要求或為其利益而引致或承擔之借款或責任，向彼等作出任何擔保或賠償保證；或

(b) 就董事或其聯繫人士因本公司或其任何附屬公司之債務或責任，根據一項保證或賠償保證或作出之擔保而須單獨或共同全數或局部承擔之責任，向第三者作出任何擔保或賠償保證；

(ii) 涉及發售本公司或其他公司股份或債券或其他證券之任何建議，而本公司參與推廣或認購或購買使董事或其聯繫人士因參與是項發售之包銷或分包銷而擁有利益關係；

(iii) 涉及任何其他公司之任何建議，而董事或其聯繫人士僅因其擔任主管人員或行政人員或身為股東，或董事或其聯繫人士實益擁有該公司之股份而直接或間接擁有利益關係，惟董事及其任何聯繫人士合共實益擁有該公司（或該董事或其聯繫人士之權益所來自之任何第三者公司）任何一類已發行股份或投票權不得達5%或以上；

(iv) 涉及本公司或其附屬公司僱員利益之任何建議或安排，包括：

(a) 採納、修訂或管理董事或其聯繫人士可受惠之任何僱員股份計劃或任何股份獎勵或購股權計劃；或

(b) 採納、修訂或管理與董事、其聯繫人士及本公司或其任何附屬公司僱員有關之退休金、身故或傷殘恩恤計劃，惟並無給予任何董事或其聯繫人士該計劃或基金之相關人士一般不享有之任何特權或優惠；及

(v) 任何合約或安排，而董事或其聯繫人士僅由於其在本公司股份或債券或其他證券之權益，因而與本公司股份或債券或其他證券之其他持有人以相同方式擁有權益。」

(o) 刪除第107項細則內「最少於股東大會舉行日期前七日」等字，並代之以「不早於寄發就選擇事項而召開大會通告後該日起計至不遲於大會舉行日期前七日止期間，惟該期間最少須為七日。」

(p) 刪除第125項細則內最後一句，並代之以下列新句子：

「倘若一位董事以電話或任何通訊設備或電子方式參加會議而所有與會者均可互相交談，該董事被視為親身出席會議並有權投票及計入法定出席人數內。倘大部份與會者在場或倘大會主席在場而每次在場之與會者不超過一位，或大多數與會者在場之次數達兩次或以上者，該會議將被視為舉行中論。」

(q) 刪除現行第167項細則，並代之下列新訂第167項細則：

「167. (A) 董事會須不時按公司條例規定編製及於股東週年大會上向本公司提交相關財務文件。

(B) 在(c)段之規限下，本公司須於提交相關財務文件之股東大會舉行日期前最少二十一日，向每位應得人士寄發一份相關財務文件或（在遵守適用法例之情況下）財務報告摘要。

(C) 倘若按照適用法例，任何應得人士（此段中為「同意人士」）同意或視為同意將透過電腦網絡（包括本公司之網站）發佈任何相關財務文件及／或任何財務報告摘要（視情況而定），或以任何其他方式（包括任何其他電子通訊方式）發佈或分發任何相關財務文件及／或任何財務報告摘要（視情況而定），視為本公司已履行(B)段規定向該人士發送相關財務文件及／或財務報告摘要（視情況而定）之責任，則本公司於相關股東大會舉行日期前最少二十一日透過電腦網絡（包括本公司之網站）發佈相關財務文件及／或財務報告摘要（視情況而定），或本公司於上述期間或適用法例允許之日期或之前以其他方式發佈或分發相關財務文件及／或財務報告摘要（視情況而定），就該同意人士而言，即視為本公司已履行(B)段規定之責任。」

(r) 刪除現行第171項細則，並代之以下列新訂第171項細則：

「171. 本公司或其代表根據此等細則或任何法例、規則或規定，向任何應得人士發送之任何通告或文件（包括上市規則所界定之任何「公司通訊」）須採用書面形式，並在適用法例允許之情況下，由本公司以下列方式發送予任何股東或其他應得人士：

(i) 親身；

(ii) 以預付郵資函件、信封或封套，按股東登記名冊上所示登記地址郵寄予股東（如屬任何其他應得人士，則郵寄往其向本公司提供之地址）；

(iii) 送交或放置於上述地址；

(iv) 在一份或以上報章刊登通告；

(v) 以電子通訊方式按應得人士以書面向本公司提供之地址發送予應得人士；

(vi) 透過電腦網絡（包括本公司之網站）發佈；或

(vii) 透過獲應得人士書面授權之任何其他方式。」

(s) 刪除現行第173項細則，並代之以下列新訂第173項細則：

「173. 本公司或其代表發送之任何通告或文件（包括上市規則所界定之任何「公司通訊」）：

(i) 如以郵寄方式發送，於載有上述通告或文件之信封或封套寄出之翌日視為已發送論；載有上述通告或文件之信封或封套如已適當註明收件地址並以預付郵資方式投遞（如寄往香港以外地址則採用空郵方式），即為已發送上述通告或文件之充份憑證論；

(ii) 如並非以郵寄方式發送而是由本公司放置於股東之登記地址或應得人士（並非股東）按照此等細則通知本公司之地址（電子通訊地址除外），上述通告或文件在放置於上址之日即視為已發送論；

(iii) 如以電子通訊方式發送，於發出之翌日並證明載有上述通告或文件之電子通訊收件地址乃為應得人士以書面向本公司提供之電子通訊地址，即為上述通告或文件已發送之充份憑證論；

(iv) 如透過電腦網絡（包括本公司之網站）發佈，於發佈通告之日視為已發送予應得人士論；或如法例並無規定須向應得人士發送通告，則於上述通告或文件首度在電腦網絡上發佈之日視為已發送予應得人士論；及

(v) 如以獲應得人士書面授權之任何其他方式發送，於本公司按照授權發送時視為已發送論。」

(t) 刪除現行第174項細則，並代之以下列新訂第174項細則：

「174. 因股東身故、神志失常或破產而按照第171項細則規定方式，由本公司或其代表向一股股份之應得人士發送之通告或文件，須按照猶如未發生上述股東身故、神志失常或破產之情況般處理。」

(u) 刪除第176項細則第1及2行內「依據此等現行細則，郵寄或放置於任何股東之登記地址」等字，並代之以「按照第171項細則規定方式發送予任何股東」等字。

(v) 刪除現行第177項細則，並代之以下列新訂第177項細則：

「177. (A) 本公司發出之任何通告或文件可採用書面、印刷或在適用法例允許之情況下以電子方式簽署。

(B) 在適用法例允許之情況下，本公司可以只發出英文版或中文版或中、英文版之任何通告或文件，包括惟不限於第167項細則所指之文件及上市規則所界定之任何「公司通訊」。」

(w) 刪除現行第183項細則，並代之以下列新訂第183項細則：

「183. (A) 本公司各董事或其他主管人員有權就彼於執行職務時或就此而可能承擔或引致之所有損失或債務，從本公司之資產中獲得賠償，而各董事或其他主管人員對其於執行職務時或就此令本公司可能承擔或引致之任何損失或損害，一概毋須承擔責任，惟本項細則條文須不會因與公司條例相抵觸而被廢止，方才有效。

(B) 本公司可就本公司任何董事或其他主管人員於下列情況下所承擔之任何債務，向其作出賠償保證：

(i) 就任何民事或刑事訴訟提出答辯而獲判勝訴或免罪開釋；或

(ii) 在公司條例第358條規定之適用範圍內，獲法庭裁決給予損害賠償。

(C) 本公司可為本公司任何董事或主管人員購買及設立：

(i) 就本公司或相關公司因其被指疏忽、違約、疏忽職守或違反信託（欺詐除外）而可能被定罪以致本公司、相關公司或任何其他方須承擔之任何責任進行投保；及

(ii) 就本公司或相關公司因其被指疏忽、違約、疏忽職守或違反信託（包括欺詐）而可能被定罪之任何民事或刑事訴訟中提出答辯以致其須承擔之任何責任進行投保。

(D) 本項細則內，就本公司而言，「相關公司」指本公司之附屬公司或控股公司或本公司控股公司之附屬公司。」

承董事會命

陳志聰

公司秘書

香港

二零零四年四月七日

附註：

1. 凡有權出席大會投票之股東可委任一位或以上代表代其出席大會，並在以股數表決時代其投票。受委代表毋須為股東。

2. 隨附大會適用之代表委任表格。代表委任表格連同簽署人之授權書或其他授權文件（如有）或經公證人簽署證明之授權書或授權文件副本，最遲須於大會或任何續會指定舉行時間前四十八小時送達本公司之註冊辦事處，地址為香港新界荃灣青山道388號中國染廠大廈24樓，方為有效。

3. 本公司將於二零零四年六月十四日至二零零四年六月十八日止期間(包括首尾兩天在內)暫停辦理股份過戶登記手續。如欲獲派發建議末期股息，所有過戶文件連同有關股票最遲須於二零零四年六月十一日下午四時前交回本公司之股份過戶登記處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，以便辦理過戶登記手續。

4. 第3項所述參加重選之退任董事為鍾志平、陳建華及Joel Arthur Schleicher。

5. 就第5項而言，本公司董事會目前無意發行新增股本中之股份。

6. 就第7項而言，載有進一步詳情之說明函件將連同本公司截至二零零三年十二月三十一日止年度之年報寄發予本公司之股東。

7. 二零零三年公司(修訂)修例(「修訂條例」)已於二零零四年二月十三日生效，而香港聯合交易所有限公司(「聯交所」)已公佈對聯交所證券上市規則(「上市規則」)作出修訂，其中包括修訂上市規則附錄三，有關修訂已於二零零四年三月三十一日生效。上市規則附錄三列載上市公司之公司組織章程細則須遵守之條文。

   為使本公司之新訂公司組織章程細則與修訂條例及修訂後之上市規則附錄三保持一致，茲就第9項提呈一項特別決議案對本公司之新訂公司組織章程細則若干章節作出修訂。

財政概要

業績

	截至十二月三十一日止年度				
	1999 千港元 (重列)	2000 千港元 (重列)	2001 千港元 (重列)	2002 千港元 (重列)	**2003** **千港元**
營業額	2,699,338	4,551,482	6,101,140	9,492,938	**13,182,808**
未計應佔聯營公司業績及稅項前溢利	155,413	216,191	270,055	495,780	**769,228**
應佔聯營公司業績	228	(1,221)	(300)	121	**(987)**
除稅前溢利	155,641	214,970	269,755	495,901	**768,241**
稅項	5,965	(25,949)	(19,517)	(70,246)	**(66,811)**
未計少數股東權益前溢利	161,606	189,021	250,238	425,655	**701,430**
少數股東權益	(1,774)	504	(3,125)	(12,241)	**(27,457)**
本年度溢利(附註a)	159,832	189,525	247,113	413,414	**673,973**
基本每股盈利(附註a)	0.29港元	0.34港元	0.43港元	0.66港元	**1.03港元**

資產及負債

	十二月三十一日				
	1999 千港元 (重列)	2000 千港元 (重列)	2001 千港元 (重列)	2002 千港元 (重列)	**2003** **千港元**
資產總值	1,493,742	2,992,972	3,807,792	6,423,105	**9,646,268**
負債總額、撥備及少數股東權益	706,579	2,078,976	2,693,087	4,595,168	**7,133,384**
股東資金	787,163	913,996	1,114,705	1,827,937	**2,512,884**

附註a：以往年度數額已作出調整以反映因採納財務報表附註第2項所載之會計實務準則第12號(經修訂)引致之會計政策變動。

公司資料

董事會

集團執行董事

Horst Julius Pudwill 先生
主席兼行政總裁

鍾志平先生
集團董事總經理

陳建華先生
陳志聰先生
浦上彰夫博士

獨立非執行董事

張定球先生
Joel Arthur Schleicher 先生
Christopher Patrick Langley 先生

二零零四年財務事項日誌

四月七日：	公佈二零零三年度業績
五月二十八日：	股東週年大會
六月十一日：	獲派二零零三年度末期股息之股東截止登記日期
六月十四日至十八日：	暫停辦理股東登記手續
七月二十九日：	派發末期股息
六月三十日：	六個月中期業績結算日
十二月三十一日：	財政年度結算日

股東週年大會

股東週年大會將於二零零四年五月二十八日上午九時三十分假座香港中區法院道太古廣場港島香格里拉大酒店五樓泰山廳舉行

投資者關係聯絡處

投資者關係及企業傳訊部
創科實業有限公司
香港新界荃灣
青山道388號
中國染廠大廈24樓
電郵：ir@tti.com.hk

股份代號

香港聯合交易所	669
ADR Level 1 Programme	TTNDY

網址

www.ttigroup.com

盈利業績、年報/中期報告可於互聯網上瀏覽

股份過戶登記處

秘書商業服務有限公司
香港灣仔
告士打道56號
東亞銀行港灣中心地下
電話：852 2980 1888
傳真：852 2861 0285

美國預託證券託管商

The Bank of New York

主要往來銀行

香港上海匯豐銀行有限公司
德國商業銀行
花旗銀行
渣打銀行
Wachovia Bank, N.A.

律師

張葉司徒陳律師事務所

核數師

德勤•關黃陳方會計師行

公司秘書

陳志聰先生

商標

所有商標均為其各自擁有人之註冊商標。

Ridgid®乃Ridgid, Inc.之註冊商標。Ridgid, Inc.乃位於美國聖路易斯的Emerson集團(紐約證券交易所：EMR)旗下的 Emerson Professional Tools的業務之一。

洲

港

科實業有限公司

亮遠東有限公司

辦事處

青山道388號

業廠大廈24樓

(852) 2402 6888

(852) 2413 5971

Laboratories Co. Ltd.

(852) 2413 3923

(852) 2498 8264

實業有限公司

(852) 2480 0888

(852) 2480 1320

solarwide.com.hk

科電業製品(香港)有限公司

(852) 2402 6888

(852) 3118 1776

青山道388號

業廠大廈18樓

國

莞厚街科技電業廠

東省東莞市厚街鎮

工業區

523962

(86-769) 558 2172

(86-769) 558 2575

科電業製品廠房一

東省東莞市厚街鎮

管理區上屯村

523941

(86-769) 558 0962

(86-769) 558 7962

科電業製品廠房二

東省東莞市厚街鎮

管理區

523941

(86-769) 558 4125

(86-769) 558 4135

美醫療保健制品廠

廣電器制品廠

圳市寶安區公明鎮

石村下石家路38號

工業城

518106

(86-755) 2773 0588

(86-755) 2773 0433

灣

慶比股份有限公司

中市崇德路二段

號9F-4

(886-42) 241 2542

(886-42) 241 2541

北美洲

加拿大

Ryobi Technologies Canada, Inc.
150 Werlich Drive, Unit #5&6
Cambridge, Ontario N1T 1N6
電話:(1-519) 624 2222
傳真:(1-519) 624 0600

美國

Homelite Consumer Products, Inc.
Ryobi Technologies, Inc.
1428 Pearman Dairy Road
Anderson, South Carolina 29625
電話:(1-864) 226 6511
傳真:(1-864) 261 9435
www.ryobitools.com

OWT Industries, Inc.
225 Pumpkintown Hwy.
Pickens, South Carolina 29671
電話:(1-864) 226 6511
傳真:(1-864) 261 9435

Royal Appliance Mfg. Co.
7005 Cochran Road
Glenwillow, OH 44139
電話:(1-44) 996 2000
傳真:(1-44) 996 2027
www.royalappliance.com

歐洲

法國

Ryobi Technologies France S.A.
299, rue De La Belle Etoile
ZI Paris Nord 2-95945, Roissy, CDG
電話:(33-14) 990 1414
傳真:(33-14) 990 1429
www.ryobi-europe.com

德國

Ryobi Technologies GmbH
Itterpark, 7 D-40724 Hilden
電話:(49-2103) 2958-0
傳真:(49-2103) 2958-29
www.ryobi-europe.com

英國

Ryobi Technologies (UK) Ltd.
Anvil House, Tuns Lane
Henley-on-Thames
Oxfordshire RG9 1SA
電話:(44-1491) 848 700
傳真:(44-1491) 848 701
www.ryobi-europe.com

Vax Ltd.
Quillgold House, Kingswood Road
Hampton Lovett, Droitwich
Worcestershire WR9 0QH
電話:(44-1905) 795 959
傳真:(44-1905) 795 958
www.vax.co.uk

澳大利西亞

澳洲

Ryobi Technologies Australia Pty Ltd.
359-361 Horsley Road
Milperra, NSW 2214
電話:(612) 9772 2444
傳真:(612) 9774 5705
www.ryobi.com.au

Vax Appliances (Australia) Pty Ltd.
296 Victoria Road
Malaga, WA 6090
電話:(618) 9247 8100
傳真:(618) 9247 8190
www.vax.com.au

紐西蘭

Ryobi Technologies (New Zealand) Ltd.
503 Mt. Wellington Highway
Mt. Wellington, Auckland
電話:(64-9) 573 0230
傳真:(64-9) 573 0231
www.ryobi.com.au

Design by Sedgwick Richardson Editorial by Conatus Limited


RYOBI
Homelite
RYOBI

創科實業有限公司

香港荃灣青山道388號中國染廠大廈24樓

電話：(852) 2402 6888　傳真：(852) 2413 5971

www.ttigroup.com